     As filed with the Securities and Exchange Commission on July 16, 1997

                                                      Registration No. 333-28655
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                         ------------------------------
                                  SYNTEL, INC.
             (Exact name of Registrant as specified in its charter)

                                    Michigan
                        (State or other jurisdiction of
                         incorporation or organization)
                                      7371
                          (Primary Standard Industrial
                          Classification Code Number)
                                   38-2312018
                                (I.R.S. Employer
                              Identification No.)

                           2800 Livernois--Suite 400
                              Troy, Michigan 48083
                                 (248) 619-2800

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                                  BHARAT DESAI
                     President and Chief Executive Officer
                           2800 Livernois--Suite 400
                              Troy, Michigan 48083
                                 (248) 619-2800

  (Name and address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

D. RICHARD McDONALD, ESQ.                      DANIEL M. MOORE, ESQ.               KEVIN F. BLATCHFORD, ESQ.
Dykema Gossett PLLC                            Syntel, Inc.                        Sidley & Austin
1577 North Woodward Avenue--Suite 300          2800 Livernois--Suite 400           One First National Plaza
Bloomfield Hills, Michigan 48304               Troy, Michigan 48083                Chicago, Illinois 60603-2279
(248) 203-0859                                 (248) 619-3508                      (312) 853-2076

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), please check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]____________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]____________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                         ------------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 16, 1997


PROSPECTUS
----------

                                3,000,000 SHARES

                                  SYNTEL LOGO

                                  COMMON STOCK


     All of the 3,000,000 shares of Common Stock offered hereby are being sold by Syntel,(R) Inc. ("Syntel" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $9.00 and $11.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol SYNT.


                               ------------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 7.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===============================================================================================================
                                       PRICE TO                  UNDERWRITING                PROCEEDS TO
                                        PUBLIC                   DISCOUNT (1)                COMPANY (2)
---------------------------------------------------------------------------------------------------------------
Per Share..................               $                           $                           $
---------------------------------------------------------------------------------------------------------------
Total (3)..................               $                           $                           $
===============================================================================================================

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company, estimated at $600,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to the Public, Underwriting Discount and Proceeds to the Company will be
    $       , $       , and $       , respectively. See "Underwriting."

                               ------------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about                , 1997, at the office of the agent of
Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST
                  PRUDENTIAL SECURITIES INCORPORATED

                                     ROBERTSON, STEPHENS & COMPANY

               , 1997

[A diagram on this page includes the following:

     Syntel corporate logo ("Syntel") and two branded Company icons ("TeamSourcing" and "IntelliSourcing")

     Beneath each logo a description of the Company's services

     - TeamSourcing: "Professional IT Staffing Services and Systems Specification, Design, Development, Implementation and Maintenance."


     - IntelliSourcing: "Outsourcing Services for Ongoing Applications Management, Development and Maintenance of Customer Systems, Best Practices, Tools and Methodologies, Experienced Management Team, Global Service Delivery and Year 2000 Compliance Services."


     Several photographs intended to represent Company employees at work.]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                               ------------------

     Syntel(R) is a registered trademark, and Method2000(sm) is a registered service mark, of the Company. All other trademarks, service marks and trade names referred to in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus: (i) assumes no exercise of the Underwriters' over-allotment option; and (ii) has been adjusted to give retroactive effect to a 22,000-for-1 split of the shares of the Company's common stock (the "Common Stock"). See "Description of Capital Stock" and "Underwriting." Unless otherwise indicated, references herein to the "Company" or "Syntel" refer to Syntel, Inc. and its affiliated corporation, Syntel Software Private Limited ("Syntel India"), which the Company will acquire upon consummation of this offering. Unless otherwise indicated, references to historical financial information of the Company refer only to the historical financial information of Syntel, Inc. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Syntel India Acquisition" and "Certain Transactions." The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE COMPANY

     Syntel is a worldwide provider of professional information technology ("IT") staffing and outsourcing services to Fortune 1000 companies, as well as to government entities. The Company's service offerings include TeamSourcing, consisting of professional IT staffing services, and IntelliSourcing, consisting of outsourcing services for ongoing management, development and maintenance of business applications, including Year 2000 compliance services. Syntel believes that its service offerings are distinguished by its Global Service Delivery Model, a corporate culture focused on customer service and responsiveness, and its own internally developed "intellectual capital" based on a proven set of methodologies, practices and tools for managing the IT functions of its customers.

     Through TeamSourcing, Syntel provides professional IT staffing services directly to customers. TeamSourcing services include systems specification, design, development, implementation and maintenance of complex IT applications involving diverse computer hardware, software, data and networking technologies and practices. TeamSourcing services are provided by individual professionals and teams of professionals dedicated to assisting customer IT departments with systems projects and ongoing functions. For the year ended December 31, 1996 and for the three months ended March 31, 1997, TeamSourcing accounted for approximately 64% and 56% of revenues, respectively.

     Through IntelliSourcing, Syntel provides higher-value outsourcing services for ongoing management, development and maintenance of customers' business applications. Syntel assumes responsibility for and manages selected application support functions of the customer. Utilizing its developed methodology of activities, processes and tools, known as IntelliTransfer, the Company is able to assimilate the business process knowledge of its customers to develop and deliver services specifically tailored for that customer. The Company also provides Year 2000 compliance services to customers using its proprietary Method2000(sm) solution. For the year ended December 31, 1996 and for the three months ended March 31, 1997, IntelliSourcing accounted for approximately 36% and 44% of revenues, respectively.

     The Company's Global Service Delivery Model provides Syntel with flexibility to deliver to each customer a unique mix of services on-site at the customer's location, off-site at its U.S. locations and offshore at its Mumbai (formerly Bombay), India location. The benefits to the customer from this customized service approach include responsive delivery based on an in-depth understanding of the specific processes and needs of the customer, quick turnaround, access to the most knowledgeable personnel and best practices, resource depth, 24-hour support seven days a week and cost-effectiveness. By linking each of its service locations together through a dedicated data and voice network, Syntel provides a seamless service capability to its customers around the world largely unconstrained by geographies, time zones and cultures. The Company is expanding its Global Development Center in Mumbai, India and is establishing a new Global Development Center in Chennai (formerly Madras), India.

     Syntel provides its services to a broad range of Fortune 1000 companies principally in the financial services, manufacturing, retail, transportation and information/communications industries, as well as to government entities. Its five largest customers during 1996, based on revenues, were American International Group, Inc., Ford Motor Co., AT&T Corp., Dayton Hudson Corp. and Chrysler Corporation. The Company has been chosen as a preferred vendor by several of its customers and has been recognized for its quality and responsiveness. The Company has a focused sales effort that includes a strategy of migrating existing TeamSourcing customers to higher-value IntelliSourcing services. The Company recently realigned its resources to focus on the development, marketing and sales of its IntelliSourcing services.


     The Company believes its human resources are its most valuable asset and invests significantly in programs to recruit, train and retain IT professionals. The Company recruits globally through its worldwide recruiting network, trains recent college graduates and other recruits and maintains a broad package of employee support programs. Syntel believes that its management structure and human resources organization is designed to maximize the Company's ability to rapidly and efficiently expand its IT professional staff in response to customer needs. This scalable business model has enabled the Company to grow significantly in recent years. The Company's revenues increased from $29.7 million in 1992 to $92.2 million in 1996. As of June 1, 1997, Syntel's worldwide billable headcount consisted of 1,402 IT professionals.

                                  THE OFFERING

Common Stock offered by the Company.........................    3,000,000 shares
Common Stock to be outstanding after the offering...........    25,000,000 shares(1)
Use of proceeds.............................................    Purchase of Syntel India; payment of
                                                                undistributed S corporation taxable
                                                                income; and general corporate
                                                                purposes, including working capital
                                                                and possible future acquisitions.
Proposed Nasdaq National Market symbol......................    SYNT

------------------------------
(1) Excludes (i) 2,000,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, which include options outstanding on the date hereof to purchase 608,750 shares at a weighted average exercise price of $5.85 per share and options to purchase approximately 42,000 additional shares which will be granted upon the consummation of this offering at an exercise price equal to the initial offering price of the Common Stock offered hereby, and (ii) 1,000,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan. See "Capitalization," "Management--Stock Option Plan" and "--Employee Stock Purchase Plan" and "Shares Eligible for Future Sale."

                             AFFILIATE TRANSACTIONS

     Bharat Desai and Neerja Sethi are the Company's President and Chief Executive Officer and the Company's Vice President, Corporate Affairs, respectively, and together they beneficially own substantially all of the outstanding Common Stock of the Company. Mr. Desai and Ms. Sethi are husband and wife. See "Management" and "Principal Shareholders."

     Mr. Desai and Ms. Sethi also own all of the outstanding capital stock of Syntel Software Private Limited ("Syntel India"), a corporation organized under the laws of India. Syntel India provides offshore software development services to the Company and derives substantially all of its revenues from the Company. Upon the consummation of this offering, the Company will acquire all of the outstanding capital stock of Syntel India for $7.0 million. The purchase price will be paid from a portion of the net proceeds of this offering. See "Use of Proceeds" and "Certain Transactions."


     The Company has elected to be treated as an S corporation and, as a result, the income of the Company has been taxed for federal and state tax purposes directly to the Company's shareholders, rather than to the Company. Prior to completion of this offering, the Company will terminate its S corporation status, and, thereafter, will be subject to federal and state income taxes on its earnings. The Company's taxable income through the date of termination will be taxed directly to the Company's shareholders. Accordingly, prior to completion of this offering, the Company will declare a distribution to Mr. Desai, Ms. Sethi and the Company's other shareholders in an amount equal to the Company's undistributed S corporation taxable income through the date immediately preceding the date of termination, which the Company estimates will be approximately $7.0 million (the "S Corporation Distribution"). The S Corporation Distribution will be paid from a portion of the net proceeds of this offering. The Company distributed $7.0 million in the aggregate to Mr. Desai and Ms. Sethi from cash in the second quarter of 1997 relating to undistributed S corporation taxable income through December 31, 1996. See "Use of Proceeds," "Prior S Corporation Status and Distribution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     The Company was incorporated under the laws of the State of Michigan in 1980. The Company maintains its principal executive offices at 2800 Livernois, Suite 400, Troy, Michigan 48083, and its telephone number is (248) 619-2800. The Company's web site is http://www.syntelinc.com. The Company's web site is not a part of this Prospectus.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in the Prospectus, the words "anticipates," "believes," "estimates," "expects," and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievement could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed under the caption "Risk Factors."

                         SUMMARY FINANCIAL INFORMATION


                                                                                         THREE MONTHS
                                                 YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                                     -----------------------------------------------   -----------------
                                      1992      1993      1994      1995      1996      1996      1997
                                     -------   -------   -------   -------   -------   -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
HISTORICAL STATEMENT OF INCOME
  DATA:
     Revenues......................  $29,717   $45,345   $67,247   $90,326   $92,237   $21,862   $26,262
     Gross profit..................    6,920     6,336    11,310    18,788    22,454     5,116     6,368
     Income from operations........      721     1,122     3,101     5,479     4,193     1,041     1,308
     Net income(1).................  $   935   $ 1,021   $ 3,032   $ 5,237   $ 4,171   $ 1,165   $ 1,383
     Pro forma net income(2).......                      $ 1,881   $ 3,503   $ 2,775   $   719   $   854
                                                         =======   =======   =======   =======   =======
     Pro forma net income
       per share...................                      $  0.09   $  0.16   $  0.13   $  0.03   $  0.04
                                                         =======   =======   =======   =======   =======
     Pro forma weighted average
       common shares outstanding...                       22,000    22,000    22,000    22,000    22,000
                                                         =======   =======   =======   =======   =======
PRO FORMA CONSOLIDATED STATEMENT OF
  INCOME DATA(3):
     Revenues......................                      $67,340   $90,326   $92,330    21,862   $26,294
     Gross profit..................                       12,025    20,312    25,247     5,567     7,402
     Income from operations........                        3,422     6,403     5,976     1,301     2,007
     Net income....................                      $ 2,203   $ 4,421   $ 4,379       988   $ 1,587
                                                         =======   =======   =======   =======   =======
     Net income per share..........                      $  0.09   $  0.17   $  0.17   $  0.04   $  0.06
                                                         =======   =======   =======   =======   =======
     Weighted average common shares
       outstanding(4)..............                       25,380    25,710    25,820    25,820    25,820
                                                         =======   =======   =======   =======   =======



                                                                       MARCH 31, 1997
                                                                ----------------------------
                                                                ACTUAL        AS ADJUSTED(5)
                                                                -------       --------------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
     Working capital........................................    $ 8,014          $29,919
     Total assets...........................................     32,403           55,770
     Long-term debt.........................................         --               --
     Total shareholders' equity.............................     11,288           30,922


------------------------------
(1) For all periods shown, the Company elected to be treated as an S corporation and, as a result, the income of the Company has been taxed for federal and state purposes (with exceptions under certain state income tax laws) directly to the Company's shareholders rather than to the Company. See "Prior S Corporation Status and Distribution."

(2) Historical pro forma data reflect income tax provisions for the periods presented for federal and additional state income taxes as if the Company had been taxed as a C corporation.


(3) Pro forma consolidated statement of income data reflect: (i) income tax provisions for the periods presented for federal and additional state income taxes as if the Company had been taxed as a C corporation and (ii) the results of operations of Syntel India, as if the acquisition of Syntel India had occurred as of January 1, 1994. See "Pro Forma Consolidated Financial Statements."


(4) The weighted average number of common shares outstanding used to calculate pro forma net income per share includes the number of shares which, when multiplied by an assumed initial public offering price of $10.00 per share, would have been sufficient to replace the capital in excess of earnings withdrawn as distributions. See Note (c) to Pro Forma Consolidated Financial Statements.


(5) As adjusted to give effect to: (i) the sale by the Company of 3,000,000 shares of Common Stock offered hereby at an assumed public offering price of $10.00 per share and the application of the estimated net proceeds therefrom; (ii) the recording of $4.6 million, or $0.18 per share, of deferred tax liability as a result of the termination of the Company's S corporation election as if terminated on March 31, 1997 (the Company estimates that this deferred tax liability will be approximately $2.0 million, or $0.08 per share, at the time of consummation of this offering);
    (iii) the distribution to the Company's shareholders of undistributed S corporation taxable income (while there was no undistributed S corporation taxable income as of March 31, 1997, the Company estimates that undistributed S corporation taxable income will be approximately $7.0 million at the time of consummation of this offering); and (iv) the acquisition of Syntel India for $7.0 million and the elimination of the intercompany balance of $1.2 million between the Company and Syntel India. See "Use of Proceeds," "Prior S Corporation Status and Distribution," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Syntel India Acquisition," "--Net Charge Resulting from S Corporation Termination" and "--Liquidity and Capital Resources" and "Certain Transactions."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, investors should consider carefully the following factors in evaluating an investment in the shares of the Common Stock offered hereby.

     Recruitment and Retention of IT Professionals. The Company's business of delivering professional IT services is labor intensive, and, accordingly, its success depends upon its ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals. The Company believes that both in the United States and in India there is a growing shortage of, and significant competition for, IT professionals who possess the technical skills and experience necessary to deliver the Company's services, and that such IT professionals are likely to remain a limited resource for the foreseeable future. The Company believes that, as a result of these factors, it operates within an industry that experiences a significant rate of annual turnover of IT personnel. The Company's business plans are based on hiring and training a significant number of additional IT professionals each year to meet anticipated turnover and increased staffing needs. The Company's ability to maintain and renew existing engagements and to obtain new business depends, in large part, on its ability to hire and retain qualified IT professionals. Historically, the Company has performed a significant portion of its employee recruiting in foreign countries, particularly in India. Any perception among the Company's recruits or foreign IT professionals, whether or not well-founded, that the Company's ability to assist them in obtaining permanent residency status in the United States has been diminished could result in increased recruiting and personnel costs or lead to significant employee attrition or both. There can be no assurance that the Company will be able to recruit and train a sufficient number of qualified IT professionals or that the Company will be successful in retaining current or future employees. Failure to hire and train or retain qualified IT professionals in sufficient numbers could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business --Human Resources" and "--Competition."


     Government Regulation of Immigration; DOL Consent Decree. The Company recruits its IT professionals on a global basis and, therefore, must comply with the immigration laws in the countries in which it operates, particularly the United States. As of June 1, 1997, approximately 59% of Syntel's U.S. workforce (42% of Syntel's worldwide workforce) worked under H-1B visas (permitting temporary residence while employed in the U.S.). Pursuant to United States federal law, the Department of Immigration and Naturalization Services (the "INS") limits the number of new H-1B visas to be approved in any government fiscal year. In years in which this limit is reached, the Company may be unable to obtain enough H-1B visas to bring a sufficient number of foreign employees to the U.S. If the Company were unable to obtain sufficient H-1B employees, the Company's business, results of operations and financial condition could be materially and adversely affected. Furthermore, Congress and administrative agencies have periodically expressed concerns over the levels of legal immigration into the U.S. These concerns have often resulted in proposed legislation, rules and regulations aimed at reducing the number of work visas, including H-1B visas, that may be issued. Since September 29, 1995, the Company has been subject to a consent decree with the U.S. Department of Labor relating to its H-1B employees. As a result of the consent decree, the Company did not seek any new H-1B visas during the fourth quarter of 1995, significantly curtailed its H-1B hiring from April 1995 through September 1996, and significantly increased its U.S. domestic recruiting and hiring efforts throughout 1996. While the Company believes that these steps adversely affected revenue growth in 1995 and 1996, the Company believes that it has fully complied with the consent decree and that continued compliance through the expiration of the decree in September 1997 will not have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Human Resources--DOL Consent Decree." The failure of the Company to comply with applicable laws and regulations, any changes in the interpretation of existing laws and regulations or the adoption of new laws and regulations making it more difficult to hire foreign nationals, or limiting the ability of the Company to retain foreign employees, could have a material adverse effect on the Company's business, results of operations and financial condition.

     Variability of Quarterly Operating Results. The Company has experienced and expects to continue to experience fluctuations in revenues and operating results from quarter to quarter due to a number of factors, including: the timing, number and scope of customer engagements commenced and completed during the quarter; progress on fixed-price engagements; timing and cost associated with expansion of the Company's facilities; changes in IT professional wage rates; the accuracy of estimates of resources and time frames required to complete pending assignments; the number of working days in a quarter; employee hiring, attrition and utilization rates; the mix of services performed on-site, off-site and offshore; termination of engagements; start-up expenses for new engagements; longer sales cycles for IntelliSourcing engagements; customers' budget cycles; and investment time for training. Because a significant percentage of the Company's selling, general and administrative expenses are relatively fixed, variations in revenues may cause significant variations in operating results. Although fixed-price engagements have not contributed significantly to revenues and earnings to date, operating results may be adversely affected in the future by cost overruns on fixed-price engagements. In addition, it is possible that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. No assurance can be given that quarterly results will not fluctuate causing a material adverse effect on the Company's financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Selected Quarterly Results of Operations."

     Customer Concentration; Risk of Termination. The Company has in the past derived, and believes it will continue to derive, a significant portion of its revenues from a limited number of large, corporate customers. The Company's ten largest customers represented approximately 81%, 78% and 77% of revenues for the year ended December 31, 1995 and 1996 and for the three months ended March 31, 1997, respectively. The Company's largest customer is American Home Assurance Company and certain other subsidiaries of American International Group Inc. (collectively, "AIG"). AIG accounted for approximately 38%, 34% and 31% of revenues for the year ended December 31, 1995 and 1996 and for the three months ended March 31, 1997, respectively. Ford Motor Company ("Ford"), the Company's next largest customer, accounted for approximately 14%, 12% and 10% of revenues for the year ended December 31, 1995 and 1996 and for the three months ended March 31, 1997, respectively. The volume of work performed for specific customers is likely to vary from year to year, and a significant customer in one year may not provide the same level of revenues in any subsequent year. Because many of its engagements involve functions that are critical to the operations of its customer's businesses, any failure by Syntel to meet a customer's expectations could result in cancellation or nonrenewal of the engagement and could damage Syntel's reputation and adversely affect its ability to attract new business. Most of the Company's contracts are terminable by the customer with limited notice and without penalty. An unanticipated termination of a significant engagement could result in the loss of substantial anticipated revenues and could require the Company to either maintain or terminate a significant number of unassigned IT professionals. The loss of any significant customer or engagement could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Customers."

     Exposure to Regulatory and General Economic Conditions in India. A significant element of the Company's business strategy is to continue to develop and expand offshore Global Development Centers in India. As of June 1, 1997, the Company had approximately 29% of its workforce in India, and anticipates that this percentage will increase over time. While wage costs in India are significantly lower than in the U.S. and other industrialized countries for comparably skilled IT professionals, wages in India are increasing at a faster rate than in the U.S., and could result in the Company incurring increased costs for IT professionals. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "-- Results of Operations -- Syntel India." In the past, India has experienced significant inflation and shortages of foreign exchange, and has been subject to civil unrest. No assurance can be given that the Company will not be adversely affected by changes in inflation, interest rates, taxation, social stability or other political, economic or diplomatic developments in or affecting India in the future. In addition, the Indian government is significantly involved in and exerts significant influence over its economy. In the recent past, the Indian government has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in certain sectors of the economy, including the technology industry. Certain of these benefits that directly benefitted the Company included, among others, tax holidays, liberalized import and export duties and preferential rules on foreign investment. After acquiring Syntel India, the Company plans to treat any Syntel India earnings as permanently invested in India. If the Company decides to repatriate any earnings of Syntel India, it will incur a "border" tax, currently 10%, under Indian tax law and be required to pay U.S. corporate income taxes on such earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Income Tax Matters." Changes in the business or regulatory climate of India could have a material adverse effect on the Company's business, results of operations and financial condition.

     Intense Competition. The IT services industry is intensely competitive, highly fragmented and subject to rapid change and evolving industry standards. The Company competes with a variety of other companies, depending on the IT services it offers. The Company's primary competitors for professional IT staffing engagements include participants from a variety of market segments, including "Big Six" accounting firms, systems consulting and implementation firms, applications software development and maintenance firms, service groups of computer equipment companies and temporary staffing firms. In applications outsourcing services, the Company competes primarily with Electronic Data Systems Corp., IBM Global Solutions (ISSC), Andersen Consulting and Computer Sciences Corporation. The Company's principal competitors for Year 2000 compliance engagements include IBM Global Solutions (ISSC), Cap Gemini and Andersen Consulting. Many of the Company's competitors have substantially greater financial, technical and marketing resources and greater name recognition than the Company. As a result, they may be able to compete more aggressively on pricing, respond more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development and promotion of IT services than the Company. In addition, there are relatively few barriers to entry into the Company's markets and the Company has faced, and expects to continue to face, additional competition from new IT service providers. Further, there is a risk that the Company's customers may elect to increase their internal resources to satisfy their IT services needs as opposed to relying on a third-party vendor such as the Company. The IT services industry is also undergoing consolidation which may result in increased competition in the Company's target markets. Increased competition could result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on the Company. The Company also faces significant competition in recruiting and retaining IT professionals which could result in higher labor costs or shortages. There can be no assurance that the Company will compete successfully with existing or new competitors or that competitive pressures faced by the Company will not materially adversely affect its business, results of operations or financial condition. See "Business--Competition."

     Ability to Manage Growth. The Company's business has experienced rapid growth over the years that has placed significant demands on the Company's managerial, administrative and operational resources. Revenues have increased from $29.7 million in 1992 to $92.2 million in 1996, and the number of worldwide billable employees has increased from 481 as of December 31, 1992 to 1,402 as of June 1, 1997. The Company established a sales office in London, England in 1996, opened a sales and service office in Singapore in May 1997, is expanding its Global Development Center in Mumbai, India and is establishing a new Global Development Center in Chennai, India. See "Business--Global Service Delivery Model." The Company's future growth depends on recruiting, hiring and training IT professionals, increasing its international operations, expanding its U.S. and offshore capabilities, adding effective sales and management staff and adding service offerings. Effective management of these and other growth initiatives will require the Company to continue to improve its operational, financial and other management processes and systems. Failure to manage growth effectively could have a material adverse effect on the quality of the Company's services and engagements, its ability to attract and retain IT professionals, its business prospects, and its results of operations and financial condition. The Company has historically derived most of its revenues from professional IT staffing services. In the second half of 1996, the Company realigned personnel and resources to focus more attention on outsourcing services for ongoing applications management, development and maintenance and Year 2000 compliance services. A key factor in the Company's growth strategy is to substantially increase outsourcing service engagements with new and existing customers. The Company is less experienced in marketing, developing and performing such outsourcing services, which have a longer sales cycle (up to 12 months) and generally require approval by more senior levels of management within the customer's organization, as compared to more traditional IT staffing services. There can be no assurance that the Company's increased focus on outsourcing services will be successful, and any failure of such strategy could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Strategies."

     Fixed-Price Engagements. The Company undertakes, from time to time, certain engagements billed on a fixed-price basis, as distinguished from the Company's principal method of billing on a time-and-materials basis. In addition, the Company offers its Year 2000 compliance services on a fixed-price basis in contrast to most other compliance service providers who charge customers on a time-and-materials basis. Furthermore, the Company has a strategy to increase its percentage of revenue from fixed-price outsourcing. The Company's failure to estimate accurately the resources and time required for an engagement or its failure to complete fixed-price engagements within budget, on time and to the required quality levels would expose the Company to risks associated with cost overruns and, in certain cases, penalties, any of which could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Services--IntelliSourcing."

     Potential Liability to Customers. Many of the Company's engagements involve IT services that are critical to the operations of its customers' businesses. The Company's failure or inability to meet a customer's expectations in the performance of its services could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts to limit contractually its liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its IT services, there can be no assurance the limitations of liability set forth in its service contracts will be enforceable in all instances or would otherwise protect the Company from liability for damages. Although the Company maintains general liability insurance coverage, including coverage for errors and omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that are uninsured, exceed available insurance coverage or result in changes to the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect the Company's business, results of operations and financial condition.


     Dependence on Principal. The success of the Company is highly dependent on the efforts and abilities of Bharat Desai, the Company's founder, Chief Executive Officer and President. Mr. Desai is subject to an employment agreement with the Company with a term ending December 31, 1999, which contains noncompetition, nonsolicitation and nondisclosure covenants during the term of the agreement and for two years following termination of employment. The loss of the services of this key executive for any reason could have a material adverse effect on the Company's business, operating results and financial condition. The Company does not maintain key man life insurance on Mr. Desai. See "Management--Executive Officers and Directors."


     Control by and Benefits to Existing Shareholders. Upon completion of this offering, Bharat Desai and Neerja Sethi, who are husband and wife, will beneficially own in the aggregate approximately 88% of the Company's Common Stock (approximately 86% if the Underwriters' over-allotment is exercised in full). As a result, Mr. Desai and Ms. Sethi will be able to elect the entire Board of Directors, and will retain the voting power to control all matters requiring shareholder approval, including approval of significant corporate transactions, provided that they vote together on such matters. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company, and may also impede or preclude transactions in which shareholders might otherwise receive a premium for their shares over then-current market prices. In addition, Mr. Desai and Ms. Sethi will receive material benefits in connection with this offering, including dedication of a portion of the net proceeds to the payment of the $7.0 million purchase price for Syntel India and payment of an estimated $7.0 million of undistributed S corporation taxable income through the date of termination of the Company's S corporation status. Mr. Desai and Mr. Sethi have a nominal basis in the stock of Syntel India and substantially all of the purchase price will represent profit to them. This offering will establish a public market for the Common Stock and provide significantly increased liquidity to Mr. Desai and Ms. Sethi for the shares of Common Stock they will own after this offering. See "Use of Proceeds," "Dilution," "Management--Executive Officers and Directors," "Principal Shareholders" and "Certain Transactions."


     Risks Related to Possible Acquisitions. The Company may expand its operations through the acquisition of additional businesses. Financing of any future acquisition could require the incurrence of indebtedness, the issuance of equity (common or preferred) or a combination thereof. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into the Company without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or legal liabilities and amortization of acquired intangible assets, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. Customer satisfaction or performance problems within an acquired firm could have a material adverse impact on the reputation of the Company as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. While the Company from time to time considers acquisition opportunities, it has never acquired a business, and as of the date of this Prospectus, has no existing agreements, understandings or commitments to effect any acquisitions, with the exception of the acquisition of Syntel India. The failure of the Company to manage its acquisition strategy successfully could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Strategies" and "Certain Transactions."

     Limited Intellectual Property Protection. The Company's success depends in part upon certain methodologies, practices, tools and technical expertise it utilizes in designing, developing, implementing and maintaining applications and other proprietary intellectual property rights. The Company is also developing proprietary conversion tools specifically tailored to address the Year 2000 problem. In order to protect its proprietary rights in these various intellectual properties, the Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws which afford only limited protection. The Company also generally enters into confidentiality agreements with its employees, consultants, customers and potential customers and limits access to and distribution of its proprietary information. India is a member of the Berne Convention, an international treaty, and has agreed to recognize protections on intellectual property rights conferred under the laws of foreign countries, including the laws of the U.S. The Company believes that laws, rules, regulations and treaties in effect in the U.S. and India are adequate to protect it from misappropriation or unauthorized use of its intellectual property. However, there can be no assurance that such laws will not change and, in particular, that the laws of India will not change in ways that may prevent or restrict the transfer of software components, libraries and toolsets from India to the U.S. There can be no assurance that the steps taken by the Company will be adequate to deter misappropriation of its intellectual property, or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its rights. Although the Company believes that its intellectual property rights do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future or what impact any such claim, would have on the Company's business, results of operation or financial condition. The Company presently holds no patents or registered copyrights, trademarks or servicemarks other than Syntel(R) and Method2000(sm). The Company has submitted federal trademark applications to register certain names for its service offerings, including the IntelliSourcing and TeamSourcing names. There can be no assurance, however, that the Company will be successful in obtaining federal trademarks for these trade names. See "Business--Intellectual Property Rights."


     No Prior Market; Possible Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock of the Company. The initial public offering price per share of the Common Stock will be determined by negotiations between management of the Company and the representatives of the Underwriters and may bear no relationship to the market price of the Common Stock after the offering. Although the Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that an active public market in the Company's Common Stock will develop or be sustained. The prices at which the Common Stock trades will be determined by the marketplace and influenced by many factors, including the Company's operating and financial performance, the depth and liquidity of the market for the Common Stock, future sales of Common Stock, including sales by Mr. Desai and Ms. Sethi, investor perceptions of the Company and its prospects, the Company's dividend policy and general economic conditions. The stock market has from time to time experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. In addition, factors such as announcements of technological innovations, new products or services or new customer engagements by the Company or its competitors or third parties, as well as market conditions in the IT services industry, may have a significant impact on the market price of the Company's Common Stock. See "Underwriting."


     Anti-Takeover Provisions. The Company's Restated Articles of Incorporation (the "Articles") and Bylaws and the Michigan Business Corporation Act ("MBCA") include provisions that may be deemed to have anti-takeover effects; may delay, deter or prevent a takeover attempt that shareholders might consider in their best interests; and will effectively make it more difficult for a third party to acquire control of the Company by means of a tender offer or a proxy contest for the election of directors or otherwise. The Articles provide for 5,000,000 authorized shares of Preferred Stock ("Preferred Stock"), the rights, preferences, qualifications, limitations and restrictions of which may be fixed by the Board of Directors without any vote or action by the shareholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Preferred Stock, if issued, may be senior in rights to dividends and liquidation preferences to holders of Common Stock and could have voting rights that may substantially dilute the voting rights of Common Stock holders. The Company has no present plans to issue any shares of Preferred Stock. The Articles provide for a classified Board of Directors consisting of three classes selected to serve staggered three year terms, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of a majority of shares entitled to vote. In addition, the number of directors which constitutes the whole Board of Directors may be changed only by the vote of at least two-thirds of the directors then in office. The Company's Bylaws reserve the authority to call a special shareholders meeting to the Board of Directors, the Chairman of the Board, or the President, and require advance notice by a shareholder of a proposal or director nomination which such shareholder desires to present at any annual or special meeting of shareholders. Chapter 7A of the MBCA provides, with certain exceptions, that business combinations between a Michigan corporation and an "interested shareholder" generally require the approval of 90% of the votes of each class of stock entitled to vote, and not less than 2/3 of the votes of each class of stock entitled to vote, excluding shares owned by such interested shareholder. An "interested shareholder" is a person directly or indirectly owning 10% or more of the corporation's outstanding voting power, or an affiliate of the corporation who at any time within two years prior to the date in question directly or indirectly owned 10% or more of such voting power. Chapter 7B of the MBCA provides that "control shares" of the Company acquired in a control share acquisition have no rights except as granted by the shareholders of the Company. Control shares are shares that, when added to shares previously owned by a shareholder, increase such shareholder's ownership of voting stock to at least 20%, at least 33 1/3% or a majority of the outstanding voting power of the Company. With certain exceptions, a control share acquisition must be approved by a majority of the votes cast by holders of stock entitled to vote excluding shares owned by the acquiror and certain officers and directors. These factors may have the effect of delaying or preventing a change in control of the Company without action by the shareholders, may discourage bids for the Common Stock at a premium over the market price and may deter efforts to obtain control of the Company, each of which could adversely affect the market price of the Common Stock. See "Description of Capital Stock."

     Shares Eligible for Future Sale. Sales of substantial amounts of the Company's Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Immediately after completion of this offering, the Company will have 25,000,000 shares of Common Stock outstanding, of which 3,000,000 shares sold pursuant to this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except those shares held by affiliates of the Company. The Company and its current shareholders have agreed not to offer, sell, or otherwise dispose of any shares of Common Stock, options, or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 180-day period following the date of this Prospectus. However, Hambrecht & Quist, LLC, in its sole discretion, may release the shareholders from these lock-up agreements, in whole or in part, at any time and without notice. Following the 180-day lock-up period, all of the restricted securities will become eligible for sale, subject to the manner of sale, volume, notice and information requirements of Rule 144 of the Securities Act. Promptly following consummation of this offering, the Company expects to file a registration statement on Form S-8 with the Securities and Exchange Commission registering 2,000,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan. The Company granted options to purchase 140,000 shares on April 1, 1997, 468,750 shares on June 2, 1997 and, upon consummation of this offering, intends to grant options to its employees to purchase in the aggregate approximately 42,000 additional shares. Such options vest in increments of 10%, 20%, 30% and 40% of the shares subject to the option on the first, second, third and fourth anniversaries, respectively, of the grant date of the option. Promptly following consummation of the offering, the Company also intends to file a registration statement on Form S-8 with the Commission registering 1,000,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan. Sales of substantial amounts of such shares in the public market or the availability of such shares for future sales could adversely affect the market price of the shares of Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Shares Eligible for Future Sale" and "Underwriting."

     Immediate and Substantial Dilution. The initial public offering price per share of Common Stock is substantially higher than the net tangible book value per share of the Common Stock. At an assumed initial public offering price of $10.00 per share, purchasers of shares of Common Stock in this offering will experience immediate and substantial dilution of $8.76 in the pro forma net tangible book value per share of Common Stock. See "Dilution."

     Management Discretion as to Use of Unallocated Net Proceeds. A substantial portion of the anticipated net proceeds of this offering will be allocated to general corporate purposes and working capital and have not been designated for specific uses. Therefore, the Board of Directors will have broad discretion with respect to the use of a substantial portion of the net proceeds of this offering. See "Risk Factors--Risks Related to Possible Acquisitions," and "Use of Proceeds."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby, after deducting the underwriting discount and estimated offering expenses payable by the Company, are estimated to be approximately $27,300,000 (approximately $31,485,000 if the Underwriters' overallotment option is exercised in full), assuming an initial offering price of $10.00 per share.


     The Company expects to use the net proceeds from this offering for: (i) payment of approximately $7.0 million in the aggregate to Bharat Desai and Neerja Sethi for the acquisition of Syntel India; (ii) payment to Mr. Desai, Ms. Sethi and the Company's other shareholders of undistributed S corporation taxable income through the date of termination of the Company's S corporation election, estimated to be approximately $7.0 million; and (iii) general corporate purposes, including working capital and possible future acquisitions. See "Prior S Corporation Status and Distribution," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Syntel India Acquisition" and "Certain Transactions."


     The Company may use a portion of the net proceeds from this offering to make one or more acquisitions of, or investments in, businesses and technologies that are complementary to those offered by the Company. Except for the acquisition of Syntel India described in this Prospectus, the Company has no specific agreements, understandings or commitments with respect to any such acquisition. See "Risk Factors--Risks Related to Possible Acquisitions" and "Business--Strategies."

     Pending such uses, the Company intends to invest the remaining net proceeds from this offering in short-term, investment grade, interest-bearing instruments.

                  PRIOR S CORPORATION STATUS AND DISTRIBUTION

     The Company has elected to operate under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and comparable provisions of certain state income tax laws. An S corporation generally is not subject to income tax at the corporate level (with exceptions under certain state income tax laws). Instead, the S corporation's income generally passes through to the shareholders and is taxed on their personal income tax returns. Prior to completion of this offering, the Company will terminate its S corporation status. The Company's earnings through the date of termination of the Company's S corporation status will continue to be taxed for federal and state income tax purposes, with certain exceptions, directly to the Company's shareholders. Subsequent to the termination of its S corporation status, the Company will be subject to federal and state income taxes on its earnings.


     Prior to the completion of this offering, the Company will declare a distribution to Mr. Desai, Ms. Sethi and the Company's other shareholders in an amount equal to the Company's undistributed S corporation taxable income through the date of termination of the Company's S corporation election (the "S Corporation Distribution"). The amount of the S Corporation Distribution is estimated to be approximately $7.0 million. The S Corporation Distribution will be paid from a portion of the net proceeds of this offering. The Company distributed $7.0 million in the aggregate to Mr. Desai and Ms. Sethi from cash in the second quarter of 1997 relating to undistributed S corporation taxable income through December 31, 1996. See "Risk Factors--Benefits of Offering to Existing Shareholders," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."


     Prior to the consummation of this offering, the Company will enter into an S corporation termination, tax allocation and indemnification agreement with its shareholders relating to the distribution of undistributed S corporation taxable income to the shareholders and to the mutual indemnification arrangements among such shareholders and the Company for certain tax liabilities. See "Certain Transactions."

     In connection with the termination of its S corporation status, the Company will be required by the Code to change its method of accounting for tax reporting purposes from the cash method to the accrual method, resulting in a net charge to earnings which the Company estimates will be approximately $2.0 million ($4.6 million at March 31, 1997). This charge will be recognized in the quarter in which this offering is consummated, but will be paid in four equal annual installments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Net Charge Resulting from S Corporation Termination."


                                DIVIDEND POLICY


     Other than the S Corporation Distribution, the Company does not intend to declare or pay cash dividends in the foreseeable future. Management anticipates that future earnings will be retained to fund the growth and development of its business. The payment of future dividends, if any, will be at the discretion of the Company's Board of Directors and will depend on various factors, including the Company's operating results, current and anticipated cash needs for working capital and capital expenditures, general financial condition, restrictions imposed by financing agreements, if any, and any other factors the Company's Board of Directors deems relevant. Currently, the Company is not a party to any agreements that restrict its ability to pay dividends.

                                 CAPITALIZATION

     The following table sets forth at March 31, 1997: (i) the actual capitalization of the Company; (ii) the pro forma capitalization of the Company after giving effect to the deferred tax liability resulting from the termination of the S corporation election; and (iii) the pro forma capitalization of the Company as further adjusted to reflect the issuance and sale by the Company of 3,000,000 shares of Common Stock offered hereby at an assumed offering price of $10.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Company's Financial Statements, including the Notes thereto.


                                                                     MARCH 31, 1997
                                                        -----------------------------------------
                                                        ACTUAL     PRO FORMA(3)    AS ADJUSTED(4)
                                                        -------    ------------    --------------
                                                                     (IN THOUSANDS)
Long-term debt......................................    $    --       $   --          $    --
                                                        -------       ------          -------
Shareholders' equity:
  Preferred stock, no par value; no shares
     authorized or issued (actual and pro forma);
     5,000,000 shares authorized, no shares issued
     (as adjusted)(1)...............................         --           --               --
  Common stock, no par value; 1,000 shares
     authorized, 1,000 shares issued (actual);
     40,000,000 shares authorized, 22,000,000 shares
     issued (pro forma); 40,000,000 shares
     authorized, 25,000,000 shares issued (as
     adjusted)(1)(2)................................          1            1                1
Additional paid-in capital..........................         --        6,651           30,921
Retained earnings...................................     11,287           --               --
                                                        -------       ------          -------
  Total shareholders' equity........................     11,288        6,652           30,922
                                                        -------       ------          -------
     Total capitalization...........................    $11,288       $6,652          $30,922
                                                        =======       ======          =======


------------------------------
(1) In May 1997, the Company amended its Articles of Incorporation to, among other things: (i) increase the number of authorized shares of Common Stock to 40,000,000; (ii) split each existing share of Common Stock into 22,000 shares of Common Stock; and (iii) create a class of preferred stock and authorized 5,000,000 shares of such class. See "Description of Capital Stock."

(2) Shares issued excludes (i) 2,000,000 shares of Common Stock reserved for issuance under the Stock Option Plan, which include options outstanding on the date hereof to purchase 608,750 shares at a weighted average exercise price of $5.85 per share and options to purchase approximately 42,000 additional shares which will be granted upon consummation of this offering at an exercise price equal to the initial offering price of the Common Stock offered hereby, and (ii) 1,000,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan. See "Management--Stock Option Plan," "--Employee Stock Purchase Plan," and "--Director Compensation."


(3) Pro forma data give effect to: (i) deferred income taxes of $4.6 million recorded as a result of the termination of the S corporation election as if terminated on March 31, 1997 (the Company estimates that this deferred tax liability will actually be approximately $2.0 million at the time of consummation of this offering); (ii) a distribution to the Company's shareholders of undistributed S corporation taxable income (while there was no undistributed S corporation taxable income as of March 31, 1997, the Company estimates that undistributed S corporation taxable income will be approximately $7.0 million at the time of consummation of this offering); and (iii) reclassification of remaining accumulated earnings to additional paid-in capital.


(4) As adjusted data give effect to: (i) the issuance and sale by the Company of the 3,000,000 shares of Common Stock offered hereby, after deducting estimated underwriting discount and offering expenses; and (ii) payment of approximately $7.0 million to Bharat Desai and Neerja Sethi in conjunction with the Syntel India acquisition, which will be accounted for on the carryover basis of accounting, resulting in a $3.0 million reduction in equity. See "Use of Proceeds" and "Certain Transactions."

                                    DILUTION

     As of March 31, 1997, the pro forma net tangible book value of the Company was approximately $6,652,000 or $0.31 per share of Common Stock. Pro forma net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities on a pro forma basis to give effect to the termination of the S corporation election and distribution to the Company's shareholders of undistributed S corporation taxable income, divided by the aggregate number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom, the adjusted pro forma net tangible book value of the Company at March 31, 1997, would have been $30,922,000 or $1.24 per share of Common Stock. This amount represents an immediate increase in such pro forma net tangible book value of $0.93 per share of Common Stock to existing shareholders and an immediate dilution in pro forma net tangible book value of $8.76 per share to new investors. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share.............             $10.00
     Pro forma net tangible book value per share as of March
      31, 1997..............................................    $0.31
     Increase in pro forma net tangible book value per share
      attributable to new investors(1)......................    $0.93
                                                                -----
Adjusted pro forma net tangible book value per share after
  the offering(2)...........................................             $ 1.24
                                                                         ------
Dilution per share to new investors.........................             $ 8.76
                                                                         ======

------------------------------
(1) Includes a reduction in equity of $3.0 million in connection with the acquisition of Syntel India.


(2) Does not include earnings subsequent to March 31, 1997, nor does it reflect the related S corporation distribution of taxable income to the Company's shareholders, which is estimated to be $7.0 million at the date of consummation of this offering.


     The dilution table set forth above does not include the effect of (i) 2,000,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, of which options to purchase (a) 140,000 shares were granted on April 1, 1997 at an exercise price of $2.00 per share, (b) 468,750 shares were granted on June 2, 1997 at an exercise price of $7.00 per share, and (c) approximately 42,000 shares will be granted upon the consummation of this offering at an exercise price equal to the initial offering price of the Common Stock offered hereby, and (ii) 1,000,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. The financial data for each of the four years ended December 31, 1996 are derived from the Company's audited Financial Statements, which are included elsewhere in this Prospectus. Financial data for the year ended December 31, 1992 and for the three months ended March 31, 1997 are derived from unaudited financial statements which, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments (all of which are of a normal recurring nature) that are necessary for a fair presentation of the results for the year. Except as noted, the following selected financial data does not reflect financial data for Syntel India.


                                                                                                           THREE MONTHS
                                                               YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                                 ---------------------------------------------------    ------------------
                                                  1992       1993       1994       1995       1996       1996       1997
                                                 -------    -------    -------    -------    -------    -------    -------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
    Revenues...................................  $29,717    $45,345    $67,247    $90,326    $92,237    $21,862    $26,262
    Cost of revenues...........................   22,797     39,009     55,937     71,538     69,783     16,746     19,894
                                                 -------    -------    -------    -------    -------    -------    -------
    Gross profit...............................    6,920      6,336     11,310     18,788     22,454      5,116      6,368
    Selling, general and administrative
      expenses.................................    6,199      5,214      8,209     13,309     18,261      4,075      5,060
                                                 -------    -------    -------    -------    -------    -------    -------
    Income from operations.....................      721      1,122      3,101      5,479      4,193      1,041      1,308
    Other income (expense), net................      214       (101)       (69)       186        299        124         75
                                                 -------    -------    -------    -------    -------    -------    -------
    Income before income taxes.................      935      1,021      3,032      5,665      4,492      1,165      1,383
    State income taxes.........................       --         --         --        428        321         --         --
                                                 -------    -------    -------    -------    -------    -------    -------
    Net income(1)..............................  $   935    $ 1,021    $ 3,032    $ 5,237    $ 4,171    $ 1,165    $ 1,383
                                                 =======    =======    =======    =======    =======    =======    =======
    Pro forma net income(2)....................                        $ 1,881    $ 3,503    $ 2,775    $   719    $   854
                                                                       =======    =======    =======    =======    =======
    Pro forma net income per share(2)..........                        $  0.09    $  0.16    $  0.13    $  0.03    $  0.04
                                                                       =======    =======    =======    =======    =======
    Pro forma weighted average common shares
      outstanding..............................                         22,000     22,000     22,000     22,000     22,000
                                                                       =======    =======    =======    =======    =======


                                                            DECEMBER 31,                                     AS ADJUSTED
                                         ---------------------------------------------------    MARCH 31,     MARCH 31,
                                          1992       1993       1994       1995       1996        1997         1997(3)
                                         -------    -------    -------    -------    -------    ---------    -----------
                                                                (IN THOUSANDS, EXCEPT OTHER DATA)
BALANCE SHEET DATA:
    Working capital..................    $ 8,228    $ 8,948    $11,638    $14,785    $ 6,544     $ 8,014       $29,919
    Total assets.....................     11,821     15,974     22,190     27,878     29,649      32,403        55,770
    Long-term debt...................         --         --         --         --         --          --            --
    Total shareholders' equity.......      8,443      9,465     12,497     17,734      9,905      11,288        30,922
OTHER DATA:
    Billable headcount in U.S. ......        454        670      1,097      1,029      1,103       1,083
    Billable headcount in India......         37         19         83        107        190         263
                                         -------    -------    -------    -------    -------     -------
    Total billable headcount.........        491        689      1,180      1,136      1,293       1,346
                                         =======    =======    =======    =======    =======     =======

------------------------------
(1) For all periods shown, the Company elected to be treated as an S corporation and, as a result, the income of the Company has been taxed for federal and state purposes (with exceptions under certain state income tax laws) directly to the Company's shareholders rather than to the Company. See "Prior S Corporation Status and Distribution."


(2) Pro forma data reflect income tax provisions for the periods presented for federal and additional state income taxes as if the Company had been taxed as a C corporation. See "Prior S Corporation Status and Distribution."



(3) As adjusted to give effect to: (i) the sale by the Company of 3,000,000 shares of Common Stock offered hereby at an assumed public offering price of $10.00 per share and the application of the estimated net proceeds therefrom; (ii) the recording of $4.6 million, or $0.18 per share, of deferred tax liability as a result of the termination of the Company's S corporation election as if terminated on March 31, 1997 (the Company estimates that this deferred tax liability will be approximately $2.0 million, or $0.08 per share, at the time of consummation of this offering);
    (iii) the distribution to the Company's shareholders of undistributed S corporation taxable income (while there was no undistributed S corporation taxable income as of March 31, 1997, the Company estimates that undistributed S corporation taxable income will be approximately $7.0 million at the time of consummation of this offering); and (iv) the acquisition of Syntel India for $7.0 million and the elimination of the intercompany balance of $1.2 million between the Company and Syntel India. See "Use of Proceeds," "Prior S Corporation Status and Distribution", "Management's Discussion and Analysis of Financial Condition and Results of Operation--Syntel India Acquisition," "--Net Charge resulting from S Corporation Termination" and "--Liquidity and Capital Resources" and "Certain Transactions."

                PRO FORMA CONSOLIDATED STATEMENT OF INCOME DATA


     The following unaudited Pro Forma Consolidated Statement of Income Data give effect to the acquisition of Syntel India and the Company's conversion from an S corporation to a C corporation for federal and state income tax purposes. Such data are derived from the audited Financial Statements of the Company and Syntel India for the years ended December 31, 1994, 1995 and 1996, which are included elsewhere in this Prospectus, and from the unaudited financial statements of the Company and Syntel India for the three months ended March 31, 1997, which, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments (all of which are of a normal recurring nature) that are necessary for a fair presentation. The Consolidated Pro Forma Statement of Income Data are presented for informational purposes only and may not be indicative of the results of operations had the acquisition occurred on January 1, 1994 and had the Company been subject to corporate income taxes, nor do they purport to indicate the future results of operations of the Company. The following Consolidated Pro Forma Statement of Income Data should be read in conjunction with the Pro Forma Consolidated Financial Statements, appearing elsewhere in this Prospectus. Management believes that all adjustments necessary to present fairly such Pro Forma Consolidated Statement of Income Data have been made. See "Pro Forma Consolidated Financial Statements."



                                               YEAR ENDED DECEMBER 31,
                                             ---------------------------   THREE MONTHS ENDED
                                              1994      1995      1996       MARCH 31, 1997
                                              ----      ----      ----     ------------------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues...................................  $67,340   $90,326   $92,330        $26,294
Cost of revenues...........................   55,315    70,014    67,083         18,892
                                             -------   -------   -------        -------
Gross profit...............................   12,025    20,312    25,247          7,402
Selling, general and administrative
  expenses.................................    8,603    13,909    19,271          5,395
                                             -------   -------   -------        -------
Income from operations.....................    3,422     6,403     5,976          2,007
Other income (expense), net................      (67)      188       149            121
                                             -------   -------   -------        -------
Income before
  income taxes.............................    3,355     6,591     6,125          2,128
Income taxes...............................    1,152     2,170     1,746            541
                                             -------   -------   -------        -------
Net income(1)..............................  $ 2,203   $ 4,421   $ 4,379        $ 1,587
                                             =======   =======   =======        =======
Net income per share.......................  $  0.09   $  0.17   $  0.17        $  0.06
                                             =======   =======   =======        =======
Pro forma weighted average common shares
  outstanding(2)...........................   25,380    25,710    25,820         25,820
                                             =======   =======   =======        =======


------------------------------

(1) After acquiring Syntel India, the Company plans to treat any Syntel India earnings as permanently invested in India. Accordingly, pro forma consolidated net income does not reflect any additional income taxes attributable to the earnings of Syntel India. If the Company decides to repatriate any earnings of Syntel India, it will incur a "border" tax, currently 10%, under Indian tax law and be required to pay U.S. corporate income taxes on such earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Income Tax Matters."



(2) The weighted average number of common shares outstanding used to calculate pro forma net income per share includes the number of shares which, when multiplied by an assumed initial public offering price of $10.00 per share, would have been sufficient to replace the capital in excess of earnings withdrawn as distributions. See Note (c) to Pro Forma Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's Financial Statements, including the Notes thereto, included elsewhere in this Prospectus. Except for information relating to Syntel India included under the captions "Syntel India Acquisition" and "Results of Operations - Syntel India," references to "Syntel" or the "Company" in the following discussion and analysis refer only to Syntel, Inc. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein.

OVERVIEW

     Syntel is a worldwide provider of professional IT staffing and outsourcing services to Fortune 1000 companies, as well as to government entities. The Company's service offerings include TeamSourcing, consisting of professional IT staffing services, and IntelliSourcing, consisting of outsourcing services for ongoing management, development and maintenance of business applications, including Year 2000 compliance services.

     The Company's revenues are generated from professional services fees provided through TeamSourcing and IntelliSourcing engagements. For the year ended December 31, 1996 and the three months ended March 31, 1997, the percentage of revenues generated by TeamSourcing engagements was 64% and 56%, respectively. Historically, the majority of the Company's revenues have been generated from TeamSourcing engagements. On TeamSourcing engagements, Syntel's professional services typically are provided at the customer's site and under the direct supervision of the customer. TeamSourcing revenues generally are recognized on a time-and-materials basis as services are performed. The Company has invested significantly in developing its ability to sell and deliver IntelliSourcing services, and is seeking to shift a larger portion of its business to IntelliSourcing engagements which the Company believes have higher gross margin potential. For the year ended December 31, 1996 and for the three months ended March 31, 1997, the percentage of revenues generated by IntelliSourcing engagements was 36% and 44%, respectively. On IntelliSourcing engagements, the Company typically assumes responsibility for engagement management and generally is able to allocate certain portions of the engagement to on-site, off-site and offshore personnel. Syntel may bill the customer on either a time-and-materials or fixed-price basis, although a significant portion of IntelliSourcing engagements have been historically on a time-and-materials basis. Syntel recognizes revenues from fixed-price engagements on the percentage of completion method. See "Risk Factors--Fixed Price Engagements."

     The Company's most significant cost is personnel cost, which consists of compensation, benefits and other related costs for its IT professionals. The Company strives to maintain its gross margin by controlling engagement costs and offsetting increases in salaries and benefits with increases in billing rates. The Company has established a human resource allocation team whose purpose is to staff IT professionals on engagements that efficiently utilize their technical skills and allow for optimal billing rates. Approximately $4.1 million, or 5.9%, and $1.5 million, or 7.5% of the Company's cost of revenues for the year ended December 31, 1996 and for the three months ended March 31, 1997, respectively, consisted of the cost of services provided by Syntel India. Syntel India derives substantially all of its revenues from providing software development services to the Company from Mumbai, India, where salaries of IT professionals are comparatively lower than in the U.S. The Company will acquire all of the outstanding equity of Syntel India upon consummation of the offering. See "--Syntel India Acquisition." Upon consummation of the acquisition, Syntel India will be a wholly-owned subsidiary of the Company, and its results of operations will be consolidated with those of the Company.

     The Company has performed a significant portion of its employee recruiting in other countries. As of June 1, 1997, approximately 59% of Syntel's U.S. workforce (42% of Syntel's worldwide workforce) worked under H-1B temporary work visas in the U.S. To resolve a 1994 investigation of the Company by the U.S. Department of Labor ("DOL") for failing to meet prevailing wage requirements for certain H-1B employees, the Company voluntarily entered into a two-year consent decree with the DOL. In response to the consent decree, the Company did not seek any new H-1B visas during the fourth quarter of 1995, significantly curtailed its H-1B hiring from April 1995 through September 1996, and significantly increased its U.S. domestic recruiting and hiring efforts throughout 1996. As a result, the Company believes that it was unable to increase billable IT personnel during 1995 and 1996 to levels that it would have otherwise expected in the absence of these factors. Because the Company's revenues are closely related to the number of billable IT professionals it employs, the Company believes that these developments adversely affected revenue growth in 1995 and 1996. From June 30, 1995, to June 30, 1996, the total number of U.S. billable IT personnel declined from 1,137 to 1,019, but the Company has increased billable IT personnel significantly beginning in the fourth quarter of 1996. As of June 1, 1997, total billable U.S. headcount had increased to 1,123. The Company believes that it has fully complied with the consent decree and that continued compliance through the expiration of the decree in September 1997 will not have a material adverse effect on the Company. See "Risk Factors--Government Regulation of Immigration; DOL Consent Decree" and "Business--Human Resources--DOL Consent Decree."


     The Company has made substantial investments in infrastructure since 1995, including: (i) establishing the Company's Global Development Center in Cary, North Carolina to support up to 400 IT professionals; (ii) establishing a dedicated telecommunications link between the Company's United States operations and those in Mumbai, India; (iii) relocating the Company's headquarters to larger offices in Troy, Michigan; (iv) increasing IntelliSourcing sales and delivery capabilities through significant expansion of the IntelliSourcing sales force and the Technical Services Group, which develops and formalizes proprietary methodologies, practices and tools for the entire Syntel organization; (v) hiring additional experienced senior management; and (vi) expanding global recruiting and training capabilities.


     Through its strong relationships with customers, the Company has been able to generate recurring revenues from repeat business. For the year ended December 31, 1995 and 1996 and for the three months ended March 31, 1997, over 90% of Syntel's revenues were derived from customers served in the prior period. These strong relationships also have resulted in the Company generating a significant percentage of revenues from key customers. The Company's top ten customers accounted for approximately 81%, 78% and 77% of revenues for the year ended December 31, 1995 and 1996 and for the three months ended March 31, 1997. The Company does not believe there is any material collectibility exposure among its top ten customers. The Company's top two customers are AIG and Ford. AIG accounted for approximately 38%, 34% and 31% of revenues for the year ended December 31, 1995 and 1996 and for the three months ended March 31, 1997. Ford accounted for approximately 14%, 12% and 10% of revenues for the year ended December 31, 1995 and 1996 and for the three months ended March 31, 1997. Although the Company does not currently foresee a credit risk associated with accounts receivable from these customers, credit risk is affected by conditions or occurrences within the economy and the specific industries in which these customers operate. Furthermore, while the Company does not anticipate the loss of any significant customer or engagement, any such loss could have a material adverse effect on the Company's business, results of operations and financial condition.


SYNTEL INDIA ACQUISITION

     Bharat Desai and Neerja Sethi are the sole beneficial shareholders of Syntel India. Syntel India provides offshore software development services to the Company and derives substantially all of its revenues from the Company. Prior to the offering, the Company will enter into an agreement pursuant to which the Company will acquire Mr. Desai and Ms. Sethi's combined 100% ownership interest in Syntel India for $7.0 million in cash. The $7.0 million purchase price is based on a valuation performed by independent chartered accountants in India pursuant to guidelines established by the Reserve Bank of India for acquisitions of Indian corporations. The purchase price will be paid from a portion of the net proceeds of this offering. This acquisition will be closed upon consummation of this offering, and the portion of the purchase price in excess of the carrying value of the net assets acquired ($3.0 million) will be accounted for as a reduction in shareholders' equity. See "Certain Transactions."

INCOME TAX MATTERS

     The Company has elected to operate as an S corporation under the Code. An S corporation generally is not subject to income taxes at the corporate level (with exceptions under certain state income tax laws). Prior to completion of this offering, the Company will terminate its S corporation status and, thereafter, will be subject to federal and state income taxes on its earnings. See "Prior S Corporation Status and Distribution."

     Syntel India is eligible for certain favorable tax provisions provided under Indian tax law including: (i) an exemption from payment of corporate income taxes for a period of five consecutive years in the first eight years of operation (the "Tax Holiday"); or (ii) an exemption from income taxes on the profits derived from exporting computer software services from India (the "Export Exemption"). The Export Exemption remains available after expiration of the Tax Holiday. After the Company acquires Syntel India, the Company plans to treat any Syntel India earnings as permanently invested in India and does not anticipate repatriating any of these earnings to the U.S. If the Company decides to repatriate any earnings of Syntel India, it will incur a "border" tax, currently 10%, under Indian tax law and will be required to pay U.S. corporate income taxes on such earnings. See "Risk Factors--Exposure to Regulatory and General Economic Conditions in India."

NET CHARGE RESULTING FROM S CORPORATION TERMINATION


     In connection with the termination of its S corporation status, the Company is required by the Code to change its method of accounting for tax reporting purposes from the cash method to the accrual method. This change will result in a net charge to earnings in the quarter in which this offering closes resulting from differences in the tax treatment of certain of the Company's assets and liabilities under the cash and accrual methods of accounting and will be reflected through an increase in current and deferred income tax liabilities. Based upon current estimates, the Company anticipates the net charge to earnings as a provision for current and deferred income taxes will be approximately $2.0 million. The actual net charge to earnings could be greater, depending upon the Company's results of operations and financial condition through and as of the date of termination of the Company's S corporation status. This tax liability will be recognized in the quarter in which this offering is consummated, but will be paid in four equal annual installments. See "Prior S Corporation Status and Distribution" and "Use of Proceeds."

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated selected income statement data as a percentage of the Company's total revenues. The percentages set forth below do not reflect the results of operations of Syntel India. See "--Syntel India Acquisition."

                                                           PERCENTAGE OF REVENUES
                                        -------------------------------------------------------------
                                                                                     THREE MONTHS
                                                                                         ENDED
                                             YEAR ENDED DECEMBER 31,                   MARCH 31,
                                        ---------------------------------         -------------------
                                        1994          1995          1996          1996          1997
                                        -----         -----         -----         -----         -----
Revenues..............................  100.0%        100.0%        100.0%        100.0%        100.0%
Cost of revenues......................   83.2          79.2          75.7          76.6          75.8
                                        -----         -----         -----         -----         -----
Gross profit..........................   16.8          20.8          24.3          23.4          24.2
Selling, general and
  administrative expenses.............   12.2          14.7          19.8          18.6          19.3
                                        -----         -----         -----         -----         -----
Income from operations................    4.6%          6.1%          4.5%          4.8%          4.9%

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1997 AND 1996

     Revenues. The Company's revenues consist of fees derived from its TeamSourcing and IntelliSourcing business units. Total revenues increased to $26.3 million for the three months ended March 31, 1997, representing an increase of 20.1% over revenues of $21.9 million for the three months ended March 31, 1996.

     TeamSourcing Revenues. For the three months ended March 31, 1997, TeamSourcing revenues increased to $14.8 million, or 56% of total revenues, from $13.2 million, or 60% of total revenues for the three months ended March 31, 1996. The increase in the TeamSourcing revenues was primarily attributable to an increase in average billing rates per person of approximately 8% for the first quarter of 1997 as compared to the first quarter of 1996.

     IntelliSourcing Revenues. For the three months ended March 31, 1997, IntelliSourcing revenues increased to $11.5 million, or 44% of total revenues, compared to $8.6 million, or 40% of total revenues, for the three months ended March 31, 1996. The increase in revenues was primarily attributable to the addition of ten new IntelliSourcing engagements, of which six were added in the three months ended March 31, 1997.

     The worldwide billable headcount, including personnel employed by Syntel India, as of March 31, 1997 increased to 1,346 compared to 1,125 as of March 31, 1996.

     Cost of Revenues. Cost of revenues consist primarily of salaries, payroll taxes, benefits, relocation costs, immigration costs, finders fees, trainee compensation and payments for offshore services. Cost of revenues were $19.9 million for the three months ended March 31, 1997, representing 75.8% of revenues, compared to $16.7 million or 76.6% of revenues for the three months ended March 31, 1996. The decrease in the cost of revenues as a percentage of total revenues was primarily attributable to increased TeamSourcing average billing rates relative to compensation increases and, to a lesser degree, improved margins on new IntelliSourcing engagements.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, payroll taxes and benefits for sales, finance, administrative and corporate staff, travel, telecommunications, business promotions, marketing and various facility costs for the company's Global Development Centers. Selling, general and administrative expenses for the three months ended March 31, 1997 increased to $5.0 million, or 19.3% of total revenues, from $4.0 million, or 18.6% of total revenues, for three months ended March 31, 1996. The $1.0 million increase in selling, general and administrative expenses was the result of increased personnel costs of $0.3 million for IntelliSourcing sales, marketing, training, solutions development and legal staff, as well as field and corporate office facility and related infrastructure costs of an additional $0.3 million. To a lesser extent, the increase was attributable to additional marketing costs and annual compensation increases.

COMPARISON OF YEAR ENDED DECEMBER 31, 1996 AND 1995

     Revenues. Total revenues increased to $92.2 million in 1996 from $90.3 million in 1995. The primary cause of this growth was an increase in TeamSourcing revenues, which offset a decline in IntelliSourcing revenues. The Company believes that actions taken in 1995 and 1996 in response to the DOL consent decree adversely affected revenue growth in the last quarter of 1995 and in 1996. See "Risk Factors--Government Regulation of Immigration," "--Overview" and "Business--Human Resources--DOL Consent Decree."

     TeamSourcing Revenues. TeamSourcing revenues in 1996 increased to $59.0 million, or 64.0% of total revenues, from $53.6 million, or 59.3% of total revenues in 1995. The increase in TeamSourcing revenues was primarily attributable to a substantial increase in the scope of services provided to two of the Company's largest customers, including maintenance services and the development of new applications. The increase in TeamSourcing revenues was also the result of an increase in the average billing rates for IT professionals.

     IntelliSourcing Revenues. IntelliSourcing revenues in 1996 decreased to $33.3 million, or 36.0% of total revenues, from $36.8 million, or 40.7% of total revenues in 1995, despite an increase in the number of IntelliSourcing customers. The number of the Company's IntelliSourcing customers increased to five in 1996 from two in 1995, but the Company recorded minimal revenues from these new engagements as they commenced in the fourth quarter of 1996. Approximately $1.9 million of the $3.5 million decrease in the Company's IntelliSourcing revenues was attributable to a significant reduction in the funding for a state government project. The remainder of the decrease was the result of the Company increasing the efficiency of services provided under a time-and-materials based contract to its largest customer, which enabled the Company to maintain the customer's applications with fewer employees.

     The Company's total revenues were less dependent upon its largest customers in 1996 as compared to 1995. The top two customers accounted for 45% of total revenues in 1996, down from 52% of total revenues in 1995.

     The worldwide billable headcount, including personnel employed by Syntel India, as of December 31, 1996 increased to 1,293 compared to 1,136 as of December 31, 1995.

     Cost of Revenues. Cost of revenues in 1996 decreased to $69.8 million, or 75.7% of revenues, from $71.5 million, or 79.2% of revenues in 1995. The decrease in cost of revenues was primarily attributable to reduced health benefit costs resulting from a self-insurance program the Company instituted in the second half of 1995, and to an increase in the billing rates of certain IT professionals performing IntelliSourcing services for a major customer which occurred in the second half of 1995. To a lesser extent, the decrease in cost of revenues was attributable to the migration of work to the Company's offshore facility in India where the salaries of IT professionals are lower as a percentage of professional service fees. The number of billable IT professionals in India increased to 190 at December 31, 1996, compared to 107 at December 31, 1995. In addition, the Company incurred one-time costs of approximately $0.5 million for the relocation of employees to its Cary, North Carolina Global Development Center in 1995 which did not recur in 1996.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses in 1996 increased to $18.3 million, or 19.8% of revenues, from $13.3 million, or 14.7% of revenues in 1995.

     The $5.0 million increase in selling, general and administrative expenses resulted primarily from $2.1 million in additional personnel cost to strengthen the IntelliSourcing sales and support staff and $0.9 million to develop the Company's proprietary Method2000(sm) solution for its Year 2000 compliance service offering, reflecting the Company's focus on increasing revenues from its IntelliSourcing business unit. In addition, the increase in selling, general and administrative expenses was attributable to $1.5 million in additional personnel cost to strengthen the TeamSourcing sales and support staff and $0.5 million increased facilities costs.

     The $3.6 million aggregate personnel cost to build the TeamSourcing and IntelliSourcing sales and support staff consisted primarily of hiring additional sales executives, account executives, recruiting personnel and operational support personnel.

COMPARISON OF YEAR ENDED DECEMBER 31, 1995 AND 1994

     Revenues. Total revenues in 1995 increased to $90.3 million from $67.2 million in 1994. This increase in total revenues was principally the result of a significant IntelliSourcing engagement with the Company's largest customer that commenced in late 1994. The Company believes that actions taken in 1995 in response to the DOL consent decree adversely affected revenue growth in 1995. See "Risk Factors -- Government Regulation of Immigration," "-- Overview" and "Business -- Human Resources -- DOL Consent Decree."

     TeamSourcing Revenues. The Company's TeamSourcing revenues in 1995 decreased to $53.6 million, or 59.3% of total revenues, from $59.4 million, or 88.4% of total revenues in 1994. This decline was attributable to the Company's characterization of revenues for services performed for the Company's largest customer as IntelliSourcing revenues in 1995, versus TeamSourcing revenues in 1994. This change in the characterization of revenue was the result of changes in the contractual terms, scope and manner of delivering services to this customer which occurred in the later part of 1994.

     IntelliSourcing Revenues. IntelliSourcing revenues in 1995 increased to $36.8 million, or 40.8% of total revenues, from $7.8 million, or 11.6% of total revenues in 1994. This increase in revenues was attributable to work performed under the terms of a contract signed in September 1994 with the Company's largest customer.

     The Company's total revenues were more dependent upon its largest customers in 1995 as compared to 1994. The top two customers accounted for 52% of total revenues in 1995, up from 39% of total revenues in 1994.

     The worldwide billable headcount, including personnel employed by Syntel India, as of December 1995 decreased to 1,136 compared to 1,180 as of December 1994.

     Cost of Revenues. Cost of revenues in 1995 increased to $71.5 million, or 79.2% of revenues, from $55.9 million, or 83.2% of revenues in 1994. The decrease in cost of revenues as a percentage of revenues was primarily attributable to an increase in average billing rates, relative to compensation rate increases, for IT professionals performing both TeamSourcing and IntelliSourcing services. The decrease in cost of revenues as a percentage of revenues was also attributable to the Company's ability to migrate an increased percentage of work to the Company's Global Development Center in India, where salaries of IT professionals are comparatively lower than in the U.S. The hiring of entry-level IT professionals throughout 1995, with a correspondingly lower compensation cost, also contributed to the decreased percentage. A $0.5 million one-time charge to relocate employees to the Company's Cary, North Carolina Global Development Center partially offset this decreased percentage.

     Selling, General and Administrative Expenses. The Company's selling, general and administrative expenses in 1995 increased to $13.3 million, or 14.7% of total revenues, from $8.2 million, or 12.2% of revenues in 1994. This increase in selling, general and administrative expenses primarily was the result of the expansion of the Company's sales and support staff and increased facilities and equipment expenses at the Cary, North Carolina Global Development Center. In addition, the Company incurred additional compensation expenses as a result of strengthening senior management by hiring a chief financial officer, vice president of marketing, vice president of human resources and three assistant vice presidents, all of whom were hired in late 1994 or in 1995.

RESULTS OF OPERATIONS--SYNTEL INDIA

     Syntel India provides offshore software development services to the Company and derives substantially all of its revenues from the Company. Syntel India's revenues are the result of negotiated intercompany billing rates between Syntel India and the Company based upon competitive market rates, demand for services and volume considerations. These intercompany billing rates are dollar denominated, whereas operating expenses of Syntel India are paid in local currency.

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1997 AND 1996--SYNTEL INDIA

     Revenues. Syntel India's revenues for the three months ended March 31, 1997 increased to $1.5 million from $0.7 million for the three months ended March 31, 1996. The increase in revenues was primarily attributable to the transfer of additional work to Syntel India by the Company. Billable headcount for Syntel India increased to 263 as of March 31, 1997 compared to 97 as of March 31, 1996. Increases in intercompany billing rates also contributed to the increase in the revenues.

     Cost of Revenues. Syntel India's cost of revenues consists primarily of compensation expenses and benefits for its IT professionals and is affected primarily by increases in wage rates in India. Cost of revenues increased to $0.5 million, or 31.2%, of revenues for the three months ended March 31, 1997 compared to $0.3 million, or 36.7%, of revenues for the three months ended March 31, 1996. The decrease in the cost of revenues as a percentage of revenues was mainly attributable to improvement in the utilization rate of billable personnel during the three months ended March 31, 1997 to 62%, compared to 42% during the three months ended March 31, 1996. This improvement was partially offset by an increase in compensation expenses.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries and benefits for finance, administration and corporate staff, travel, telecommunications and various facilities costs. Selling, general and administrative expenses as a percentage of revenues decreased to 22.3% during the three months ended March 31, 1997 from 28.8% during the three months ended March 31, 1996. This overall decrease was primarily due to the fact that the increase in the revenues for the period did not require a corresponding increase in facility costs.

COMPARISON OF YEAR ENDED DECEMBER 31, 1996 AND 1995--SYNTEL INDIA

     Revenues. Syntel India's revenues in 1996 increased to $4.2 million from $2.5 million in 1995. The increase in Syntel India's revenues was primarily attributable to the transfer of additional work to Syntel India by the Company, which resulted in an increase in Syntel India's billable headcount to 190 at December 31, 1996 compared to 107 at December 31, 1995.

     Cost of Revenues. Cost of revenues increased to $1.4 million, or 33% of revenues, in 1996, from $1.0 million, or 40% of revenues, in 1995. The decrease in cost of revenues as a percentage of revenues was attributable to the improvement in utilization rate of billable personnel in 1996 to 54% from 47% in 1995, partially offset by increases in compensation expenses. The average increase in compensation for existing employees was 36% in 1996 compared to 33% in 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of revenues in both years ended December 31, 1996 and 1995 were approximately 24%.


COMPARISON OF YEAR ENDED DECEMBER 31, 1995 AND 1994--SYNTEL INDIA



     Revenues. Syntel India's revenues increased by 68% to $2.5 million in 1995 from $1.5 million in 1994. The increase in revenues was primarily attributable to an increase in the transfer of work to Syntel India by the Company. Billable headcount at Syntel India increased to 107 at December 31, 1995 from 83 at December 31, 1994.



     Cost of Revenues. Cost of revenues in 1995 increased to $1.0 million, or 40% of revenues, compared to $0.8 million, or 52% of revenues, in 1994. The decrease in the cost of revenues as a percentage of revenues was mainly due to improvement in the utilization rate of billable personnel to 47% in 1995 compared to 31% in 1994, partially offset by increases in compensation expenses. The average increase in compensation for existing employees was 33% in 1995 compared to 15% in 1994.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of revenues decreased to 24% in 1995 compared to 26% in 1994, due to an increase in revenues without a corresponding increase in non-billable personnel.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly income statement data for each of the nine quarters beginning January 1, 1995 and ended March 31, 1997, and the percentage of the Company's total revenues represented by each item in the respective quarter. Results of operations shown below do not reflect the operations of Syntel India. See "--Syntel India Acquisition." In the opinion of management, this information has been presented on the same basis as the Company's Financial Statements appearing elsewhere in this Prospectus and all necessary adjustments (consisting only of normal recurring adjustments) have been included in the amounts stated below to present fairly the unaudited quarterly results, when read in conjunction with the Financial Statements of the Company, including the Notes thereto, contained elsewhere in this Prospectus. The results of operations for any quarter are not necessarily indicative of the results for any future period.

                                                             QUARTER ENDED
                       -----------------------------------------------------------------------------------------
                                        1995                                     1996                     1997
                       --------------------------------------   --------------------------------------   -------
                       MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31
                       -------   -------   --------   -------   -------   -------   --------   -------   -------
                                                       (IN THOUSANDS)
Revenues............. $22,646   $22,709    $22,915   $22,056   $21,862   $22,696    $23,433   $24,246    $26,262
Cost of revenues.....  18,540    18,880     17,491    16,627    16,746    17,002     17,760    18,275     19,894
                       -------   -------   -------    -------   -------   -------   -------    -------   -------
Gross profit.........   4,106     3,829      5,424     5,429     5,116     5,694      5,673     5,971      6,368
Selling, general and
  administrative
  expenses...........   2,407     2,618      3,726     4,558     4,075     4,612      4,790     4,784      5,060
                       -------   -------   -------    -------   -------   -------   -------    -------   -------
Income from
  operations.........   1,699     1,211      1,698       871     1,041     1,082        883     1,187      1,308
Other income
  (expense), net.....     (11)      (20)        54       163       124        69         16        90         75
                       -------   -------   -------    -------   -------   -------   -------    -------   -------
Income before income
  taxes..............   1,688     1,191      1,752     1,034     1,165     1,151        899     1,277      1,383

                                                        PERCENTAGE OF REVENUES
                       -----------------------------------------------------------------------------------------
Revenues.............   100.0%    100.0%     100.0%    100.0%    100.0%    100.0%     100.0%    100.0%     100.0%
Cost of revenues.....    81.9      83.1       76.3      75.4      76.6      74.9       75.8      75.4       75.8
                       -------   -------   -------    -------   -------   -------   -------    -------   -------
Gross profit.........    18.1      16.9       23.7      24.6      23.4      25.1       24.2      24.6       24.2
Selling, general and
  administrative
  expense............    10.6      11.5       16.3      20.7      18.6      20.3       20.4      19.7       19.3
                       -------   -------   -------    -------   -------   -------   -------    -------   -------
Income from
  operations.........     7.5       5.4        7.4       3.9       4.8       4.8        3.8       4.9        4.9
Other income
  (expense), net.....     0.0      (0.1)       0.2       0.7       0.6       0.3        0.0       0.4        0.3
                       -------   -------   -------    -------   -------   -------   -------    -------   -------
Income before income
  taxes..............     7.5%      5.3%       7.6%      4.6%      5.4%      5.1%       3.8%      5.3%       5.2%

     The Company's quarterly revenues and results of operations have fluctuated from quarter to quarter in the past and will likely fluctuate in the future. Various factors causing such fluctuations include: the timing, number and scope of customer engagements commenced and completed during the quarter; progress on fixed-price engagements; timing and cost associated with expansion of the Company's facilities; changes in IT professional wage rates; the accuracy of estimates of resources and time frames required to complete pending assignments; the number of working days in a quarter; employee hiring and training, attrition and utilization rates; the mix of services performed on-site, off-site and offshore; termination of engagements; start-up expenses for new engagements; longer sales cycles for IntelliSourcing engagements; customers' budget cycles and investment time for training.

     Because a significant percentage of the Company's selling, general and administrative expenses are relatively fixed, variations in revenues may cause significant variations in operating results. Although fixed-price engagements have not contributed significantly to revenues and earnings to date, operating results may be adversely affected in the future by cost overruns on fixed-price engagements. See "Risk Factors--Fixed-Price Engagements." In addition, it is possible that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could potentially be materially adversely affected. No assurance can be given that quarterly results will not fluctuate causing a material adverse effect on the Company's financial condition. See "Risk Factors--Variability of Quarterly Operating Results."

LIQUIDITY AND CAPITAL RESOURCES


     The Company generally has financed its working capital needs through operations, occasionally supplemented by borrowings under a line of credit with a commercial bank. Both the Mumbai and Chennai expansion programs are expected to be financed from internally generated funds from Syntel India's operations. See "Business -- Global Service Delivery Model."



     Net cash provided by operating activities was $0.4 million, $11.0 million and $4.2 million and ($1.1) million for the year ended December 31, 1994, 1995 and 1996 and for the three months ended March 31, 1997, respectively. Net cash provided by operating activities in 1994 was affected by a $7.1 million increase in accounts receivable due from the Company's largest customer. The increase in net cash provided by operating activities in 1995 over 1994 primarily reflected a net $4.3 million reduction in accounts receivable from this customer. The decrease in net cash provided by operating activities in 1996 over 1995 was attributable to a $3.75 million increase in accounts receivable due to: a $2.1 million increase in fourth quarter revenue in 1996 over fourth quarter revenue in 1995, which resulted in an increase in accounts receivable at year end due to the normal delay in receiving payment on revenue billed; $1.3 million in deferred revenue recorded in 1996; and a one-time $600,000 receivable which arose out of the Company moving to a self-funded health insurance program. The negative net cash generated by operating activities in the three months ended March 31, 1997 was primarily due to a one-time transition from monthly to twice a month payroll payments to employees and, to a lesser extent, to the payment of annual performance bonuses and unused vacation time which the Company pays in the first quarter of each year. In 1997, the Company began billing in advance on certain fixed-price contracts, resulting in advance billings of approximately $3.3 million as of March 31, 1997.


     Net cash used in investing activities was $0.6 million, $3.0 million and $1.6 million and $0.3 million for the year ended December 31, 1994, 1995 and 1996 and for the three months ended March 31, 1997, respectively. Cash used in investing activities in 1995 included $2.7 million to establish the Company's Cary, North Carolina Global Development Center. Cash used in investing activities in 1996 included $0.9 million for the relocation of the Company's worldwide headquarters to the Troy, Michigan Global Development Center and $0.5 million invested in recruiting and training software.

     Net cash used in financing activities was $0.1 million, $0.3 million, and $5.0 million in 1994, 1995 and 1996, respectively. Net cash used in financing activities in 1994 and 1995 reflects net payments on the bank's line of credit. Net cash used in financing activities in 1996 reflects a dividend paid to the Company's shareholders. In addition, the Company distributed $7.0 million to the Company's shareholders from cash in the second quarter of 1997 relating to undistributed S corporation taxable income through December 31, 1996. See "Prior S Corporation Status and Distribution."

     The Company has a line of credit with NBD Bank with a commitment in an amount equal to the lesser of $20.0 million or 80% of eligible accounts receivable. The line of credit matures on August 31, 1997. The Company intends to renew or replace this facility prior to the maturity date. The line of credit contains covenants restricting the Company from, among other things, incurring additional debt, issuing guarantees and creating liens on the Company's property, without the prior consent of the bank. The line of credit also requires the Company to maintain certain tangible net worth levels and leverage ratios. Borrowings under the line of credit are short-term and are collateralized by the Company's eligible accounts receivable. At June 1, 1997, there was no indebtedness outstanding under the line of credit. Borrowings under the line of credit bear interest at the lower of the Eurodollar rate plus the applicable Eurodollar margin, the bank's prime rate or a negotiated rate established by the bank at the time of borrowing.

     In addition to the bank line of credit, the Company has a $10.0 million facility with NBD Bank to finance acquisitions which terminates on August 31, 1997. The Company intends to renew or replace this facility prior to the maturity date. The Company has not borrowed any amounts under this facility.

     The Company believes that the combination of proceeds from this offering, present cash balances and future operating cash flows will be sufficient to meet the Company's currently anticipated cash requirements for at least the next 12 months.

                                    BUSINESS

OVERVIEW

     Syntel is a worldwide provider of professional information technology ("IT") staffing and outsourcing services to Fortune 1000 companies, as well as to government entities. The Company's service offerings include TeamSourcing, consisting of professional IT staffing services, and IntelliSourcing, consisting of outsourcing services for ongoing management, development and maintenance of business applications, including Year 2000 compliance services. Syntel believes that its service offerings are distinguished by its Global Service Delivery Model, a corporate culture focused on customer service and responsiveness and its own internally developed "intellectual capital" based on a proven set of methodologies, practices and tools for managing the IT functions of its customers.

     Through TeamSourcing, Syntel provides professional IT staffing services directly to customers. TeamSourcing services include systems specification, design, development, implementation and maintenance of complex IT applications involving diverse computer hardware, software, data and networking technologies and practices. TeamSourcing services are provided by individual professionals and teams of professionals dedicated to assisting customer IT departments with systems projects and ongoing functions. TeamSourcing accounted for approximately 64% and 56% of revenues, for the year ended December 31, 1996 and the three months ended March 31, 1997, respectively.

     Through IntelliSourcing, Syntel provides higher-value outsourcing services for ongoing management, development and maintenance of customers' business applications. Syntel assumes responsibility for and manages selected application support functions of the customer. Utilizing its developed methodologies, processes and tools, known as IntelliTransfer, the Company is able to assimilate the business process knowledge of its customers to develop and deliver services specifically tailored for that customer. The Company also provides Year 2000 compliance services to customers using its proprietary Method2000(sm) solution. IntelliSourcing accounted for approximately 36% and 44% of revenues, for the year ended December 31, 1996 and the three months ended March 31, 1997, respectively.

     The Company's Global Service Delivery Model provides Syntel with flexibility to deliver to each customer a unique mix of services on-site at the customer's location, off-site at its U.S. locations and offshore at its Mumbai, India location. The benefits to the customer from this customized service approach include responsive delivery based on an in-depth understanding of the specific processes and needs of the customer, quick turnaround, access to the most knowledgeable personnel and best practices, resource depth, 24-hour support seven days a week and cost-effectiveness. By linking each of its service locations together through a dedicated data and voice network, Syntel provides a seamless service capability to its customers around the world largely unconstrained by geographies, time zones and cultures. The Company is expanding its Global Development Center in Mumbai, India and is establishing a new Global Development Center in Chennai, India.


     Syntel provides its services to a broad range of Fortune 1000 companies principally in the financial services, manufacturing, retail, transportation and information/communications industries, as well as to government entities. Its five largest customers during 1996, based on revenues, were American International Group, Inc., Ford Motor Co., AT&T Corp., Dayton Hudson Corp. and Chrysler Corporation. The Company has been chosen as a preferred vendor by several of its customers and has been recognized for its quality and responsiveness. The Company has a focused sales effort that includes a strategy of migrating existing TeamSourcing customers to higher-value IntelliSourcing services. The Company recently realigned its resources to focus on the development, marketing and sales of its IntelliSourcing services.


     The Company believes its human resources are its most valuable asset and invests significantly in programs to recruit, train and retain IT professionals. The Company recruits globally through its worldwide recruiting network, trains recent college graduates and other recruits and maintains a broad package of employee support programs. Syntel believes that its management structure and human resources organization is designed to maximize the Company's ability to efficiently expand its IT professional staff in response to customer needs. This scalable business model has enabled the Company to grow significantly in recent years. The Company's revenues increased from $29.7 million in 1992 to $92.2 million in 1996. As of June 1, 1997, Syntel's worldwide billable headcount consisted of 1,402 IT professionals.

INDUSTRY BACKGROUND

     Increasing globalization, technological innovation and deregulation are creating an increasingly competitive business environment that is requiring companies to change fundamentally their business processes. This change is driven by increasing demand from customers for increased quality, lower costs, faster turnaround, and highly responsive and personalized service. To effect these changes and adequately address these needs, companies are focusing on their core competencies and cost-effectively utilizing IT solutions to improve productivity, lower costs and manage operations more effectively.

     Designing, developing, implementing and maintaining IT solutions requires highly skilled individuals trained in diverse technologies. However, there is a growing shortage of these individuals and many companies are reluctant to expand their IT departments through additional staffing, particularly at a time when they are attempting to minimize their fixed costs and reduce workforces. The Company believes that many organizations are concluding that using outside specialists to address their IT requirements enables them to develop better solutions in shorter time frames and to reduce implementation risks and ongoing maintenance costs. Those outside specialists best positioned to benefit from these trends have access to a pool of skilled technical professionals, have demonstrated the ability to manage IT resources effectively, have low-cost offshore software development facilities, and can efficiently expand operations to meet customer demands.

     Demand for IT services has grown significantly as companies seek ways to outsource not only specific projects for the design, development and integration of new technologies, but also ongoing management, development and maintenance of existing IT systems. According to Gartner Group, the worldwide market for professional IT services, excluding Year 2000 compliance services, was $118 billion in 1995 and is projected to grow to $258 billion by the year 2000. In addition, many organizations face a significant challenge because many of their existing computer systems run software programs which cannot properly process dates after 1999. Without a resolution of this Year 2000 problem, these software programs will fail due to an inability to correctly interpret dates in the year 2000 and thereafter.

     The Company believes that outsourcing the ongoing management, development and maintenance of IT applications is becoming increasingly critical to business enterprises. The difficulties of IT planning, budgeting and execution in the face of technological innovations and uncertainties, the focus on cost cutting, and a growing shortage of skilled personnel are driving senior corporate management to strategically pursue outsourcing of critical internal IT functions. Organizations are seeking an experienced IT services outsourcing provider that not only has the expertise and knowledge to address the complexities of rapidly changing technologies, but also possesses the capability to understand and automate the business processes and knowledge base of the organization. In addition, the IT provider must be able to develop customized solutions to problems unique to the organization. This involves maintaining on-site professionals who know the customer's IT processes, providing access to a wide range of expertise and best practices, providing responsiveness and accountability to allow internal IT departments to meet organization goals, and providing low cost, value-added services to stay within the organization's IT budget constraints.

     In this environment, large organizations are increasingly finding that full facilities management outsourcing providers who own and manage an organization's entire IT function do not permit the organization to retain control over, or permit flexible reallocation of, its IT resources. At the same time, IT service providers focused on project oriented professional services, with a finite beginning and end, or "deliverables," do not typically provide ongoing maintenance services and management of IT functions. As a result, the Company believes there is a significant opportunity to provide outsourcing services to customers for ongoing IT management, development and maintenance of their business applications.

SYNTEL SOLUTION

     Syntel provides TeamSourcing services consisting of professional IT staffing services, and IntelliSourcing services consisting of outsourcing services for ongoing management, development and maintenance of business applications, including Year 2000 compliance services. The Company believes that its IntelliSourcing approach to IT services outsourcing, which involves assuming responsibility for management of selected applications rather than taking over an entire IT department or providing facilities management, provides significant differentiation from its competitors in the IT services market. Syntel believes that its TeamSourcing and IntelliSourcing service offerings are distinguished by its Global Service Delivery Model, a corporate culture focused on customer service and responsiveness and its internally developed "intellectual capital," comprised of a proven set of methodologies, practices and tools for managing the IT functions of its customers.

     Global Service Delivery Model. Syntel performs its services on-site at the customer's location, off-site at Syntel's U.S. locations and offshore at its Indian location. By linking each of its service locations together through a dedicated data and voice network, Syntel provides a seamless service capability to its customers around the world, largely unconstrained by geographies, time zones and cultures. This Global Service Delivery Model gives the Company the flexibility to deliver to each customer a unique mix of on-site, off-site and offshore services to meet varying customer needs for direct interaction with Syntel personnel, access to technical expertise, resource availability and cost-effective delivery. The benefits to the customer from this customized service include responsive delivery based on an in-depth understanding of the specific processes and needs of the customer, quick turnaround, access to the most knowledgeable personnel and best practices, resource depth, 24-hour support seven days a week, and cost-effectiveness. To support its Global Service Delivery Model, the Company currently has two primary Global Development Centers located in Cary, North Carolina and Mumbai, India, and two additional Global Development Centers located in Troy, Michigan and Santa Fe, New Mexico. The Company is establishing another Global Development Center in Chennai, India, which is anticipated to be active by the end of 1997. See "Risk Factors -- Exposure to Regulatory and General Economic Conditions in India."

     Focus on Customer Service. The Syntel corporate culture reflects a "customer for life" philosophy which emphasizes flexibility, responsiveness, cost-consciousness and a tradition of excellence. The Company recognizes that its best source for new business opportunities comes from existing customers and believes its customer service is a significant factor in Syntel's high rate of repeat business. For the year ended December 31, 1995 and 1996 and for the three months ended March 31, 1997, over 90% of the Company's annual revenues were from customers for whom the Company provided services during the previous period. See "Risk Factors -- Customer Concentration; Risk of Termination." At engagement initiation, Syntel's services are typically based on expertise in the software life-cycle and underlying technologies. Over time, however, as Syntel develops an in-depth knowledge of a customer's business processes, IT applications and industry, Syntel gains a competitive advantage to perform higher-value IT services for that customer.

     Proven Intellectual Capital. Over its 17-year history, Syntel has developed a proven set of methodologies, practices, tools and technical expertise for the development and management of its customers' information systems. This "intellectual capital" of Syntel includes methodologies for the selection of appropriate customer IT functions for management by Syntel, tools for the transfer to Syntel of the systems knowledge of the customer, and techniques for providing systems support improvements to the customer. Syntel also offers to its customers well-trained personnel backed by a proven, extensive employee training and continuing development program. The Company believes its intellectual capital enhances its ability to understand customer needs, design customized solutions and provide quality services on a timely and cost-effective basis.

SYNTEL STRATEGY

     The Company's objective is to become a strategic partner with its customers in the ongoing management, development and maintenance of their IT systems by utilizing its Global Service Delivery Model, intellectual capital and customer service orientation. The Company plans to continue to pursue the following strategies to achieve this objective:

     Leverage Global Service Delivery Model. The ability to deliver a seamless service capability virtually anywhere in the world from its domestic and offshore facilities gives the Company an effective ability to meet customer needs for technical expertise, best practice IT solutions, resource availability, responsive turnaround and cost-effective delivery. The Company strives to leverage this capability to provide reliable and cost-effective services to its existing customers, expand services to existing customers and to attract new customers. Moreover, the flexibility and capacity of the Global Service Delivery Model and the Company's worldwide recruitment and training programs enhance the ability of the Company to expand its business as the number of customers grows and their IT demands increase. The Company intends to expand the capacity of its Global Development Centers worldwide.

     Focus Resources on IntelliSourcing Services. Through IntelliSourcing, the Company markets its higher value outsourcing services for ongoing applications management, development, maintenance and Year 2000 compliance functions. In recent years, the Company has significantly increased its investment in IntelliSourcing Services. The Company recently realigned its resources to focus on the development, marketing and sales of its IntelliSourcing services, including the hiring of additional salespeople and senior managers, redirecting personnel experienced in the sale of higher value contracts, developing proprietary methodologies, such as Year 2000 offerings and services, increasing marketing efforts, and redirecting organizational support in the areas of finance and administration, human resources and legal. As a result, the Company has increased its IntelliSourcing opportunities.

     Expand Customer Base and Role with Current Customers. The Company's sales efforts focus on its strategy of migrating existing TeamSourcing customers to higher value IntelliSourcing services. Traditionally, the Company has formed strong relationships with customers through its high quality and responsive TeamSourcing services. The Company's emphasis on customer service and long-term relationships has enabled the Company to generate recurring revenues from existing customers. These long-term relationships also provide the opportunity for the Company to cross-sell IntelliSourcing services which, in some cases, represent a natural extension of work initially performed under the TeamSourcing engagement. The Company also seeks to expand its customer base by leveraging its expertise in providing services to the financial services, manufacturing, retail, transportation and information/communications industries, as well as to government entities. With the expansion of the Company's Indian operations, the Company also intends to increase its marketing efforts in other parts of the world, particularly in Asia.

     Enhance Proprietary Knowledge Base and Expertise. The Company believes that its "intellectual capital" of methodologies, practices, tools and technical expertise is an important part of its competitive advantage. The Company strives to continually enhance this knowledge base by creating competencies in emerging technical fields such as Internet/intranet applications, client/server applications and object-oriented software. The Company continually develops new methodologies and toolsets such as its package of Year 2000 services, building skills in enterprise resource planning (ERP), and acquiring a broad knowledge and expertise in the IT functions of specific industries. Through these efforts, the Company becomes more valuable to the customer, is often able to expand the scope of its work to existing customers, and is able to offer industry-specific expertise.

     Attract and Retain Highly Skilled IT Professionals. The Company believes that its human resources are its most valuable asset. Accordingly, its success depends in large part upon its ability to attract, develop, motivate, retain and effectively utilize highly skilled IT professionals. Over the years, the Company has developed a worldwide recruiting network, logistical expertise to relocate its personnel, and programs for human resource retention and development. The Company (i) employs 17 professional recruiters who recruit qualified professionals throughout the U.S. and in India, Canada, Europe,

Singapore, the Philippines, Australia and New Zealand, (ii) trains recent college graduates and other recruits through its four training centers, three of which are located in the U.S. and one of which is located in India, and (iii) maintains a broad range of employee support programs, including relocation assistance, a comprehensive benefits package, career planning and incentive plans. The Company believes that its management structure and human resources organization is designed to maximize the Company's ability to efficiently expand its professional IT staff in response to customer needs. See "Risk Factors -- Recruitment and Retention of IT Professionals" and "-- Ability to Manage Growth."

     Pursue Selective Acquisition Opportunities. Given the highly fragmented nature of the IT services market, the Company believes that opportunities exist to expand through the selective acquisitions of smaller regional IT services firms with established customers. The Company may also consider potential acquisition candidates to augment its technical expertise. While the Company from time to time considers acquisition opportunities, it currently has no agreements, understandings or commitments to effect any acquisitions, except for the acquisition of Syntel India. See "Risk Factors -- Risks Related to Possible Acquisitions."

SERVICES

     Syntel provides a broad range of IT services through its TeamSourcing and IntelliSourcing service offerings. Through TeamSourcing, the Company provides professional IT staffing services. Through IntelliSourcing, the Company provides outsourcing services for ongoing management, development and maintenance of customer applications, including Year 2000 compliance services. The Company believes that its established TeamSourcing customers represent an attractive base from which to grow its IntelliSourcing services and, as such, has recently increased the personnel and resources dedicated to the development, marketing and sales of its IntelliSourcing services. TeamSourcing and IntelliSourcing services are based on Syntel's methodologies and technical expertise, which the Company continues to develop on an ongoing basis in order to further enhance the value of its services to customers. For the year ended December 31, 1996 and the three months ended March 31, 1997, TeamSourcing accounted for approximately 64% and 56%, respectively, of the Company's revenues and IntelliSourcing represented approximately 36% and 44%, respectively, of the Company's revenues.

     TeamSourcing

     Syntel offers professional IT staffing services directly to its customers and, to a lesser degree, in partnership with other service providers. The professional IT staffing services include individual professionals and teams of professionals dedicated to assisting customer systems projects and ongoing IT functions. This service responds to the demand from internal IT departments for additional expertise, technical skills and personnel. The Company's wide range of TeamSourcing services include IT applications systems specification, design, development, implementation and maintenance, which involve diverse computer hardware, software, data and networking technologies and practices. Syntel also provides professional IT staffing services to state governments, principally in the area of state welfare automation services. Services to state governments are provided directly by Syntel and in partnership with Deloitte & Touche and with Unisys.

     In providing its TeamSourcing services, Syntel utilizes its Global Service Delivery Model, primarily through international recruiting, training and relocation, to meet customer needs for resource depth, expertise, responsiveness, 24-hour support seven days a week and cost-effective delivery. Through its flexible service delivery, Syntel is able not only to deliver more effective services to the customer, but also to more efficiently utilize its IT professionals.

     By focusing on customer satisfaction and the delivery of quality services to TeamSourcing customers, the Company believes it is able to generate opportunities to provide its TeamSourcing customers with higher value application outsourcing services and Year 2000 compliance services. The Company has recently realigned its TeamSourcing sales people on an account basis within each sales region in an effort to further enhance customer relationships and marketing to larger, more complex businesses. The effectiveness of its TeamSourcing services and its focus on customer service is evidenced by the high level of repeat business from existing customers and the quality awards its customers have bestowed on Syntel. During 1996, Syntel received the Q-1 rating from Ford Motor Company and became a Preferred Supplier to Chrysler Corporation receiving the highest rating in each customer service category. The Q-1 rating from Ford Motor Company and the Preferred Supplier designation from Chrysler Corporation are the highest supplier quality ratings awarded by each of these principal customers. The Company is also a Microsoft Certified Solution Provider. For the year ended December 31, 1995 and 1996 and the three months ended March 31, 1997, over 90% of Syntel's annual revenues were from customers for whom the Company provided services during the previous period.


     In order to continue to enhance its TeamSourcing services expertise, Syntel has enhanced its capabilities in enterprise resource planning (ERP), including the implementation of software packages from SAP and Oracle. The Company has also developed expertise in emerging technologies such as Internet/intranet applications, client/server applications and object-oriented software.

     IntelliSourcing

     Syntel also provides higher-value outsourcing services for ongoing management, development and maintenance of business applications, including Year 2000 compliance services. Over the last 18 months, the Company has made significant investments in IntelliSourcing, including the hiring of additional sales people and senior managers, redirecting personnel experienced in the sale of higher-value contracts, developing proprietary methodologies, including a package of Year 2000 offerings and services, increasing marketing efforts, and realigning organizational support in the areas of finance, administration, human resources and legal. See "Risk Factors -- Ability to Manage Growth." The Global Service Delivery Model is central to Syntel's delivery of IntelliSourcing services. It enables the Company to respond to customers' needs for ongoing service and flexibility and has provided the capability to become productive quickly on a cost-effective basis to meet timing and resource demands for mission critical applications.

     Business Applications Outsourcing. Through IntelliSourcing, Syntel assumes responsibility for and manages selected application support functions of the customer. Rather than being responsible for an entire IT department, including computers, other hardware, networks and all IT functions, IntelliSourcing focuses solely on providing professional services for selected IT applications. IntelliSourcing is fundamentally different than facilities management, which is cost-intensive and involves the ownership of hardware. IntelliSourcing is a more flexible alternative to traditional full-scale outsourcing, as it permits the customer to maintain control of its IT resources and establish priorities. IntelliSourcing permits the customer to select the applications best-suited to remain managed in-house, while still benefiting from Syntel's expertise and resource availability. The benefits of IntelliSourcing also include reliable maintenance and up-keep of systems on which the business depends, reduced operating costs, availability of IT personnel and access to best-practice solutions, while allowing the customer to focus on its core competencies.

     Syntel has developed methodologies, processes and tools to effectively integrate and execute IntelliSourcing engagements. Referred to as "IntelliTransfer," this methodology is implemented in three stages of planning, transition and launch. Syntel first focuses on the customer's personnel, processes, technology and culture to develop a plan to effectively assimilate the business process knowledge of the customer. Syntel then begins to learn the business processes of the customer, and, finally, seeks to assume responsibility for performance of a particular customer application system or systems. As the Company develops an in-depth knowledge of the customer's personnel, processes, technology and culture, Syntel acquires a competitive advantage to pursue more value-added services. The Company believes its approach to providing these services results in a long-term customer relationship involving a key Syntel role in the business processes and applications of the customer.

     At engagement initiation, Syntel's services are based on its expertise in the software life-cycle and underlying technologies, and are thus focused on technical solutions. For most new engagements, the Company starts by performing functions primarily revolving around production control, application systems maintenance, development of new and changed systems functionality, and 24-hour help desk support. As IntelliSourcing engagements progress, the Company typically provides an increasing proportion of software development services offshore, allowing Syntel to reduce its overall cost of service and improve responsiveness.

     Because providing IntelliSourcing services typically involves close participation in the IT strategy of a customer's organization, Syntel adjusts the manner in which it delivers these services to meet the specific needs of each customer. For example, if the customer's business requires fast delivery of a mission-critical application update, Syntel will combine its on-site professionals, who have knowledge of the customer's business processes and applications, together with its global infrastructure to deliver around-the-clock resources. If the customer's need is for cost reduction, Syntel may increase the portion of work performed at its offshore Global Development Center, which has significantly lower costs. The Company believes that its ability to provide flexible service delivery and access to resources permits responsiveness to customer needs and are important factors that distinguish its IntelliSourcing services from other outsourcing services.

     Year 2000 Compliance Services. As a component of its IntelliSourcing services, the Company has invested substantial resources in developing a package of Year 2000 offerings and services. The Company intends to use its Year 2000 capabilities to expand its role with existing TeamSourcing customers, gain new customers and market its IntelliSourcing services. All of Syntel's Year 2000 service packages are based on Method2000(sm), a proprietary solution developed by Syntel. Method2000(sm) is a second generation solution aimed at innovative business processes, methodologies, techniques and tools, and maximizing the use of lower-cost offshore resources.

     The Method2000(sm) service packages are: Pilot2000, Implement2000 and Recover2000. Using the Pilot2000 service package, Syntel identifies a small representative portion of the customer's application systems portfolio, and executes an entire Year 2000 compliance project on the representative sample. In addition to constituting an effective "proof of concept," this provides specific customer environment knowledge to Syntel. With this specific knowledge, Syntel seeks to offer fixed-price solutions for additional applications beyond the pilot using the offering Implement2000. See "Risk Factors--Fixed-Price Engagements." The Company is also marketing a Recover2000 service package in which Syntel assumes responsibility for in-progress Year 2000 compliance projects previously performed by the customer or another IT service provider.

     Syntel markets its applications outsourcing services as a follow-on to its Year 2000 compliance services. The Company believes that such follow-on services will be an attractive offering in the coming years based on the current trend of most Year 2000 service providers not to provide warranties or services to fix any Year 2000 failures that may result from limitations, if any, of their services. Syntel believes that the most efficient way for customers to achieve Year 2000 compliance is to have key team members from the Year 2000 compliance project fully employed in ongoing maintenance and development of the same applications portfolio.

     Technical Services Group

     The Company seeks to gain a competitive advantage through its methodologies, tools and technical expertise. The Company employs a team of professionals in its Technical Services Group whose mission is to develop and formalize Syntel's "intellectual capital" for use by the entire Syntel organization. The Technical Services Group focuses on monitoring industry trends, creating competencies in emerging technical fields, developing new methodologies, techniques and tools such as IntelliTransfer and Method2000(sm), creating reusable software components to enhance quality and value on customer assignments, and educating Syntel's personnel to improve marketing, sales and delivery effectiveness. The Technical Services Group consists of senior technical personnel located in both the U.S. and India.

CUSTOMERS


     Syntel provides its services to a broad range of Fortune 1000 companies principally in the financial services, manufacturing, retail, transportation and information/communications industries, as well as to government entities. During 1996, the Company provided services to over 100 customers, principally in the U.S. The Company also provides services to customers in Europe and Southeast Asia, many of whom are subsidiaries or affiliates of its U.S. customers. Representative customers of the Company, each of which provided revenue of at least $100,000 during 1996 or 1997, include:



   FINANCIAL SERVICES            MANUFACTURING               RETAIL
   ------------------            -------------               ------
American International     Ford Motor Co.              Dayton Hudson Corp.
  Group, Inc.              Chrysler Corporation        Safeway, Inc.
World Bank                 International Business      Mervyn's
Colonial Management          Machines Corp.            Kmart Corp.
CitiBank                   Unisys Corp.                Lucky Stores
CIGNA Corp.                New Venture Gear
First Union Corp.          Meldisco
                           Hewlett-Packard Corp.
                           Xerox Corp.
                           Westinghouse Electric
                           Corp.


                                  INFORMATION/
     TRANSPORTATION              COMMUNICATIONS            GOVERNMENT
     --------------              --------------            ----------
Norfolk Southern Corp.     AT&T Corp.                  New Mexico
Allied Van Lines           Consolidated Communication  New York
Burlington Northern, Inc.    Directories               Malta
Yellow Technologies        Intellisoft                 West Virginia
Northwest Airlines Corp.   McDonnell Douglas           Illinois
                             Information Systems
                           LM Ericsson Telephone Co.


     For the year ended December 31, 1995 and 1996 and for the three months ended March 31, 1997, the Company's top ten customers accounted for approximately 81%, 78% and 77% of the Company's revenues, respectively. American International Group, Inc. and Ford Motor Co., the Company's largest customers, represented approximately 38% and 14% of revenue for the year ended December 31, 1995, respectively, approximately 34% and 12% of revenue for the year ended December 31, 1996, respectively, and 31% and 10% of revenues for the three months ended March 31, 1997, respectively. The Company recently entered into an outsourcing contract with Ford Motor Co. The Company also recently entered into Year 2000 engagements with American International Group, Inc., Northwest Airlines Corp., Yellow Technologies and Norfolk Southern Corp. Most of the Company's contracts are terminable by the customer with limited notice and without penalty. See "Risk Factors -- Customer Concentration; Risk of Termination."


     American International Group. The Company's largest customer is American Home Assurance Company, and certain other subsidiaries of American International Group, Inc. (collectively, "AIG"). This customer relationship began with the placement of a single IT professional in 1989 and has grown to over 450 Syntel professionals as of June 1, 1997. The Company supports AIG systems throughout the U.S. and in selected countries around the world. Both the Company's Cary, North Carolina and Mumbai, India Global Development Centers were initially established to support AIG. As the Company has become more knowledgeable about AIG's personnel, processes, technology and culture, it has had the opportunity to expand the range of its services beyond contract minimums and to play an increasingly valuable role in project management and systems design.

     Currently, the Company provides applications development and maintenance services in support of various AIG subsidiaries. Its applications development services focus on providing customized solutions and applications in support of policy underwriting, claims management and financial reporting and encompass both mainframe and client/server environments. The Company also provides Year 2000 conversion services to AIG on a fixed-price basis. The Company's applications maintenance services focus on enhancing existing business systems, including 24-hour management of data processing functions and a 24 hour customer assistance center. The Company is responsible for complete production support, maintenance and related activities for over 250 applications. Through its long-term relationship with AIG, Syntel has enabled AIG to better control and manage its IT resource allocation and simplified management of AIG's IT functions. Syntel has also delivered to AIG greater resource availability, 24-hour support, fast turnaround and the capacity to address AIG enterprise needs in other parts of the world. The Company has a four-year contract with AIG which commenced in 1994 and expires in December 1998. It may be terminated by AIG in 1997 upon payment of a monetary penalty and in 1998 without penalty.

     Syntel's service delivery to AIG is an integrated effort involving on-site, off-site and offshore service teams. Initially, the on-site team gained knowledge of the particular AIG applications and systems to be supported. Management support of these applications and systems was then shifted to the off-site team at the Company's Cary, North Carolina Global Development Center with certain underlying work functions ultimately migrating to the offshore team at the Company's Mumbai, India Global Development Center. Currently, Syntel coordinates the AIG customer relationship using a number of on-site project management teams which interface with AIG management teams at the AIG location for each principal IT support function. As a result, AIG maintains management control of its IT planning and priorities while at the same time benefiting from Syntel's expertise, practices and resource availability for the cost-efficient execution of AIG plans and priorities.

GLOBAL SERVICE DELIVERY MODEL


     Syntel's Global Service Delivery Model gives the Company the flexibility and resources to perform services on-site at the customer's location, off-site at the Company's U.S. locations and offshore at the Company's Indian locations. By linking each of its service locations together through a dedicated data and voice network, Syntel provides a seamless service capability to its customers. The Global Service Delivery Model gives the Company the flexibility to deliver to each customer a customized mix of integrated on-site, off-site and offshore services to meet varying customer needs for direct interaction with Syntel personnel, access to technical expertise and best practices, resource availability and cost-effective delivery.



     Through on-site service delivery at the customer's location, the Company is able to gain comprehensive knowledge concerning the customer's personnel, processes, technology and culture, and maintain direct customer contact to facilitate project management, problem solving and integration of Syntel services. Off-site service delivery at the Company's U.S. locations provides the customer with access to the diverse skill base and technical expertise resident at different regional centers, availability of resources, and cost-effective delivery due to the savings in transportation, facilities and relocation costs associated with on-site work. Offshore service delivery at the Company's Indian location provides the customer with the capacity to receive around the clock attention to applications maintenance and project development for faster turnaround, greater availability of resources, expertise resident in India and more cost-effective delivery than the Company's off-site services.


     The Company has developed global recruiting and training programs which have efficiently provided skilled IT professionals to meet customer needs. In addition, the Company's sales, solutions and delivery functions are closely integrated in the Global Service Delivery Model so that appropriate resources can be provided to the customer at the right time and at the most advantageous location. Each customer is tracked and serviced through a multi-stage customer care process. Weekly meetings are held with key project management, sales, technical, legal and finance personnel to monitor progress, identify issues and discuss solutions. As engagements evolve and customer needs change, the Company can reallocate resources responsively from among these locations as necessary.

     The Company's two primary Global Development Centers located in Cary, North Carolina and Mumbai, India, two additional Global Development Centers located in Troy, Michigan and Santa Fe,

New Mexico, and the Global Development Center being established in Chennai, India support the Company's Global Service Delivery Model.

     The Cary, North Carolina Global Development Center, which employs over 350 persons, serves as the hub for the Company's telecommunications, project management, technical training and professional development programs. Its support functions include administration of a dedicated data and voice network, a 24-hour customer assistance center which coordinates problem resolution worldwide, and a development center for the sharing of knowledge and expertise among IT professionals. Moreover, due to its proximity to a large number of major universities, the Cary, North Carolina Global Development Center has access to a relatively large talent pool.

     The Mumbai, India Global Development Center, which employed over 525 persons as of June 1, 1997, serves as the hub of the Company's Indian operations. This Global Development Center provides substantial resource depth to meet customer needs around the world, low-cost service delivery, a 24-hour customer assistance center and development of technical solutions and expertise. Mumbai also serves as a principal recruiting and training center for the Company due to the large resource pool of skilled IT professionals and college graduates.


     The Company is in the process of expanding its operations in India. The Company believes that it has developed considerable skill in the operation of offshore facilities and expects its Indian expansion to significantly increase its offshore capabilities. The Mumbai Center, which has been in operation for four years, is being expanded to accommodate an additional 300 persons. Such expansion is expected to be completed by the end of 1997. The Company also has leased space for a new Global Development Center in Chennai, India. This Center is intended to provide additional resources and will include a training and development center. The Company has already begun staffing the Chennai Center and will continue to incrementally increase staffing over time in response to customer needs. Once fully developed and operational, the Chennai Center will be able to accommodate up to 600 persons. Both the Mumbai and Chennai expansion programs are expected to be financed from internally generated funds from the Company's Indian operations. See "Risk Factors -- Exposure to Regulatory and General Economic Conditions in India."


     The Troy, Michigan Global Development Center serves as the Company's world headquarters, sales and marketing center, training and development center, and is the hub of its Southeastern Michigan operations, which employs over 300 people. The Santa Fe, New Mexico Global Development Center, which employs 29 people, serves as a training and development center.

SALES AND MARKETING

     The Company markets and sells its services directly through its professional salespeople and senior management operating principally from the Company's offices in Chicago, Illinois; Dallas, Texas; Durham, North Carolina; Fremont, California; Minneapolis, Minnesota; New York, New York; Troy, Michigan; Woodbridge, New Jersey; and London, England. The Company recently realigned its sales staff into two sales forces, one for TeamSourcing services and one for IntelliSourcing services. Each sales region has a separate TeamSourcing and IntelliSourcing sales staff with specific sales executives assigned to each account.

     The TeamSourcing sales organization consists of approximately 18 account executives. The sales cycle for TeamSourcing engagements, from initial contact to execution of an agreement, varies by type of service and account size, but is typically completed within 30 days. A significant amount of TeamSourcing engagements are developed from existing customers. During 1996, over 90% of TeamSourcing revenues were from customers who received services during 1995. TeamSourcing account executives are paid a base salary plus quarterly incentive compensation based upon specified profit targets.

     Syntel's IntelliSourcing sales organization consists of 10 sales executives. Since 1995, when it had four sales executives, Syntel has increased its professional salespeople in IntelliSourcing both by dedicating internal sales professionals to this service offering and through outside hiring of professionals experienced in marketing outsourcing engagements. The sales cycle for IntelliSourcing engagements ranges from 3 to 12 months depending on the complexity of the engagement. Due to this longer sales cycle, IntelliSourcing sales executives follow an integrated sales process for the development of engagement proposals and solutions, and receive ongoing input from the Company's technical services, delivery, finance and legal departments throughout the sales process. The IntelliSourcing sales process also typically involves a greater number of customer personnel at more senior levels of management than the TeamSourcing sales process. IntelliSourcing account executives are paid a base salary plus quarterly incentive compensation based on reaching specified profit targets on closed contracts.

     Syntel's marketing organization seeks to promote brand identities for its TeamSourcing, IntelliSourcing and Method2000(sm) services and to generate sales leads. The Company's current marketing efforts consist of direct mail, trade shows, publications and public relations campaigns targeted to CEOs, CFOs and CIOs of Fortune 500 organizations and CIOs of government agencies. In addition, Syntel maintains relationships with key industry research groups such as the Gartner Group, Meta Group, Giga Group, and the Information Technology Association of America.

HUMAN RESOURCES

     The Company believes that its human resources are its most valuable asset. Accordingly, the Company's success depends in large part upon its ability to attract, develop, motivate, retain and effectively utilize highly skilled IT professionals. The Company has developed a number of processes, methodologies, technologies and tools for the recruitment, training, development and retention of its employees. As of June 1, 1997, the Company employed in its U.S. operations 1,318 persons, including 1,179 IT professionals, 28 in sales and marketing, and 111 in general and administrative positions. Of these, 523 were U.S. citizens and permanent residents, 776 held H-1B visas (permitting temporary residency in the U.S.), 5 held F-1 visas (permitting foreign students to work in the U.S.) and 14 held TN visas (permitting Canadians to work in the U.S.). As of June 1, 1997, the Company employed in its Indian operations 529 persons, including 461 IT professionals, 2 in sales and marketing, and 66 in general and administrative positions.

     A majority of the Company's professional employees have a Bachelor of Science degree or its equivalent, or higher degrees in computer science, engineering disciplines, management, finance and other areas. Their experience level ranges from entry-level programmers to engagement managers and senior consultants with over 20 years of IT experience. The Company has personnel who are experienced in mainframe, client/server and open systems technologies, and proficient in a variety of computer programming languages, software tools, database management systems, networks, processes, methodologies, techniques and standards.

     The Company has implemented a management structure and human resources organization intended to maximize the Company's ability to efficiently expand its professional staff. Although the Company believes that it has the capability to meet its anticipated future needs for IT professionals through its established recruiting and training programs, there can be no assurance that the Company will be able to hire, train or retain qualified IT professionals in sufficient numbers to meet anticipated staffing needs. See "Risk Factors -- Recruitment and Retention of IT Professionals" and "-- Ability to Manage Growth."

     Recruiting. The Company has developed a recruiting methodology and organization which is a core competency. The Company has a 15-person U.S.-based recruiting team, 10 of whom primarily recruit from across the U.S., and 5 of whom primarily recruit international candidates from India, Canada, Europe, Singapore, the Philippines, Australia and New Zealand. The Company also has a 4-person India-based recruiting team in Mumbai which primarily recruits for the Company's needs in India, although that team also from time to time recruits for the Company's U.S. operations. The Company uses a standardized global selection process that includes interviews and reference checks.

     Among the Company's other recruiting techniques are the placement of advertisements on its web site, in newspapers and trade magazines, providing bonuses to its employees who refer qualified applicants, participating in job fairs and recruiting on university campuses. In addition, the Company has developed a proprietary database of talent utilizing the Resumix database system, which is an automated tool for managing all phases of recruiting. This system directly downloads resumes from the Internet, directly loads faxed resumes and currently stores approximately 40,000 resumes. This system enhances the ability of the Company's recruiters to select appropriate candidates and can distribute resumes directly to the recruiters.


     Training. The Company uses a number of established training delivery mechanisms in its efforts to provide a consistent and reliable source for qualified IT professionals. Recent college graduates and other recruits selected by the Company participate in Syntel's Technical and Professional Development ("TPD") program. The TPD program consists of 8-13 weeks of training programs, including classroom lectures, hands-on experience, exercises, projects and tests. Another entry-level training program is the Syntel Management Trainee Program. As part of this program, Syntel selects graduates from leading universities who are suited for corporate and regional positions within Syntel in account management, sales, recruiting and other management areas. Syntel also maintains a comprehensive Computer Based Training program ("CBT"), with over 200 training modules, which Syntel employees can use at their convenience. The CBT topics cover the latest client/server areas, local-area and wide-area networks, relational data base management systems, object-oriented systems, Microsoft products, in addition to a number of management and related developmental areas. The Company has been accepted as a Microsoft Certified Solution Partner and sponsors the Microsoft Certification Program at its Cary, North Carolina Global Development Center, and provides opportunities for cross-training of its professionals in emerging technologies.


     Support and Retention. The Company seeks to provide meaningful support to its employees which the Company believes leads to improved employee retention and better quality services to its customers. Traditionally, a significant percentage of the Company's employees have been recruited from outside the U.S. and relocated to the U.S. This has resulted in the need to provide a higher level of initial support to its employees than is common for U.S.-based employees. As a result of these activities, Syntel has developed a significant knowledge base in making foreign professionals comfortable and quickly productive in the U.S. and Europe. The Company also conducts regular career planning sessions with its employees, and seeks to meet their career goals over a long-term planning horizon. As part of its retention strategy, the Company strives to provide a competitive compensation and benefits package, including relocation reimbursement and support, health insurance, auto insurance, 24-hour on-call nurse consulting, a 401(K) plan, life insurance, dental options, a vision eye-care program, long-term disability coverage, short-term disability options, tuition subsidy plan, PC purchase plan and an employee referral plan. The Company intends to offer stock options to substantially all of its employees under the Stock Option Plan upon consummation of the offering, and to offer substantially all of its employees an opportunity to purchase the Company's Common Stock at a discount to fair market value under the Employee Stock Purchase Plan. See "Management--Stock Option Plan" and "--Employee Stock Purchase Plan."

     DOL Consent Decree. To resolve an investigation of the Company by the U.S. Department of Labor for failure to meet prevailing wage requirements for certain H-1B employees, the Company voluntarily entered into a two-year consent decree with the DOL on September 29, 1995. Under the consent decree, the Company agreed not to file any new H-1B petitions for 90 days after the date of the decree, to invest an additional $1 million to train its U.S. domestic employees as IT professionals, to increase by ten percentage points its proportion of U.S. domestic workers employed in positions in which H-1B workers are used, and to interview and offer employment to all qualified displaced workers whenever the Company places 25 or more employees at a facility where H-1B workers may be used. While the Company believes that the steps taken to comply with the consent decree adversely affected revenue growth during 1995 and 1996, the Company believes that it has fully complied with the decree and that continued compliance with the decree through its expiration in September 1997 will not have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

COMPETITION

     The IT services industry is intensely competitive, highly fragmented and subject to rapid change and evolving industry standards. The Company competes with a variety of other companies, depending on the IT services it offers. The Company's primary competitors for professional IT staffing engagements include participants from a variety of market segments, including "Big Six" accounting firms, systems consulting and implementation firms, applications software development and maintenance firms, service groups of computer equipment companies and temporary staffing firms. In applications outsourcing services, the Company competes primarily with Electronic Data Systems Corp., IBM Global Solutions (ISSC), Andersen Consulting and Computer Sciences Corporation. The Company's principal competitors for Year 2000 compliance engagements include IBM Global Solutions (ISSC), Cap Gemini and Andersen Consulting. Many of the Company's competitors have substantially greater financial, technical and marketing resources and greater name recognition than the Company. As a result, they may be able to compete more aggressively on pricing, respond more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development and promotion of IT services than the Company. In addition, there are relatively few barriers to entry into the Company's markets and the Company has faced, and expects to continue to face, additional competition from new IT service providers. Further, there is a risk that the Company's customers may elect to increase their internal resources to satisfy their IT services needs as opposed to relying on a third-party vendor such as the Company. The IT services industry is also undergoing consolidation which may result in increased competition in the Company's target markets. Increased competition could result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on the Company. The Company also faces significant competition in recruiting and retaining IT professionals which could result in higher labor costs or shortages. There can be no assurance that the Company will compete successfully with existing or new competitors or that competitive pressures faced by the Company will not materially adversely affect its business, results of operations or financial condition. See "Risk Factors--Intense Competition."

INTELLECTUAL PROPERTY

     The Company's business includes the development of custom software applications and other deliverables in connection with specific customer engagements. Ownership of such software and associated deliverables created for customers is generally retained by or assigned to the customer. The Company also develops software components and libraries that can be reused in application software development, and certain software toolsets and proprietary methodologies, most of which remain the property of the Company.

     In order to protect its proprietary rights in these various intellectual properties, the Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements, and copyright and trademark laws. The Company generally enters into confidentiality agreements with its employees, consultants, customers and potential customers and limits access to and distribution of its proprietary information. India is a member of the Berne Convention, and has agreed to recognize protection on intellectual property rights conferred under the laws of other member countries, including the U.S. The Company believes that the laws, rules, regulations and treaties in effect in the U.S. and India are adequate to protect it from misappropriation or unauthorized use of its intellectual property. However, there can be no assurance that such laws will not change and, in particular, that the laws of India will not change in ways that may prevent or restrict the transfer of software components, libraries and toolsets from India to the U.S. There can be no assurance that the steps taken by the Company will be adequate to deter misappropriation of its intellectual property or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its rights.

     Although the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future. See "Risk Factors -- Limited Intellectual Property Protection."

FACILITIES

     The Company's headquarters and principal administrative, sales and marketing, and system development operations are located in approximately 24,900 square feet of leased space in Troy, Michigan. The Company occupies these premises under a lease expiring on November 30, 2001. The Company's primary training and development center is located in approximately 50,240 square feet of leased space in Cary, North Carolina, under a lease which expires March 31, 1999. The Company also leases regional office facilities in Dallas, Texas; Fremont, California; Oakbrook, Illinois; Minneapolis, Minnesota; Durham, North Carolina; Santa Fe, New Mexico; Woodbridge, New Jersey; and London, England.

     Syntel India leases approximately 20,210 square feet of office space in Mumbai, India, under four leases expiring on various dates from October 14, 1997 to September 30, 1998, each of which is expected to be renewed for a period of five years upon expiration. This leased space is in the process of being expanded by approximately 13,000 square feet. Syntel India's IT professionals, as well as its senior management, administrative personnel, human resources and sales and marketing functions are housed in this facility. Syntel has leased substantially all of an office building in Chennai, India consisting of approximately 33,000 square feet. The lease terms expire May 2003, subject to the Company's option to renew for an additional period of three years.

     The Company believes that these facilities are adequate for its currently anticipated future needs.

LEGAL PROCEEDINGS


     The Company is not currently a party to any material legal proceedings or governmental investigation and is not aware of any threatened litigation or governmental investigation. Since September 29, 1995, the Company has been subject to a consent decree with the U.S. Department of Labor relating to its H-1B employees. The Company believes that it has fully complied with the consent decree and that continued compliance through the expiration of the decree in September 1997 will not have a material adverse effect on the Company. See "Risk Factors -- Government Regulation of Immigration; DOL Consent Decree" and "Business -- Human Resources -- DOL Consent Decree."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers, directors and prospective directors, who have agreed to serve as directors upon consummation of this offering, are as follows:


              NAME                   AGE                       POSITION
              ----                   ---                       --------
Bharat Desai.....................    44     President, Chief Executive Officer and Director
Neerja Sethi.....................    42     Vice President, Corporate Affairs and Director
John Andary......................    47     Chief Financial Officer and Treasurer
Ken Kenjale......................    47     Chief Technology Officer
Daniel M. Moore..................    43     General Counsel, Secretary and Vice President,
                                            Benefits and Policy Administration
Richard Baldyga..................    36     Vice President, Global Delivery Services
John Kennedy.....................    56     Vice President, Sales and Relationship
                                            Management
Jay Clark........................    34     Vice President, Global Infrastructure and
                                            Career Administration
Venkat Mallya....................    36     Assistant Vice President, TeamSourcing
Paritosh K. Choksi...............    44     Prospective Director
Douglas Van Houweling............    53     Prospective Director


------------------------------

     Bharat Desai is a co-founder of the Company and has served as its President, Chief Executive Officer and Director since its formation in 1980. Mr. Desai holds an M.B.A. in Systems and Finance from the University of Michigan and a Bachelor of Technology degree in Electrical Engineering from the Indian Institute of Technology in Mumbai, India. Mr. Desai is the spouse of Ms. Sethi.

     Neerja Sethi is a co-founder of the Company and has served as a Vice President, Corporate Affairs and Director since its formation in 1980 and as Secretary and Treasurer from 1980 to March 1996. Ms. Sethi holds an M.S. in Computer Science from Oakland University, an M.B.A. in Operations Research from Delhi University, and a B.S. in Mathematics from Delhi University. Ms. Sethi is the spouse of Mr. Desai.

     John Andary has served the Company as Chief Financial Officer since August 1994 and as Treasurer since March 1996. From October 1992 to April 1994, Mr. Andary was a General Manager of Automatic Data Processing and from May 1987 to October 1992 he was one of its Division Controllers. Mr. Andary has a B.A. in Accountancy from Walsh College and is a Certified Public Accountant.

     Ken Kenjale has served the Company as Chief Technology Officer since July 1995. From April 1988 to July 1995, Mr. Kenjale served in various positions with the Company. Mr. Kenjale holds a Bachelor of Engineering degree and a Master of Technology degree in Computer Science from the Indian Institute of Technology in Kanpur, India.


     Daniel M. Moore has served the Company as General Counsel and Secretary since March 1996, and Vice President, Benefits and Policy Administration since July 1997. From June 1996 to June 1997, Mr. Moore served as the Company's Acting Vice President, Human Resources. From June 1992 to March 1996, Mr. Moore served as Vice President and Senior Corporate Counsel with Comerica Incorporated, and he was Vice President and Managing Commercial Counsel with Manufacturers National Corporation prior to its merger with Comerica Incorporated. Mr. Moore has a B.A. in Accounting from Michigan State University and a J.D. from the Detroit College of Law.


     Richard Baldyga has served the Company as Vice President, Global Delivery since February 1997. From July 1994 to February 1997, Mr. Baldyga served as the Company's Vice President, Operations.

From 1984 to July 1994, Mr. Baldyga served in various positions at EDS. Mr. Baldyga holds a B.S. in Engineering Technology from the New Jersey Institute of Technology.

     John Kennedy has served the Company as Vice President, Sales and Relationship Management of the Company since February 1997. From August 1995 to February 1997, Mr. Kennedy served as the Company's Assistant Vice President, National Accounts and Sales. From April 1993 to August 1995, Mr. Kennedy served as Director of Corporate Accounts at Kelly Services, Inc. From July 1981 to March 1993, Mr. Kennedy served as a Business Unit Executive at IBM Corporation. Mr. Kennedy holds a B.S. in Mechanical Engineering, an M.B.A. in Business Administration, and a Certificate of Advanced Engineering Study, all from Cornell University.


     Jay Clark has served the Company as Vice President, Global Infrastructure and Career Administration since July 1997. From August 1994 to July 1997, Mr. Clark served as Assistant Vice President, Outsourcing Solutions of the Company. From January 1985 to August 1994, Mr. Clark served in various positions at EDS. Mr. Clark holds a degree in Management Information Systems from Tennessee Technological University.


     Venkat Mallya has served the Company as Assistant Vice President, TeamSourcing of the Company since February 1997. From June 1992 through February 1997, Mr. Mallya served in various positions with the Company, most recently as a Branch Manager and a Director, Sales. From 1990 to 1992, Mr. Mallya served as Group Marketing Manager for Onward Technology Group. Mr. Mallya holds a Masters in Commerce and Finance and an M.B.A. in Marketing/Management, both from Bombay University.

     Paritosh K. Choksi has been associated with the Phoenix American group of companies since 1977 and is currently Phoenix American's Senior Vice President, Chief Financial Officer and Treasurer and a director. He has significant experience in corporate finance, debt and equity placements and mergers and acquisitions. Mr. Choksi has an M.B.A. from the University of California, Berkeley in Finance and Marketing, and a Bachelor of Technology degree in Mechanical Engineering from Indian Institute of Technology in Mumbai, India.

     Douglas E. Van Houweling has served as Dean for Academic Outreach since 1995, and as Vice Provost for Information and Technology since 1984, at the University of Michigan. As Vice Provost for Information and Technology, Dr. Van Houweling is responsible for the University's strategic direction in the information technology arena. At the University, Dr. Van Houweling holds professorial appointments in the School of Information, the Business School and the Department of Political Science in the College of Literature, Science and the Arts. Dr. Van Houweling holds an undergraduate degree from Iowa State University and a Ph.D in Government from Indiana University.

     The Company's Board of Directors currently consists of two members. Upon completion of this offering, the Board of Directors will be increased to five members. The Board is divided into three classes, each of whose members serve for staggered three-year terms. Mr. Desai is a Class III Director and will serve an initial three-year term. Ms. Sethi is a Class II Director and will serve an initial two-year term. The Class I directorship, which will be for an initial one-year term, is currently vacant. There are also vacancies for one Class II Director and one Class III Director. The three vacancies on the Board will be filled by appointment by the current Board of Directors, with Mr. Choksi serving as a Class III Director, and Mr. Van Houweling serving as a Class II Director. The vacancy in the Class I directorship will be filled after completion of this offering. At each annual meeting of shareholders after this offering, the appropriate number of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

BOARD COMMITTEES

     In the past, the Company has not maintained any committees of the Board of Directors. Upon completion of this offering, the Board of Directors will establish an Audit Committee and a Compensation Committee.

     The Audit Committee will be responsible for reviewing with management the financial controls and accounting and reporting activities of the Company. The Audit Committee will review the qualifications of the Company's independent auditors, make recommendations to the Board of Directors regarding the selection of independent auditors, review the scope, fees and results of any audit and review non-audit services and related fees. The members of the Audit Committee have not yet been appointed. All members of the Audit Committee will be non-employee directors.

     The Compensation Committee will be responsible for the administration of all salary and incentive compensation plans for the officers and key employees of the Company, including bonuses. The Compensation Committee will also administer the Company's Stock Option and Incentive Plan. The members of the Compensation Committee have not yet been appointed. All members of the Compensation Committee will be non-employee directors.

     The Board of Directors does not have a Nominating Committee. The selection of nominees to the Board of Directors will be made by the entire Board of Directors.

DIRECTOR COMPENSATION

     Directors who are not employees of the Company will be paid $2,000 per Board meeting and $500 per Committee meeting, and all directors will be reimbursed for travel expenses incurred in connection with attending Board and Committee meetings. Each non-employee director will be granted an option to purchase 1,000 shares of the Company's Common Stock under the Stock Option Plan at the first Board meeting that he or she attends, which will vest on the first anniversary of the grant date, and thereafter will be granted an annual option to purchase 1,000 shares of the Company's Common Stock at the first Board meeting of the year he or she attends.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company did not have a Compensation Committee prior to this offering. Accordingly, Mr. Desai and Ms. Sethi, the Company's President and Chief Executive Officer and Vice President, Corporate Affairs, respectively, had responsibility for all decisions with respect to executive officer compensation.

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding compensation paid for the year ended December 31, 1996 to the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers whose total salary plus bonus exceeded $100,000 for the year ended December 31, 1996.

                           SUMMARY COMPENSATION TABLE


                                                        ANNUAL COMPENSATION
                                                      ------------------------
           NAME AND PRINCIPAL POSITION                 SALARY($)      BONUS($)
--------------------------------------------------    ------------    --------
Bharat Desai, President and Chief Executive
  Officer.........................................      $420,000      $350,000
Neerja Sethi, Vice President, Corporate Affairs...      $360,000      $250,000
Richard Baldyga, Vice President, Global Delivery
  Services........................................      $180,000      $ 20,000
Jay Clark, Vice President, Global Infrastructure
  and Career Administration.......................      $145,000      $ 17,500
John Kennedy, Vice President, Sales and
  Relationship Management.........................      $140,000      $ 14,000

EMPLOYMENT AGREEMENTS

     The Company is a party to employment agreements with Mr. Desai and Ms. Sethi through December 31, 1999, pursuant to which they will continue to serve the Company in their current positions, at initial salaries of $300,000 and $96,000, respectively. Salaries during calendar year 1999 will be determined by the Compensation Committee of the Board of Directors, as will annual bonuses throughout the employment term. The agreements provide that upon termination of employment by the Company for reasons other than for cause (as defined in the agreements), or death, disability or incapacity, the Company shall pay the executive for his or her then salary for the remaining term of the agreement, without reduction for any compensation received from other sources. Under the agreements, Mr. Desai and Ms. Sethi are subject to noncompetition, nonsolicitation and nondisclosure covenants during the employment term and for two years following termination of employment.

STOCK OPTION PLAN

     The Company's Stock Option and Incentive Plan (the "Stock Option Plan") became effective on April 1, 1997. The aggregate number of shares reserved for issuance under the Stock Option Plan is 2,000,000 shares. Options granted under the Stock Option Plan typically vest in increments of 10%, 20%, 30%, and 40% of the shares subject to the option on the first, second, third and fourth anniversaries, respectively, of the grant date of the option. The purpose of the Stock Option Plan is to provide incentives for employees and non-employee directors to promote the success of the Company, and to enhance the Company's ability to attract and retain the services of such persons. Options granted under the Stock Option Plan may be either: (i) options intended to qualify as "incentive stock options" under Section 422 of the Code; or (ii) non-qualified stock options. The Stock Option Plan also permits the grant of stock appreciation rights in connection with the grant of stock options, and the grant of restricted stock awards, performance shares and annual incentive awards. Stock options and stock awards may be granted under the Stock Option Plan to all employees and non-employee directors of the Company, or of any present or future subsidiary or parent of the Company.

     The Stock Option Plan is administered by the Board of Directors, which may, and is expected to, delegate administrative responsibility for the Stock Option Plan to the Compensation Committee. The Compensation Committee has the authority to determine exercise prices applicable to the option, the eligible officers, directors or employees to whom options may be granted, the number of shares of the Company's Common Stock subject to each option and the extent to which options may be exercisable. The Compensation Committee also has the authority to determine the recipients and the terms of grants of stock appreciation rights, restricted stock awards, performance share awards and annual incentive awards under the Stock Option Plan. The Compensation Committee is empowered to interpret the Stock Option Plan and to prescribe, amend and rescind the rules and regulations pertaining to the Stock Option Plan. No option is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee.

     Any incentive stock option that is granted under the Stock Option Plan may not be granted at a price less than the fair market value of the Company's Common Stock on the date of grant (or less than 110% of fair market value in the case of holders of 10% or more of the total combined voting power of all classes of stock of the Company or a subsidiary or parent of the Company). Non-qualified stock options may be granted at the exercise price established by the Compensation Committee, which may be less than the fair market value of the Company's Common Stock on the date of grant. The annual incentive awards are based on pre-established objective performance goals. Non-qualified stock options, stock appreciation rights and annual incentive awards are intended to comply with the requirements of Section 162(m) of the Code to ensure that such incentive compensation is fully tax deductible.

     Each option granted under the Stock Option Plan is exercisable for a period not to exceed ten years from the date of grant (or five years in the case of a holder of more than 10% of the total combined power of all classes of stock of the Company or of a subsidiary or parent of the Company) and shall lapse upon expiration of such period, or earlier upon termination of the recipient's employment with the Company, or as determined by the Compensation Committee.


     Options to purchase 608,750 shares are outstanding under the Stock Option Plan, of which 140,000 options were granted at an exercise price of $2.00 per share on April 1, 1997 and 468,750 options were granted at an exercise price of $7.00 per share on June 2, 1997. As approved by the Company's Board of Directors, the fair value of the Common Stock on April 1, 1997 was $5.00 per share and the fair value of the Common Stock on June 2, 1997 was $7.00 per share. Accordingly, compensation expense of $420,000 related to the options granted on April 1, 1997 ($3.00 multiplied by 140,000 shares) will be recognized over the four year vesting period. Of these options, 10,000 were granted to each of Mr. Baldyga, Mr. Clark and Mr. Kennedy at exercise prices of $2.00 per share. In addition, upon consummation of the offering, the Company intends to grant options to substantially all other employees to purchase in the aggregate approximately 42,000 additional shares at an exercise price equal to the initial offering price of Common Stock offered hereby. Prior to this offering no shares of Common Stock will have been issued upon exercise of options granted under the Stock Option Plan.


EMPLOYEE STOCK PURCHASE PLAN


     The Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") will become effective upon consummation of the offering. A total of 1,000,000 shares of the Company's Common Stock have been reserved for issuance under the Stock Purchase Plan. The Stock Purchase Plan is intended to qualify under Section 423 of the Code. An employee electing to participate in the Stock Purchase Plan must authorize a stated dollar amount or percentage of the employee's regular pay to be deducted by the Company from the employee's pay for the purpose of purchasing shares of Common Stock over a period of 6 to 27 months, such period to be set by the Compensation Committee of the Board of Directors. The price at which employees may purchase Common Stock will be set by the Compensation Committee at not less than the lesser of 85% of the fair market value of the Common Stock on the Nasdaq National Market on the first day of the purchase period or 85% of the fair market value of the Common Stock on the last day of the purchase period. Employees of the Company who have completed six full months of service with the Company and whose customary employment is more than 20 hours per week and five or more months per calendar year are eligible to participate in the Stock Purchase Plan. An employee may not be granted an option under the Stock Purchase Plan if after the granting of the option such employee would be deemed to own 5% or more of the combined voting power of value of all classes of stock of the Company. No employee may be granted an option which, together with options granted under all stock purchase plans of the Company and its subsidiaries, permits the employee to accrue option rights in excess of $25,000 of the fair market value of such shares for any calendar year in which an option is outstanding. The maximum number of shares of Common Stock an employee may purchase during a purchase period shall be determined by the Compensation Committee, but may not exceed 30% of the employee's cash compensation during any purchase period. As of June 1, 1997, approximately 1,318 employees were eligible to participate in the Stock Purchase Plan. The Stock Purchase Plan will be administered by the Compensation Committee.


                              CERTAIN TRANSACTIONS


     Syntel India is an Indian corporation that the Company has engaged as a subcontractor to perform offshore software development projects. Mr. Desai and Ms. Sethi, the President and Vice President, Corporate Affairs, respectively, and majority shareholders of the Company, own 100% of the capital stock of Syntel India. Syntel India derives substantially all of its revenues from the Company. For the year ended December 31, 1995 and 1996 and for the three month period ended March 31, 1997, the Company purchased services from Syntel India in the amounts of approximately $2,674,000, $4,066,000 and $1,473,000, respectively. Syntel India's revenues are the result of negotiated intercompany billing rates between Syntel India and the Company based upon competitive market rates for similar services, demand for services and volume considerations. The Company believes that such rates are not materially different than those charged by unaffiliated parties.


     Prior to the offering, the Company will enter into a Stock Purchase Agreement to purchase all of the shares of Syntel India from Mr. Desai and Ms. Sethi for $7.0 million in cash. The $7.0 million purchase price is based on a valuation performed by independent chartered accountants in India pursuant to guidelines established by the Reserve Bank of India for acquisitions of Indian corporations. The purchase price for this acquisition will be paid from a portion of the net proceeds of this offering. This acquisition will be completed upon consummation of this offering. Upon consummation of the acquisition, Syntel India will become a wholly-owned subsidiary of the Company. See "Use of Proceeds" and "Management's Discussion and Analysis of Results of Operations and Financial Condition--Syntel India Acquisition".

     Prior to the consummation of this offering, the Company, Mr. Desai, Ms. Sethi and the Company's other shareholders will enter into a mutual indemnification agreement relating to income tax liabilities of the Company and the shareholders in connection with the termination of the Company's S corporation status. The agreement provides that the shareholders, severally (according to their relative percentage ownership of the Common Stock) and not jointly, will indemnify the Company against any unpaid income tax liability of the Company attributable to the period prior to the termination of the Company's S corporation status. The agreement also provides that the Company will indemnify the shareholders against any income tax liability they may incur as a result of a final adjustment to the taxable income of the Company for any period ending after the termination date of the Company's S corporation status which results in a decrease for any period in the Company's taxable income and a corresponding increase in the taxable income of the shareholders.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of June 1, 1997, and as adjusted to reflect the sale of the shares offered by this Prospectus, by Mr. Desai and Ms. Sethi, who each beneficially own in excess of 5% of the outstanding Common Stock of the Company, Mr. Choksi, who will become a director upon the consummation of this offering, and by all executive officers and directors of the Company as a group.


                                                                            PERCENT OF SHARES
                                                                               BENEFICIALLY
                                                         NUMBER OF               OWNED(1)
                                                           SHARES         ----------------------
                                                        BENEFICIALLY       BEFORE       AFTER
BENEFICIAL OWNERS                                           OWNED          OFFERING     OFFERING
-----------------                                       ------------      --------    ----------
Neerja Sethi........................................     13,187,500(2)      59.9%     13,187,500(2)
Bharat Desai........................................      8,787,500(3)      39.9%      8,787,500(3)
Paritosh K. Choksi..................................         25,000(4)      *             25,000(4)
All directors and executive officers as a group (9
  persons)..........................................     22,000,000        100.0%     22,000,000


------------------------------
 *  Less than 1%.

(1) Assumes no exercise of the Underwriters' over-allotment option.

(2) Includes 7,100,000 shares of Common Stock held in several trusts for the benefit of Ms. Sethi and her descendants, of which trusts Ms. Sethi is a trustee. Ms. Sethi disclaims beneficial ownership of shares held by her spouse, Mr. Desai. The business address of Ms. Sethi is Suite 400, 2800 Livernois, Troy, Michigan 48083.

(3) Includes 100,000 shares of Common Stock held in several trusts for the benefit of Mr. Desai's descendants, of which trusts Mr. Desai is a trustee. Mr. Desai disclaims beneficial ownership of shares held by his spouse, Ms. Sethi. The business address of Mr. Desai is Suite 400, 2800 Livernois, Troy, Michigan 48083.

(4) Includes 5,000 shares owned by Mr. Choksi's spouse, of which he disclaims beneficial ownership.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 40,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. As of the consummation of this offering, the Company will have outstanding 25,000,000 shares of Common Stock (25,450,000 if the Underwriters' overallotment option is exercised in full). In addition, the Company has reserved 2,000,000 shares under its Stock Option Plan, of which 140,000 were granted at an exercise price of $2.00 per share on April 1, 1997 and of which 468,750 were granted at an exercise price of $7.00 per share on June 2, 1997. The Company intends to grant options to substantially all of its employees to purchase in the aggregate approximately 42,000 additional shares at an exercise price equal to the initial offering price of the Company's Common Stock offered hereby. Further, the Company has reserved 1,000,000 shares of issuance under the Employee Stock Purchase Plan. No shares of Preferred Stock have been designated or issued. The following description of the capital stock of the Company is a summary and is qualified in its entirety by the provisions of the Company's Articles of Incorporation ("Articles") and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     Subject to the rights of any holder of Preferred Stock, each holder of Common Stock is entitled to one vote per share for the election of directors as well as on other matters, to dividends as, when, and if declared by the Company's Board of Directors, and upon liquidation to share in the net assets of the Company pro rata in accordance with such shareholder's holdings. The Common Stock has no preemptive, redemption, conversion or subscription rights, and all outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereby will be, duly authorized, validly issued and fully paid and nonassessable.

PREFERRED STOCK

     The Articles authorize the issuance of Preferred Stock. The Board of Directors has the power, without further action by the shareholders, to divide any and all shares of Preferred Stock into series and to fix and determine the relative rights and preferences of the Preferred Stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidation and dissolution preferences, conversion or exchange rights and voting rights, if any. Issuances of Preferred Stock by the Board of Directors may result in such shares having senior dividend and/or liquidation preferences to the holders of shares of Common Stock and may dilute the voting rights of such holders. Issuances of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting rights of holders of the Common Stock. In addition, the issuance of Preferred Stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the shareholders of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Risk Factors--Anti-Takeover Provisions."

CERTAIN PROVISIONS OF THE ARTICLES AND BYLAWS

     Indemnification. The Articles and Bylaws provide that directors and officers of the Company will be indemnified by the Company to the fullest extent authorized by Michigan law against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company.

     Limitation of Liability. The Articles provide that directors of the Company will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their actions as directors. This provision would have no effect on the availability of equitable remedies or nonmonetary relief, such an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Company). Further, liability of a director for violations of the federal securities laws will not be limited by this provision.

     Classified Board; Removal for Cause. The Company's Restated Articles of Incorporation provide that the directors of the Company shall be divided into three classes and serve staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. Classification of the Board of Directors expands the time required to change the composition of a majority of Directors and may tend to discourage a proxy contest or other takeover bid for the Company. In addition, the Company's Bylaws provide that members of the Board of Directors may be removed by a majority of the shareholders only for cause at a special meeting called for such purpose.

     Special Meetings; Advance Notice. The Company's Bylaws reserve the authority to call a special shareholder's meeting to the Board of Directors, the Chairman of the Board or the President. In addition, the Company's Bylaws establish an advance notice procedure for the nomination of candidates for election as directors, as well as for other shareholder proposals to be considered at annual shareholders meetings, notice of shareholder proposals and director nominations must be given timely in writing to the Secretary of the Company. Such notice, to be timely, must be received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; however, in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

ANTI-TAKEOVER STATUTES

     Upon the effectiveness of this offering, the Company will be subject to the provisions of Chapter 7A and 7B of the Michigan Business Corporation Act ("MBCA"). Chapter 7A provides that business combinations between a Michigan corporation which is subject to Chapter 7A and a beneficial owner of 10% or more of the voting power of such corporation generally require the approval of 90% of the votes of each class of stock entitled to be cast, and at least 2/3 of the votes of each class of stock entitled to be cast other than shares owned by such 10% owner. Such requirements will not apply if: (i) the corporation's board of directors approves the transaction prior to the time the 10% owner becomes such; or (ii) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% owner has been such for at least five years.

     Chapter 7B of the MBCA provides that "control shares" of a corporation acquired in a control share acquisition have no rights except as granted by the shareholders of the corporation. Control shares are shares that, when added to shares previously owned by a shareholder, increase such shareholder's ownership of voting stock to at least 20%, at least 33 1/3% or a majority of the outstanding voting power of a corporation. A control share acquisition must be approved by a majority of the votes cast by holders of stock entitled to vote excluding shares owned by the acquiror and certain officers and directors. No such approval is required, however, for gifts or acquisitions pursuant to a merger to which the corporation is a party. If a corporation's articles of incorporation or bylaws so provide, control shares acquired in a control share acquisition with respect to which no acquiring person statement has been filed may be redeemed at "fair value" by the corporation at any time during the period ending 60 days after the last control share acquisition. In addition, if a corporation's articles of incorporation or bylaws so provide, control shares may be redeemed at fair value after an acquiring person statement has been filed and after the meeting at which the voting rights of the control shares are submitted to shareholders if the control shares are not accorded full voting rights. In the event control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired a majority of all voting power of the corporation, the shareholders of the corporation, other than the acquiring person, have dissenters' rights. Fair value means a value not less than the highest price paid per share by the acquiring person in the control share acquisition.

TRANSFER AGENT

     Harris Trust and Savings Bank of Chicago, Illinois will be the Transfer Agent for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, there will be 25,000,000 shares of Common Stock outstanding. The 3,000,000 shares (or up to 3,450,000 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock issued and sold in this offering will be freely tradeable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction under the Securities Act. The remaining shares of Common Stock then outstanding will be deemed "restricted securities" within the meaning of Rule 144 under the Securities Act (the "Restricted Shares") and may be resold only in compliance with the registration provisions of the Securities Act or an exemption thereunder.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned Restricted Shares for at least one year from the later of the date such Restricted Shares were acquired from the Company or (if applicable) from an affiliate or the date on which they were fully paid, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock or the average weekly trading volume in the public market as reported through the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sale and the availability of public information concerning the Company.

     Restricted Shares held by affiliates of the Company are subject to the foregoing volume limitations, holding period and other restrictions under Rule
144. Affiliates may sell shares other than Restricted Shares in accordance with the foregoing volume limitations and other restrictions, but without regard to any holding period.

     Further, under Rule 144(k), if a period of at least two years has elapsed since the later of the date Restricted Shares were acquired from the Company or from an affiliate of the Company or the date on which they were fully paid, a holder of such Restricted Shares who is not an affiliate of the Company at the time of the sale, and has not been an affiliate of the Company for at least three months prior to the sale, would be entitled to sell the shares immediately without regard to volume limitations and the other conditions described above.

     Prior to this offering, there has been no market for the Common Stock and no prediction can be made as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could have an adverse impact on such market price and the Company's ability to raise additional equity capital.

     The holders of all of the shares of Common Stock currently outstanding and the Company have agreed that for a period of 180 days after the date of this Prospectus they will not offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into Common Stock, during the 180-day period following the date of this Prospectus. However, Hambrecht & Quist, LLC, in its sole discretion, may release the shareholders from these lock-up agreements, in whole or in part, at any time without notice. Following the 180-day lock-up period, all of the restricted securities will become eligible for sale, subject to the manner of sale, volume, notice and information requirements of Rule 144 of the Securities Act. See "Risk Factors -- Shares Eligible for Future Sale."

                                  UNDERWRITING

     Subject to certain terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom Hambrecht & Quist LLC, Prudential Securities Incorporated and Robertson, Stephens & Company LLC are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company the following respective number of shares of Common
Stock:

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Hambrecht & Quist LLC.......................................
Prudential Securities Incorporated..........................
Robertson, Stephens & Company LLC...........................

                                                              ---------
     Total..................................................  3,000,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $   per share. The Underwriters may allow and such dealers may reallow
a concession not in excess of $   per share to certain other dealers. After the
initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the table above bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company's shareholders have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 180-day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities or exchangeable for or convertible into shares of Common Stock during the 180-day period following the date of this Prospectus, except that the Company may grant options pursuant to the Company's Stock Option Plan provided that, without the prior written consent of Hambrecht & Quist LLC, such options shall not be exercisable during such period.

     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation among the Company and the Representatives. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this Prospectus is subject to change as a result of market conditions and other factors.

     Certain persons participating in this offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Dykema Gossett PLLC, Bloomfield Hills, Michigan. Certain legal matters will be passed upon for the Underwriters by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

     The balance sheets as of December 31, 1996 and 1995 and the statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996 of Syntel, Inc. included in this Prospectus, have been included herein in reliance upon the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting.


     The balance sheets as of December 31, 1996 and 1995, and the statements of income, stockholders' equity and cash flows for each of the two years ended December 31, 1996 and 1995 of Syntel India included in this Prospectus, have been included herein in reliance upon the report of Rajkamal Shah & Co., Mumbai, India, independent chartered accountants, given on the authority of that firm as experts in auditing and accounting.



     The balance sheet as of December 31, 1994, and the statements of income, stockholders' equity and cash flows for the year ended December 31, 1994 of Syntel India included in this Prospectus, have been included herein upon the report of H. H. Sachde & Co., Gondal, India, independent chartered accountants, given on the authority of that firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, DC 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained at prescribed rates from the Commission's Public Reference Section at its principal office. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's World Wide Web site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                SYNTEL, INC. AND SYNTEL SOFTWARE PRIVATE LIMITED


                                                                   PAGES
                                                                -----------
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
     Basis of Presentation..................................            F-2
     Pro Forma Consolidated Balance Sheet...................            F-3
     Pro Forma Consolidated Statement of Income.............            F-4
     Notes to Pro Forma Consolidated Financial Statements...            F-5
FINANCIAL STATEMENTS
Report of Independent Accountants on the financial
  statements of Syntel, Inc. as of December 31, 1995 and
  1996 and for each of the three years in the period ended
  December 31, 1996.........................................            F-6
     Syntel, Inc. Balance Sheet as of December 31, 1995,
      1996 and March 31, 1997...............................            F-7
     Syntel, Inc. Statement of Income for the year ended
      December 31, 1994, 1995,
       1996 and for three months ended March 31, 1996 and
      1997..................................................            F-8
     Syntel, Inc. Statement of Shareholders' Equity for the
      year ended December 31, 1994, 1995, 1996 and for three
      months ended March 31, 1997...........................            F-9
     Syntel, Inc. Statement of Cash Flows for the year ended
      December 31, 1994, 1995 and 1996 and for the three
      months ended March 31, 1996 and 1997..................           F-10
     Syntel, Inc. Notes to Financial Statements.............           F-11
Report of Independent Chartered Accountants on the financial statements of Syntel Software Private Limited as of and
  for the year ended December 31, 1994......................           F-14
     Syntel Software Private Limited Balance Sheet as of
      December 31, 1994.....................................           F-15
     Syntel Software Private Limited Statement of Income for
      the year ended December 31, 1994......................           F-16
     Syntel Software Private Limited Statement of
      Stockholders' Equity for the year ended December 31,
      1994..................................................           F-17
     Syntel Software Private Limited Statement of Cash Flows
      for the year ended December 31, 1994..................           F-18
     Syntel Software Private Limited Notes Forming Part of
      Accounts..............................................           F-19
Report of Independent Chartered Accountants on the financial statements of Syntel Software Private Limited as of and
  for each of the years ended December 31, 1995 and 1996....           F-21
     Syntel Software Private Limited Balance Sheet as of
      December 31, 1995 and 1996 and March 31, 1997.........           F-22
     Syntel Software Private Limited Statement of Income for
      the year ended December 31, 1995 and 1996 and for the
      three months ended March 31, 1997.....................           F-23
     Syntel Software Private Limited Statement of
      Stockholders' Equity for the year ended December 31,
      1995 and 1996 and the three months ended March 31,
      1997..................................................           F-24
     Syntel Software Private Limited Statement of Cash Flows
      for the year ended December 31, 1995 and 1996 and for
      the three months ended March 31, 1997.................           F-25
     Syntel Software Private Limited Notes Forming Part of
      Accounts..............................................           F-26

                          SYNTEL, INC. AND SUBSIDIARY

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                             BASIS OF PRESENTATION


     The following Pro Forma Consolidated Balance Sheet as of March 31, 1997 and the Pro Forma Consolidated Statement of Income for the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1997 give effect to the issuance and sale by the Company of 3,000,000 shares of Common Stock, the application of estimated net proceeds therefrom, including the Syntel India acquisition, and the Company's conversion from an S corporation to a C corporation for U.S. federal and state income tax purposes. The acquisition of Syntel India will be a merger of interests under common control. Upon consummation of the acquisition, the historical financial statements of Syntel, Inc. will be restated in a manner similar to a pooling of interests to include the historical financial statements of Syntel India. The Pro Forma Consolidated Balance Sheet as of March 31, 1997 is presented as if the application of estimated net proceeds including the Syntel India acquisition and the conversion from an S corporation to a C corporation for U.S. federal and state income tax purposes had taken place on March 31, 1997. The Pro Forma Consolidated Statement of Income for the years ended December 31, 1994, 1995 and 1996 and three months ended March 31, 1997 presents the pro forma results of operations assuming the acquisition of Syntel India and the S corporation to C corporation conversion.


     The unaudited Pro Forma Consolidated Financial Statements have been prepared based upon the historical financial statements of Syntel, Inc. and Syntel India for the periods stated above. Such pro forma statements are presented for informational purposes only and may not be indicative of the results that would have occurred if the Syntel India acquisition and the conversion from an S corporation to a C corporation for U.S. federal and state income tax purposes had been consummated on the dates indicated, or of the operating results that may be achieved in the future. The pro forma statements should be read in conjunction with the financial statements and notes to financial statements contained elsewhere herein.

                          SYNTEL, INC. AND SUBSIDIARY

                PRO FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                 (IN THOUSANDS)

                                                               MARCH 31, 1997
                                           ------------------------------------------------------
                                                          SYNTEL                      PRO FORMA
                                           SYNTEL, INC.   INDIA    ADJUSTMENTS       CONSOLIDATED
                                           ------------   ------   -----------       ------------
Current assets:
     Cash and cash equivalents...........    $ 3,942      $1,463     $27,300(a)        $25,705
                                                                      (7,000)(d)
     Accounts receivable, net............     20,741       1,229      (1,222)(e)        20,748
     Other current assets................      4,446         391          --             4,837
                                             -------      ------     -------           -------
          Total current assets...........     29,129       3,083      19,078            51,290
Property and equipment...................      6,277       1,905          --             8,182
     Less accumulated depreciation.......      3,003         699          --             3,702
                                             -------      ------     -------           -------
          Property and equipment, net....      3,274       1,206          --             4,480
                                             -------      ------     -------           -------
                                             $32,403      $4,289     $19,078           $55,770
                                             =======      ======     =======           =======
Current liabilities:
     Accounts payable....................    $   938      $  277     $    --           $ 1,215
     Accrued payroll and related costs...      5,163          --          --             5,163
     Other accrued liabilities...........      3,286          --      (1,222)(e)         2,064
     Dividends payable...................      7,000          --          --             7,000
     Deferred revenue....................      4,728          --          --             4,728
     Income taxes payable................         --          42       1,159(b)          1,201
                                             -------      ------     -------           -------
          Total current liabilities......     21,115         319         (63)           21,371
Income taxes payable.....................         --          --       3,477(b)          3,477
                                             -------      ------     -------           -------
          Total liabilities..............     21,115         319       3,414            24,848
                                             -------      ------     -------           -------
Common stock.............................          1         160        (160)(d)             1
Additional paid-in capital...............         --          --      27,300(a)         30,921
                                                                      11,287(c)
                                                                      (3,030)(d)
                                                                      (4,636)(b)
Retained earnings........................     11,287       3,959     (11,287)(c)            --
                                                                      (3,959)(d)
Cumulative translation adjustment........         --        (149)        149(d)             --
                                             -------      ------     -------           -------
          Total shareholders' equity.....     11,288       3,970      15,664            30,922
                                             -------      ------     -------           -------
                                             $32,403      $4,289     $19,078           $55,770
                                             =======      ======     =======           =======

-------------------------
(a) Reflects the sale of shares of Common Stock by the Company and the application of the estimated net proceeds of $27.3 million therefrom.

(b) Reflects the recording of the net current and deferred tax liabilities upon termination of the Company's S corporation status.

(c) Reflects the transfer of undistributed accrual basis earnings to additional paid-in capital.


(d) Reflects the acquisition of Syntel India for $7.0 million accounted for on the carryover basis of accounting with the excess purchase price of approximately $3.0 million treated as a reduction of additional paid-in capital.


(e) Reflects the elimination of the intercompany balances between the Company and Syntel India.

                          SYNTEL, INC. AND SUBSIDIARY

             PRO FORMA CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        YEAR ENDED DECEMBER 31, 1994                   YEAR ENDED DECEMBER 31, 1995
                           ---------------------------------------------------------   ----------------------------
                                                                         PRO FORMA
                           SYNTEL, INC.   SYNTEL INDIA   ADJUSTMENTS    CONSOLIDATED   SYNTEL, INC.   SYNTEL INDIA
                           ------------   ------------   -----------    ------------   ------------   ------------
Revenues.................    $67,247         $1,503        $(1,410)(a)    $67,340        $90,326         $2,520
Cost of revenues.........     55,937            788         (1,410)(a)     55,315         71,538            996
                             -------         ------        -------        -------        -------         ------
Gross profit.............     11,310            715             --         12,025         18,788          1,524
Selling, general and
 administrative
 expenses................      8,209            394                         8,603         13,309            600
                             -------         ------        -------        -------        -------         ------
Income from
 operations..............      3,101            321                         3,422          5,479            924
Other income (expense),
 net.....................        (69)             2                           (67)           186              2
                             -------         ------        -------        -------        -------         ------
Income before income
 taxes...................      3,032            323                         3,355          5,665            926
Income taxes.............         --              1          1,151(b)       1,152            428              8
                             -------         ------        -------        -------        -------         ------
Net income...............    $ 3,032         $  322        $(1,151)       $ 2,203        $ 5,237         $  918
                             =======         ======        =======        =======        =======         ======
Net income per
 share(c)................                                                 $  0.09
                                                                          =======
Pro forma weighted
 average common shares
 outstanding.............                                                  25,380
                                                                          =======

                           YEAR ENDED DECEMBER 31, 1995
                           -----------------------------
                                             PRO FORMA
                           ADJUSTMENTS      CONSOLIDATED
                           -----------      ------------
Revenues.................    $ 2,520(a)       $90,326
Cost of revenues.........     (2,520)(a)       70,014
                             -------          -------
Gross profit.............         --           20,312
Selling, general and
 administrative
 expenses................         --           13,909
                             -------          -------
Income from
 operations..............         --            6,403
Other income (expense),
 net.....................                         188
                             -------          -------
Income before income
 taxes...................                       6,591
Income taxes.............      1,734(b)         2,170
                             -------          -------
Net income...............    $(1,734)         $ 4,421
                             =======          =======
Net income per
 share(c)................                     $  0.17
                                              =======
Pro forma weighted
 average common shares
 outstanding.............                      25,710
                                              =======


                                         YEAR ENDED DECEMBER 31, 1996
                           ---------------------------------------------------------
                                                                         PRO FORMA
                           SYNTEL, INC.   SYNTEL INDIA   ADJUSTMENTS    CONSOLIDATED
                           ------------   ------------   -----------    ------------
Revenues.................    $92,237         $4,159        $(4,066)(a)    $92,330
Cost of revenues.........     69,783          1,366         (4,066)(a)     67,083
                             -------         ------        -------        -------
Gross profit.............     22,454          2,793                        25,247
Selling, general and
 administrative
 expenses................     18,261          1,010                        19,271
                             -------         ------        -------        -------
Income from
 operations..............      4,193          1,783                         5,976
Other income (expense),
 net.....................        299           (150)            --            149
                             -------         ------        -------        -------
Income before income
 taxes...................      4,492          1,633                         6,125
Income taxes.............        321             29          1,396(b)       1,746
                             -------         ------        -------        -------
Net income...............    $ 4,171         $1,604        $(1,396)       $ 4,379
                             =======         ======        =======        =======
Net income per
 share(c)................                                                 $  0.17
                                                                          =======
Pro forma weighted
 average common shares
 outstanding.............                                                  25,820
                                                                          =======

                                        THREE MONTHS ENDED MARCH 31, 1997
                           -----------------------------------------------------------
                                                                           PRO FORMA
                           SYNTEL, INC.   SYNTEL INDIA   ADJUSTMENTS      CONSOLIDATED
                           ------------   ------------   -----------      ------------
Revenues.................    $26,262         $1,505        $(1,473)(a)      $26,294
Cost of revenues.........     19,894            471         (1,473)(a)       18,892
                             -------         ------        -------          -------
Gross profit.............      6,368          1,034                           7,402
Selling, general and
 administrative
 expenses................      5,060            335                           5,395
                             -------         ------        -------          -------
Income from
 operations..............      1,308            699                           2,007
Other income (expense),
 net.....................         75             46             --              121
                             -------         ------        -------          -------
Income before income
 taxes...................      1,383            745                           2,128
Income taxes.............         --             12            529(b)           541
                             -------         ------        -------          -------
Net income...............    $ 1,383         $  733        $  (529)         $ 1,587
                             =======         ======        =======          =======
Net income per
 share(c)................                                                   $  0.06
                                                                            =======
Pro forma weighted
 average common shares
 outstanding.............                                                    25,820
                                                                            =======

                          SYNTEL, INC. AND SUBSIDIARY


              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


(a) Reflects the elimination of the intercompany transactions between the Company and Syntel India.


(b) Reflects the provision for federal and state income taxes at the effective income tax rate as if the Company had been taxed as a C corporation.


     The tax provision was computed as follows:


                                                                                           THREE MONTHS
                                               YEAR ENDED     YEAR ENDED     YEAR ENDED       ENDED
                                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                  1994           1995           1996           1997
                                              ------------   ------------   ------------   ------------
     Statutory U.S. federal income tax
       rate.................................      34.0%          34.0%          34.0%          34.0%
     State income taxes, net of federal tax
       benefit..............................       2.5            3.2            2.7            2.4
     Tax rate impact from foreign earnings,
       exempt from foreign taxes............      (3.4)          (4.7)          (8.6)         (11.3)
     Other..................................       1.2            0.4            0.4            0.3
                                                  ----           ----           ----          -----
                                                  34.3%          32.9%          28.5%          25.4%
                                                  ====           ====           ====          =====



(c) Earnings per share are based on weighted average common shares outstanding. The impact on earnings per share of unexercised stock options using the treasury stock method did not have a material dilutive effect. Therefore, the assumed additional shares outstanding have not been included in the weighted average common shares outstanding. Pro forma weighted average common shares outstanding is computed as follows:



                               FOR 1996                              (IN THOUSANDS)
     Common shares outstanding...................................        22,000
     Common shares issued with offering..........................         3,000
     Additional shares assumed outstanding due to the planned
       1997 distributions of $14 million (including $7.0 million
       for the acquisition of Syntel India) in excess of 1996
       earnings of the Company and Syntel India of $5.8 million.
       These additional shares represent a net $8.2 million
       divided by an assumed initial offering price per share of
       $10.00....................................................           820
                                                                         ------
     Weighted average common shares outstanding for 1996.........        25,820

                               FOR 1995

     Less effect of earnings of $1.1 million in 1995 in excess of
       distributions of $5 million paid in 1996..................          (110)
                                                                         ------
     Weighted average common shares outstanding for 1995.........        25,710

                               FOR 1994

     Less effect of earnings of $3.3 million (no distributions
       paid).....................................................          (330)
                                                                         ------
     Weighted average common shares outstanding for 1994.........        25,380
                                                                         ======

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Syntel, Inc.:

     We have audited the accompanying balance sheet of Syntel, Inc. as of December 31, 1996 and 1995, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Syntel, Inc. as of December 31, 1996 and 1995, and the results of its operations and cash flows for the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND, L.L.P.

Detroit, Michigan
February 28, 1997

                                  SYNTEL, INC.

                                 BALANCE SHEET


                                                              DECEMBER 31,
                                                        -------------------------     MARCH 31,
                                                           1995          1996           1997
                                                        -----------   -----------    -----------
                                                                                     (UNAUDITED)
                        ASSETS
Current assets:
     Cash and cash equivalents........................  $ 7,681,748   $ 5,277,388    $ 3,942,024
     Accounts receivable, net.........................   16,838,704    20,588,748     20,741,395
     Advance billings.................................           --            --      3,370,334
     Employee and other advances......................      316,614       332,236        982,211
     Deposits.........................................       90,812        90,101         93,560
                                                        -----------   -----------    -----------
          Total current assets........................   24,927,878    26,288,473     29,129,524
Property and equipment................................    4,413,299     6,001,087      6,276,614
     Less accumulated depreciation....................    1,463,390     2,640,313      3,002,676
                                                        -----------   -----------    -----------
          Property and equipment, net.................    2,949,909     3,360,774      3,273,938
                                                        -----------   -----------    -----------
                                                        $27,877,787   $29,649,247    $32,403,462
                                                        ===========   ===========    ===========
                     LIABILITIES
Current liabilities:
     Accounts payable.................................  $ 1,084,574   $ 1,140,510    $   938,004
     Accrued payroll and related costs................    7,698,352     8,019,218      5,162,630
     Other accrued liabilities........................    1,360,524     2,127,779      2,064,163
     Payable to affiliate.............................           --       179,695      1,222,242
     Dividends payable................................           --     7,000,000      7,000,000
     Deferred revenue.................................           --     1,276,910      4,728,712
                                                        -----------   -----------    -----------
          Total current liabilities...................   10,143,450    19,744,112     21,115,751
                 SHAREHOLDERS' EQUITY
Common stock, no par value per share, 40 million
  shares authorized, 22 million shares issued and
  outstanding.........................................        1,000         1,000          1,000
Retained earnings.....................................   17,733,337     9,904,135     11,286,711
                                                        -----------   -----------    -----------
          Total shareholders' equity..................   17,734,337     9,905,135     11,287,711
                                                        -----------   -----------    -----------
                                                        $27,877,787   $29,649,247    $32,403,462
                                                        ===========   ===========    ===========


    The accompanying notes are an integral part of the financial statements.

                                  SYNTEL, INC.

                              STATEMENT OF INCOME


                                                                                  THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                     MARCH 31,
                                 -----------------------------------------    --------------------------
                                    1994           1995           1996           1996           1997
                                 -----------    -----------    -----------    -----------    -----------
                                                                                     (UNAUDITED)
Revenues.......................  $67,247,016    $90,325,724    $92,236,968    $21,861,696    $26,262,190
Cost of revenues...............   55,936,542     71,537,550     69,783,193     16,746,014     19,893,773
                                 -----------    -----------    -----------    -----------    -----------
Gross profit...................   11,310,474     18,788,174     22,453,775      5,115,682      6,368,417
Selling, general and
  administrative expenses......    8,209,000     13,309,366     18,260,622      4,075,240      5,060,488
                                 -----------    -----------    -----------    -----------    -----------
Income from operations.........    3,101,474      5,478,808      4,193,153      1,040,442      1,307,929
Other income (expense), net....      (68,966)       186,286        299,122        124,029         74,647
                                 -----------    -----------    -----------    -----------    -----------
Income before income taxes.....    3,032,508      5,665,094      4,492,275      1,164,471      1,382,576
State income taxes.............           --        427,877        321,477             --             --
                                 -----------    -----------    -----------    -----------    -----------
     Net income................  $ 3,032,508    $ 5,237,217    $ 4,170,798    $ 1,164,471    $ 1,382,576
                                 ===========    ===========    ===========    ===========    ===========
Pro forma income data
(unaudited)(1):
Income before income taxes.....  $ 3,032,508    $ 5,665,094    $ 4,492,275    $ 1,164,471    $ 1,382,576
Pro forma income taxes.........    1,151,000      2,162,000      1,717,000        445,000        529,000
                                 -----------    -----------    -----------    -----------    -----------
  Pro forma net income.........  $ 1,881,508    $ 3,503,094    $ 2,775,275    $   719,471    $   853,576
                                 ===========    ===========    ===========    ===========    ===========
Pro forma net income per
  share........................  $      0.09    $      0.16    $      0.13    $      0.03    $      0.04
                                 ===========    ===========    ===========    ===========    ===========
Pro forma weighted average
  common shares
  outstanding(2)...............   22,000,000     22,000,000     22,000,000     22,000,000     22,000,000
                                 ===========    ===========    ===========    ===========    ===========


-------------------------
(1) Presentation as if the Company was a C corporation during the periods presented.


(2) The impact of unexercised stock options did not have a material dilutive effect.


    The accompanying notes are an integral part of the financial statements.

                                  SYNTEL, INC.

                       STATEMENT OF SHAREHOLDERS' EQUITY
              FOR THE YEAR ENDED DECEMBER 31, 1994, 1995 AND 1996
                   AND FOR THREE MONTHS ENDED MARCH 31, 1997


                                                 COMMON STOCK
                                              -------------------    RETAINED     SHAREHOLDERS'
                                               SHARES*     AMOUNT    EARNINGS        EQUITY
                                              ----------   ------   -----------   -------------
Balance, January 1, 1994....................  22,000,000   $1,000   $ 9,463,612    $ 9,464,612
Net income..................................          --      --      3,032,508      3,032,508
                                              ----------   ------   -----------    -----------
Balance, December 31, 1994..................  22,000,000   1,000     12,496,120     12,497,120
Net income..................................          --      --      5,237,217      5,237,217
                                              ----------   ------   -----------    -----------
Balance, December 31, 1995..................  22,000,000   1,000     17,733,337     17,734,337
Net income..................................          --      --      4,170,798      4,170,798
Dividends declared..........................          --      --     12,000,000     12,000,000
                                              ----------   ------   -----------    -----------
Balance, December 31, 1996..................  22,000,000   1,000      9,904,135      9,905,135
                                              ----------   ------   -----------    -----------
Net income for three months ended March 31,
  1997 (unaudited)..........................          --      --      1,382,576      1,382,576
                                              ----------   ------   -----------    -----------
Balance, March 31, 1997 (unaudited).........  22,000,000   $1,000   $11,286,711    $11,287,711
                                              ==========   ======   ===========    ===========


------------------------------

* Gives effect to a 22,000-for-one stock split, approved by the Board of Directors in 1997.


    The accompanying notes are an integral part of the financial statements.

                                  SYNTEL, INC.

                            STATEMENT OF CASH FLOWS

                                                                                          THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                   MARCH 31,
                                             ---------------------------------------   -------------------------
                                                1994          1995          1996          1996          1997
                                             -----------   -----------   -----------   -----------   -----------
                                                                                              (UNAUDITED)
Cash flows from operating activities:
    Net income............................   $ 3,032,508   $ 5,237,217   $ 4,170,798   $ 1,164,471   $ 1,382,576
                                             -----------   -----------   -----------   -----------   -----------
    Adjustments to reconcile net income to
      net cash provided by operating
      activities:
         Depreciation.....................       231,524       904,084     1,176,923       266,052       362,363
         Changes in assets and
           liabilities:
             Accounts receivable, net.....    (5,518,029)    3,338,475    (3,750,044)    1,804,182      (829,427)
             Advance billings.............            --            --            --            --    (3,370,334)
             Employee and other
               advances...................      (414,271)      658,041       (15,622)     (109,727)       26,805
             Deposits.....................      (167,499)       88,332           711       (37,573)       (3,459)
             Accounts payable.............     1,310,076      (621,930)       55,936      (460,123)     (202,506)
             Accrued payroll and related
               costs......................     2,631,099       425,093       320,866    (1,484,618)   (2,886,956)
             Deferred revenue.............      (766,856)       30,000     1,276,910        46,442     3,451,802
             Other accrued liabilities....        68,952       957,449       946,950       934,640     1,009,299
                                             -----------   -----------   -----------   -----------   -----------
         Net cash provided by operating
           activities.....................       407,504    11,016,761     4,183,428     2,123,746    (1,059,837)
Cash flows used in investing activities,
  property and equipment expenditures.....      (574,168)   (2,995,013)   (1,587,788)     (148,241)     (275,527)
                                             -----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
    Net payments on bank line of credit...       (60,000)     (340,000)           --            --            --
    Dividend payments.....................            --            --    (5,000,000)           --            --
                                             -----------   -----------   -----------   -----------   -----------
         Net cash used in financing
           activities.....................       (60,000)     (340,000)   (5,000,000)           --            --
                                             -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents.............................      (226,664)    7,681,748    (2,404,360)    1,975,505    (1,335,364)
Cash and cash equivalents, beginning of
  year....................................       226,664            --     7,681,748     7,681,748     5,277,388
                                             -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents, end of year....            --   $ 7,681,748   $ 5,277,388   $ 9,657,253   $ 3,942,024
                                             ===========   ===========   ===========   ===========   ===========

Cash paid during the year for interest....   $    69,918   $    37,784   $       928            --            --
                                             ===========   ===========   ===========   ===========   ===========
Cash paid during the year for income
  taxes...................................            --            --   $   723,003            --            --
                                             ===========   ===========   ===========   ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                                  SYNTEL, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. BUSINESS:


     Syntel, Inc. (the "Company") provides professional information technology staffing and outsourcing services. The Company provides services to customers principally throughout the United States primarily in the financial, manufacturing, transportation, retail and information/communications industries, as well as to government entities. While contracts with customers are generally terminable by the customer without penalty, the Company's largest customer is currently under contract. In addition, the Company has a history of repeat business among its customer base.



     During the year ended December 31, 1994, 1995 and 1996, there were sales to two major customers that exceeded 10 percent of total revenues. Sales to these customers approximated: 1994 Customer A, $12,018,000 (17.9 percent), Customer B, $14,202,000 (21.1 percent); 1995 Customer A, $34,084,000 (37.7 percent),
Customer B, $12,455,000 (13.8 percent) and 1996 Customer A, $30,980,000 (33.6 percent), Customer B, $10,757,000 (11.7 percent). Receivables arising from these sales are not collateralized. At December 31, 1995 and 1996, approximately 31 and 30 percent of accounts receivable, net were from these two customers, respectively. Although the Company does not currently foresee a credit risk associated with these receivables, credit risk is affected by conditions or occurences within the economy and the specific industries in which these customers operate. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Although the Company does not anticipate the loss of any significant customer or engagement, any such loss could have a material adverse affect on the Company's business, operating results and financial condition.


2. SUMMARY OF CERTAIN SIGNIFICANT ACCOUNTING POLICIES:

     a. Interim Financial Information: The unaudited interim financial statements as of March 31, 1997 and 1996 and for each of the three months then ended include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's financial position, results of operations, and cash flows. Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997.

     b. Revenue Recognition: The Company recognizes revenues from time and material contracts as services are rendered and costs are incurred.

     Revenues from fixed-price contracts are recognized on the percentage-of-completion method, measured by the percentage of cost incurred to date to the estimated total cost at completion. The cumulative impact of any revision in estimates of the percentage complete or losses on contracts is reflected in the year in which the changes become known.

     c. Cash and Cash Equivalents: For the purpose of reporting cash and cash equivalents, the Company considers all liquid investments purchased with a maturity of three months or less to be cash equivalents.

     d. Financial Instruments: The carrying amount of cash equivalents, trade receivables, trade payables and line-of-credit borrowings approximate fair value because of the short-term nature of these instruments.

     e. Property and Equipment: Property and equipment are stated at cost. Maintenance and repairs are charged to expense when incurred. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets ranging from three to five years.

     Upon sale or retirement, the cost of assets and related accumulated depreciation is eliminated from the respective accounts, and the resulting gain or loss is included in operations.

                                  SYNTEL, INC.

2. SUMMARY OF CERTAIN SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED):
     f. Income Taxes: In January 1990 the Company elected to be taxed as an S Corporation under Section 1361 of the Internal Revenue Code. Accordingly, federal and certain state income taxes are not reflected in the financial statements since the tax attributes of the Company flow directly to the shareholders and are included in their individual tax returns.

     g. Estimates: Use of estimates, as determined by management, are required in the preparation of financial statements in conformity with generally accepted accounting principles. Actual results could differ from estimates.

3. PROPERTY AND EQUIPMENT:

     Cost of property and equipment at December 31, 1995 and 1996 is summarized as follows:

                                                                 1995         1996
                                                              ----------   ----------
Computer equipment and software.............................  $2,613,672   $3,508,776
Furniture and equipment.....................................   1,718,814    2,462,341
Leasehold improvements......................................      80,813       29,970
                                                              ----------   ----------
                                                               4,413,299    6,001,087
Accumulated depreciation....................................   1,463,390    2,640,313
                                                              ----------   ----------
                                                              $2,949,909   $3,360,774
                                                              ==========   ==========

4. LINE OF CREDIT:

     The Company has a line of credit with a bank which will expire August 31, 1997 which provides for borrowings up to the lesser of $20,000,000 or 80 percent of certain accounts receivable. Borrowings under the line of credit are collateralized by accounts receivable. Interest is computed on the basis of the Company's option at (i) the Eurodollar Rate plus the applicable Eurodollar Margin, (ii) the bank's prime rate or (iii) a negotiated rate, as defined. The Company also has a line of credit with a bank which will expire August 31, 1997 which provides for borrowings up to $10,000,000 to finance acquisitions.

5. LEASES:

     The Company leases certain facilities and equipment under operating leases. Current operating lease obligations are expected to be renewed or replaced upon expiration. Future minimum payments under noncancelable leases as of December 31, 1996 are as follows:

1997........................................................  $1,571,567
1998........................................................   1,541,580
1999........................................................     851,112
2000........................................................     539,440
2001........................................................     445,118
                                                              ----------
                                                              $4,948,817
                                                              ==========

     Total rent expense charged to operations amounted to approximately $385,000, $1,207,000 and $1,342,000 for the year ended December 31, 1994, 1995 and 1996, respectively.

6. RELATED PARTY:


     The Company purchases services from Syntel Software Private Limited ("Syntel India"), an affiliated company through common ownership located in Mumbai, India. The Company purchased approximately $1,410,000, $2,674,000, $4,066,000 of services from Syntel India for the year ended December 31, 1994, 1995 and 1996, respectively. The amounts payable to this affiliate at December 31,

                                  SYNTEL, INC.

6. RELATED PARTY: -- (CONTINUED):

1996 and March 31, 1997 were $179,695 and $1,222,242 (unaudited), respectively. There were no amounts due to the affiliate at December 31, 1995.


7. SUBSEQUENT EVENTS (UNAUDITED):

     The Company is in the process of preparing an initial public offering registration statement for the purpose of selling common stock securities.

     In connection with the offering, related transactions will include the acquisition of Syntel India, adoption of incentive stock plans (which will be accounted for in accordance with APB No. 25 with appropriate disclosures being made in accordance with SFAS No. 123) and the termination of the Company's S corporation status.

HONEY SACHDE                                                 H.H. SACHDE & CO.
B. Com., A.C.A.                                              CHARTERED ACCOUNTANTS
------------------------------------------------------------ c/o Vishnji Hamraj Kanji
                                                             Opp. Chordi Gate
                                                             GONDAL - 360 311
                                                             Phone (O) : 49    (R) : 946



REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors of Syntel Software Private Limited:



     We have audited the accompanying balance sheet of Syntel Software Private Limited as on December 31, 1994 and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.



     We conducted our audit in accordance with generally accepted auditing standards applicable in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Syntel Software Private Limited as on December 31, 1994 and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles applicable in the United States.



For H.H. Sachde & Co.



H.H. Sachde


Proprietor,



Gondal, India


July 14, 1997

                        SYNTEL SOFTWARE PRIVATE LIMITED



                                 BALANCE SHEET


                               (IN U.S. DOLLARS)



                                                                DECEMBER 31,
                                                                    1994
                                                                ------------
                           ASSETS
Current assets:
     Cash and cash equivalents..............................      $163,161
     Accounts receivable....................................        90,321
     Employee and other advances............................       122,554
     Deposits and interest accrued..........................        18,439
                                                                  --------
       Total current assets.................................       394,475
Property and equipment:                                            674,760
     Less accumulated depreciation..........................       171,295
                                                                  --------
       Property and equipment, net..........................       503,465
                                                                  --------
                                                                  $897,940
                                                                  ========
                        LIABILITIES
Current liabilities:
     Accounts payable.......................................      $ 32,948
     Accrued income tax.....................................           642
                                                                  --------
       Total current liabilities............................        33,590
                    STOCKHOLDERS' EQUITY
Common stock, 500,000 shares issued, subscribed and paid
  up........................................................       160,411
Retained earnings...........................................       703,939
                                                                  --------
     Total stockholders' equity.............................       864,350
                                                                  --------
                                                                  $897,940
                                                                  ========



    The accompanying notes are an integral part of the financial statements.

                        SYNTEL SOFTWARE PRIVATE LIMITED



                              STATEMENT OF INCOME


                               (IN U.S. DOLLARS)



                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1994
                                                              ------------
Revenues....................................................   $1,502,614
Cost of revenues............................................      787,489
                                                               ----------
Gross profit................................................      715,125
Selling, general and administrative expenses................      394,035
                                                               ----------
Income from operations......................................      321,090
  Other income (expense)
     Interest income........................................        3,232
     Miscellaneous income (expense).........................       (1,826)
     Income tax expenses....................................         (640)
                                                               ----------
     Net income.............................................   $  321,856
                                                               ==========



    The accompanying notes are an integral part of the financial statements.

                        SYNTEL SOFTWARE PRIVATE LIMITED



                       STATEMENT OF STOCKHOLDERS' EQUITY


                               (IN U.S. DOLLARS)



                                                                       YEAR ENDED
                                                                   DECEMBER 31, 1994
                                                    ------------------------------------------------
                                                       COMMON STOCK
                                                    -------------------    RETAINED    STOCKHOLDERS'
                                                    SHARES      AMOUNT     EARNINGS       EQUITY
                                                    -------    --------    --------    -------------
Balance, January 1, 1994........................    500,000    $160,411    $382,083      $542,494
Net income......................................         --          --     321,856       321,856
                                                    -------    --------    --------      --------
Balance, December 31, 1994......................    500,000    $160,411    $703,939      $864,350
                                                    =======    ========    ========      ========



    The accompanying notes are an integral part of the financial statements.

                        SYNTEL SOFTWARE PRIVATE LIMITED



                            STATEMENT OF CASH FLOWS



                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                     1994
                                                              ------------------
Cash flows from operating activities:
     Net income.............................................      $ 321,856
     Adjustments to reconcile net income to net cash
      provided by operating activities:
          Depreciation charges, net.........................        123,610
          Changes in assets and liabilities:
               Accounts receivable..........................        (90,321)
               Employee and other advances, net.............        (52,433)
               Deposits and interest accrued................         (5,533)
               Accounts payable.............................          7,561
               Accrued income tax...........................            642
                                                                  ---------
Net cash provided by operating activities:..................        305,382
Cash flow used in investing activities, purchases of
  property and equipment....................................       (185,709)
                                                                  ---------
Net increase in cash........................................        119,673
Cash and cash equivalents, beginning of year................         43,488
                                                                  ---------
Cash and cash equivalents, end of year......................      $ 163,161
                                                                  =========



    The accompanying notes are an integral part of the financial statements.

                        SYNTEL SOFTWARE PRIVATE LIMITED



             NOTES FORMING PART OF ACCOUNTS AS ON DECEMBER 31, 1994



1. BUSINESS:



     Syntel Software Private Limited ("Syntel India") is engaged in the business of software development, maintenance, support, conversion and consultancy services. Substantially all of the revenues of Syntel India are attributable to Syntel, Inc., an affiliated company through common ownership.



2. SUMMARY OF CERTAIN SIGNIFICANT ACCOUNTING POLICIES:



     a. Provision for Income tax is made considering the deductions available to Syntel India under Section 80 HHE of the Indian Income Tax Act 1961 in respect of its export turnover and other relevant provisions of the Act.



     b. Revenue from software exports is recognized based on contractual obligations and as services are rendered and approved by customers.



     c. Depreciation is charged to revenue using straight line method over estimated useful life of the assets as follows.



          - Computer Equipment and Software -- 3 years



          - Furniture and Fixture -- 7 years



          - Transport Equipment -- 3 years



          - Leasehold Improvements comprise capital expenditure on renovating leasehold premises, and are amortized proportionately over extended leasehold option period which is 10 years.



     d. Property and equipments are stated at cost and do not include equipment received from Syntel, Inc. for execution of projects on no charge basis which amounted to US $214,248 as on December 31, 1994. Upon sale or retirement, the cost of assets and related accumulated depreciation is eliminated from the respective accounts, and resulting gain or loss is included in general expenses.



     e. Income from software exports is accounted at exchange rate at which remittances are received.



     f. For the purpose of translation from functional currency (Indian Rupees) to reporting currency the weighted average rate is used for translating revenues and expenses and the year end rate is used for translating assets and liabilities. The common stock and retained earnings are translated at historical rates.



3. PROPERTY AND EQUIPMENT:



     Cost of property and equipment at December 31, 1994 is summarized as follows:



                                                                1994
                                                                US$
                                                              --------
Computer equipment and software.............................  $146,997
Furniture and fixture and other equipment...................   333,192
Leasehold improvements......................................   175,429
Transport equipment.........................................    19,142
                                                              --------
Total.......................................................   674,760
Accumulated depreciation....................................   171,295
                                                              --------
Balance.....................................................  $503,465
                                                              ========

                        SYNTEL SOFTWARE PRIVATE LIMITED



     NOTES FORMING PART OF ACCOUNTS AS ON DECEMBER 31, 1994 -- (CONTINUED)



4. RELATED PARTY TRANSACTIONS:



     Syntel India exports software to Syntel, Inc., an affiliated company through common ownership. The software exports to Syntel, Inc. for the year ended December 31, 1994 amounted to US$1,410,000.



5. LEASES:



     Syntel India has acquired premises measuring 1,919 square metres on leases for a period of five years each, which are expected to be renewed upon expiration, for further period of five years. Lease rental expenses charged to operations amount to US$10,120 for the year ended December 31, 1994. The dates of expiry of present leases are as follows.



UNIT NO.  AREA SQUARE METRES   LEASE EXPIRY DATES
--------  ------------------   ------------------
     76A         320            October 14, 1997
     76B         320           December 31, 1997
      69         751           September 8, 1998
      96         528           September 30, 1998



6. RETIREMENT BENEFITS:



     During the year 1994 provident fund and other retirement benefits were not applicable for Syntel India.

RAJKAMAL R. SHAH                                             RAJKAMAL SHAH & CO.
B. Com. (Hons.) LL.B., F.C.A.                                CHARTERED ACCOUNTANTS
------------------------------------------------------------ 311 BHAVESHWAR MARKET,
                                                             M. G. ROAD GHATKOPAR (EAST),
                                                             BOMBAY-400 077,
                                                             Tel.: 512 72 56
                                                             Tel./Fax: 514 37 28

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Syntel Software Private Limited:


     We have audited the accompanying balance sheet of Syntel Software Private Limited as on December 31, 1996 and 1995 and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.



     We conducted our audit in accordance with generally accepted auditing standards applicable in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Syntel Software Private Limited as on December 31, 1996 and 1995 and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles applicable in the United States.


For Rajkamal Shah & Co.

Rajkamal Shah
Proprietor,

Mumbai, India
March 20, 1997

                        SYNTEL SOFTWARE PRIVATE LIMITED

                                 BALANCE SHEET
                               (IN U.S. DOLLARS)


                                                      DECEMBER 31,    DECEMBER 31,     MARCH 31,
                                                          1995            1996           1997
                                                      ------------    ------------    -----------
                                                                                      (UNAUDITED)
                      ASSETS
Current assets:
     Cash and cash equivalents.....................    $  857,015      $2,055,193      $1,462,883
     Accounts receivable...........................            --         343,038       1,228,665
     Employee and other advances...................       158,620         165,084         224,626
     Deposits and interest accrued.................        18,909          17,893         166,565
                                                       ----------      ----------      ----------
       Total current assets........................     1,034,544       2,581,208       3,082,739
Property and equipment:                                 1,000,053       1,549,771       1,905,387
     Less accumulated depreciation.................       342,989         607,579         699,137
                                                       ----------      ----------      ----------
       Property and equipment, net.................       657,064         942,192       1,206,250
                                                       ----------      ----------      ----------
                                                       $1,691,608      $3,523,400      $4,288,989
                                                       ==========      ==========      ==========
                    LIABILITIES
Current liabilities:
     Accounts payable..............................    $   49,653      $  242,715      $  277,254
     Accrued income tax............................         1,482          30,960          42,026
     Advance from customer.........................         5,472           9,771              --
                                                       ----------      ----------      ----------
       Total current liabilities...................        56,607         283,446         319,280
               STOCKHOLDERS' EQUITY
Common stock, 500,000 shares issued, subscribed and
  paid up..........................................       160,411         160,411         160,411
Retained earnings..................................     1,621,683       3,225,928       3,959,275
Accumulated translation adjustments................      (147,093)       (146,385)       (149,977)
                                                       ----------      ----------      ----------
     Total stockholders' equity....................     1,635,001       3,239,954       3,969,709
                                                       ----------      ----------      ----------
                                                       $1,691,608      $3,523,400      $4,288,989
                                                       ==========      ==========      ==========


    The accompanying notes are an integral part of the financial statements.

                        SYNTEL SOFTWARE PRIVATE LIMITED

                              STATEMENT OF INCOME
                               (IN U.S. DOLLARS)


                                      YEAR ENDED          YEAR ENDED       THREE MONTHS ENDED
                                   DECEMBER 31, 1995   DECEMBER 31, 1996     MARCH 31, 1997
                                   -----------------   -----------------   ------------------
                                                                              (UNAUDITED)
Revenues.........................     $2,519,852          $4,158,719           $1,505,144
Cost of revenues.................        996,422           1,366,191              470,587
                                      ----------          ----------           ----------
Gross profit.....................      1,523,430           2,792,528            1,034,557
Selling, general and
  administrative expenses........        599,992           1,010,078              335,429
                                      ----------          ----------           ----------
Income from operations...........        923,438           1,782,450              699,128
Other income (expense):
     Interest income.............          3,628              71,200               23,403
     Miscellaneous income
       (expense).................         (1,658)             (2,836)              22,433
     Income tax expense..........         (7,664)            (28,888)             (11,617)
     Provision for doubtful
       loan......................             --            (217,681)                  --
                                      ----------          ----------           ----------
     Net income..................     $  917,744          $1,604,245           $  733,347
                                      ==========          ==========           ==========


    The accompanying notes are an integral part of the financial statements.

                        SYNTEL SOFTWARE PRIVATE LIMITED

                       STATEMENT OF STOCKHOLDERS' EQUITY
                               (IN U.S. DOLLARS)


                                                      COMMON STOCK
                                                 ----------------------     RETAINED     STOCKHOLDERS'
                                                   SHARES       AMOUNT      EARNINGS        EQUITY
                                                 ----------    --------    ----------    -------------
Balance, January 1, 1995.....................    500,000.00    $160,411    $  703,939     $  864,350
Net income...................................                                 917,744        917,744
Translation adjustments......................                                (147,093)      (147,093)
Balance, December 31, 1995...................       500,000     160,411     1,474,590      1,635,001
Net income...................................            --          --     1,604,245      1,604,245
Translation adjustments......................            --          --           708            708
                                                 ----------    --------    ----------     ----------
Balance, December 31, 1996...................       500,000    $160,411    $3,079,543     $3,239,954
                                                 ==========    ========    ==========     ==========
Net income for three months ended March 31,
  1997.......................................            --          --    $  733,347     $  733,347
Translation adjustments......................            --          --        (3,592)        (3,592)
                                                 ----------    --------    ----------     ----------
Balance, March 31, 1997 (unaudited)..........       500,000    $160,411    $3,809,298     $3,969,709
                                                 ==========    ========    ==========     ==========


    The accompanying notes are an integral part of the financial statements.

                        SYNTEL SOFTWARE PRIVATE LIMITED

                            STATEMENT OF CASH FLOWS
                               (IN U.S. DOLLARS)


                                                                              THREE MONTHS
                                                 YEAR ENDED     YEAR ENDED       ENDED
                                                DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                    1995           1996           1997
                                                ------------   ------------   ------------
                                                                              (UNAUDITED)
Cash flows from operating activities:
     Net income...............................   $  917,744     $1,604,245     $  733,347
     Adjustments to reconcile net income to
       net cash provided by operating
       activities:
          Depreciation charges, net...........      171,694        264,590         91,558
          Changes in assets and liabilities:
               Accounts receivable............       90,321       (343,038)      (885,627)
               Employee and other advances,
                 net..........................      (36,066)        (6,464)       (59,542)
               Deposits and interest
                 accrued......................         (470)         1,016       (148,672)
               Accounts payable...............       16,705        193,062         34,539
               Accrued income tax.............          840         29,478         11,066
               Advance from customer..........        5,472          4,299         (9,771)
Translation adjustment........................     (147,093)           708         (3,592)
                                                 ----------     ----------     ----------
Net cash provided by operating activities:....    1,019,147      1,747,896       (236,694)
Cash flow used in investing activities,
  purchases of property and equipment.........     (325,293)      (549,718)      (355,616)
                                                 ----------     ----------     ----------
Net increase in cash..........................      693,854      1,198,178       (592,310)
Cash and cash equivalents, beginning of
  year........................................      163,161        857,015      2,055,193
                                                 ----------     ----------     ----------
Cash and cash equivalents, end of period......   $  857,015     $2,055,193     $1,462,883
                                                 ==========     ==========     ==========


    The accompanying notes are an integral part of the financial statements.

                        SYNTEL SOFTWARE PRIVATE LIMITED

             NOTES FORMING PART OF ACCOUNTS AS ON DECEMBER 31, 1996

1. BUSINESS:


     Syntel Software Private Limited ("Syntel India") is engaged in the business of software development, maintenance, support, conversion and consultancy services. Substantially all of the revenues of Syntel India are attributable to Syntel, Inc., an affiliated company through common ownership.


2. SUMMARY OF CERTAIN SIGNIFICANT ACCOUNTING POLICIES:

     a. The unaudited interim financial statements as of March 31, 1997 and 1996 and for each of the three months then ended include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly Syntel India's financial position, results of operations, and cash flows. Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997.

     b. Syntel India's software development center is located in a free trade zone in India. Syntel India is, therefore, entitled to claim tax holiday for a period of five years from April 1, 1995 through March 31, 2000, in respect of its export profits. Income Tax expenses in respect of income from non-export activities is accounted as per Indian Income Tax Laws.

     c. Revenue from software exports is recognized based on contractual obligations and as services are rendered and approved by customers.

     d. Depreciation is charged to revenue using straight line method over estimated useful life of the assets as follows.

          - Computer Equipment and Software -- 3 years

          - Furniture and Fixture -- 7 years

          - Transport Equipment -- 3 years

          - Leasehold Improvement comprise capital expenditure on renovating leasehold premises, and are amortized proportionately over extended leasehold option period which is 10 years.


     e. Property and equipments are stated at cost and do not include equipment received from Syntel, Inc. for execution of projects on no charge basis which amounted to US$315,536 as on December 31, 1996 and US$216,233 as on December 31, 1995. Upon sale or retirement, the cost of assets and related accumulated depreciation is eliminated from the respective accounts, and resulting gain or loss is included in general expenses.


     f. Income from software exports is accounted at exchange rate at which remittances are received.


     g. For the purpose of translation from functional currency (Indian Rupees) to reporting currency the weighted average rate is used for translating revenues and expenses and the year end rate is used for translating assets and liabilities. The common stock and retained earnings are translated at historical rates.

                        SYNTEL SOFTWARE PRIVATE LIMITED

3. PROPERTY AND EQUIPMENT:


     Cost of property and equipment at December 31, 1995 and 1996 is summarized as follows:



                                                                 1995         1996
                                                              ----------   ----------
                                                                 US$          US$
                                                              ----------   ----------
Computer equipment and software.............................  $  304,649   $  574,268
Furniture and fixture and other equipment...................     496,284      667,463
Leasehold improvement.......................................     182,306      269,610
Transport equipment.........................................      16,814       38,430
                                                              ----------   ----------
Total.......................................................   1,000,053    1,549,771
Accumulated depreciation....................................     342,989      607,579
                                                              ----------   ----------
Balance.....................................................  $  657,064   $  942,192
                                                              ==========   ==========


4. RELATED PARTY TRANSACTIONS:


     Syntel India exports software to Syntel, Inc., an affiliated company through common ownership. The software exports to Syntel, Inc. for the year ended December 31, 1996 and 1995 amounted to US$4,065,514 and US$2,519,852, respectively. The net amounts receivable from Syntel, Inc. in respect of software exports were US$179,695 and US$1,222,242 (unaudited) as on December 31, 1996 and March 31, 1997, respectively.


5. LEASES:


     Syntel India has acquired premises measuring 1,919 square metres on leases for a period of five years each, which are expected to be renewed upon expiration, for further period of five years. Lease rental expenses charged to operations amount to US$16,636 and US$11,993 for the year ended December 31, 1996 and 1995, respectively. The dates of expiry of present leases are as follows.


UNIT NO.  AREA SQUARE METRES   LEASE EXPIRY DATES
--------  ------------------   ------------------
     76A         320            October 14, 1997
     76B         320           December 31, 1997
      69         751           September 8, 1998
      96         528           September 30, 1998


6. RETIREMENT BENEFITS:



     Syntel India has paid contributions to the Employee Provident Fund amounting to US$19,145 and US$2,916 for the years ended December 31, 1996 and 1995, respectively, into the Government Provident Fund Account. Provision for the other retirement benefits are not yet applicable to Syntel India as per Indian Laws. The same will be provided out of revenue as and when they become applicable.

[A map of the world on this page depicts Syntel's Global Delivery Model which identifies the locations of the Company's Global Development Centers and its sales and service centers. The map is labeled to demonstrate the delivery of services on-site at the customer's location, offsite at Syntel's U.S. locations and offshore at Syntel's Indian locations.

Text beneath the map reads as follows:

IT professional services customized to meet varying customer needs for

*    cost-effectiveness

*    quick turnaround

*    resource availability

*    best practices



Syntel's Chennai facility is expected to be operational during the third quarter of 1997.]

          ============================================================

        NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                     PAGE
                                     ----
Prospectus Summary...............       3
Risk Factors.....................       7
Use of Proceeds..................      14
Prior S Corporation Status and
  Distribution...................      14
Dividend Policy..................      15
Capitalization...................      16
Dilution.........................      17
Selected Financial Data..........      18
Pro Forma Consolidated Statement
  of Income Data.................      19
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations......      20
Business.........................      30
Management.......................      44
Certain Transactions.............      48
Principal Shareholders...........      49
Description of Capital Stock.....      50
Shares Eligible for Future
  Sale...........................      52
Underwriting.....................      53
Legal Matters....................      54
Experts..........................      54
Additional Information...........      55
Index to Financial Statements....     F-1

                               ------------------
        UNTIL                     , 1997 (25 DAYS AFTER THE DATE OF THIS
   PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

          ============================================================
          ============================================================

                                3,000,000 SHARES

                                  SYNTEL LOGO

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                               HAMBRECHT & QUIST

                       PRUDENTIAL SECURITIES INCORPORATED

                         ROBERTSON, STEPHENS & COMPANY
                                           , 1997

          ============================================================

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


     The following exhibits are filed with this Registration Statement:


EXHIBIT
NUMBER       DESCRIPTION
-------      -----------

1            *Underwriting Agreement.
4.2          Specimen Stock Certificate representing the Common Stock.
5.1          Opinion of Dykema Gossett PLLC regarding the legality of the securities being registered.
23.1         Consent of Coopers & Lybrand, L.L.P.
23.2         Consent of Rajkamal Shah & Co.
23.3         Consent of Dykema Gossett PLLC (contained in the opinion
             filed as Exhibit 5.1 hereto).
23.6         Consent of H. H. Sachde & Co.

------------------------------

* To be filed by amendment.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Troy, State of Michigan, on July 15, 1997.


                                          SYNTEL, INC.

                                          By: /s/ BHARAT DESAI
                                            ------------------------------------
                                            Bharat Desai, President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated on July 15, 1997.


                                                                               TITLE
                                                       -----------------------------------------------------

/s/ BHARAT DESAI                                       President and Director
-----------------------------------------------------  (principal executive officer)
Bharat Desai

/s/ NEERJA SETHI                                       Vice President and Director
-----------------------------------------------------
Neerja Sethi

/s/ JOHN ANDARY                                        Chief Financial Officer and Treasurer
-----------------------------------------------------  (principal financial and principal accounting
John Andary                                            officer)

                                      II-2